

# concept to customer *solutions*

*focusing technology and concepts into innovative and successful customer solutions*

***Industrial***





***Medical***









PEMSTAR


1

# engineering

- Industrial and interaction design
- Product development, prototype and test
- Systems integration design
- Reference designs
- Robotics, automation, test and assembly equipment des









***Profitability and innovation***

- Turning initial ideas into winning product concepts
- Fast prototyping for successful product launch
- Cost reduction through value & profit engineering
- Global development using appropriate and leading edge technologies

With design engineers located around the world, PEMSTAR delivers award-winning **Product Development, Automation and Test** design services across key industries.

Intel® Communications Alliance Affiliate Member BRONZE

**Automation and Test** provides solutions for functional test and assembly equipment. These integrate vision sensors, robotics, motion control and material handlers to create automated high-precision assembly, test and packaging equipment. Optical and MEMS devices work with micron sized features and alignment tolerances as small as 20 nanometers. Not only can we create the equipment to produce, test and package your products, but we can we also assist you in the development of the products themselves.

Microsoft® Windows® Embedded Partner

**Product Development** uses a phased engineering approach to generates concepts, specifications, detailed designs and prototypes to develop a fully realized product, ready for manufacture. Our industrial design team creates user-centered product solutions for maximum acceptability by the target market end-users – your customers.

iF design award winner

AWARDS 2004 WINNER

Core competencies across the engineering spectrum and a toolbox of best-of-breed applications combine to provide these total design services "under one roof," around the clock. This concurrent engineering, one-stop-shop approach gives you a competitive advantage, and when appropriate, PEMSTAR's own Technology Building Blocks and reference designs can be utilized to reduce NRE and time-to-profit.

swift AW.


INITIAL CONCEPT
COMMITMENT
product planning
specification
concept development
detai


1
2
3



**Al Berning**
*Chairman and CEO*



**Roy Bauer**
*President and COO*

*"Through challenging business and operational conditions, we maintained the company's ability to support and service customers globally by strengthening the performance of our core operations."*

# Dear Shareholders:

Fiscal 2005 was a transition year for PEMSTAR. Through challenging business and operational conditions, we maintained the company's ability to support and service customers globally by strengthening the performance of our core operations. Customers value PEMSTAR's product development, test and automation services and high complexity manufacturing expertise—these differentiate us from the competition and will continue to be our focus going forward.

During the year, we implemented aggressive restructuring initiatives that will continue into fiscal 2006. These actions are expected to strengthen PEMSTAR's financial model, enable us to focus our improvement actions and put the company back on track to achieve profitability in the short term. While taking these actions, we have maintained a steady focus on our strategic objective of leveraging our core competencies across our global footprint.

The fact remains that we continue to offer a comprehensive engineering, manufacturing and fulfillment platform, and highly skilled teams to deploy customer projects. Moreover, we can do that in virtually any geography around the globe and that resonates with customers—especially our top-tier customers, where we continue to deepen and expand our relationships.

### *Financial Performance*

For the fiscal year ended March 31, 2005, net sales increased to $689.9 million, from $669.4 million for fiscal 2004. Sales growth was driven by the company's semiconductor capital equipment business. PEMSTAR had a net loss for 2005. The loss included restructuring charges, which will improve our cost structure significantly going forward by consolidating locations with excess capacity and reducing the size of our workforce.

Sales to the industrial segment accounted for 42.5 percent of fiscal 2005 net sales, versus 31.7 percent for fiscal 2004; computing and data storage decreased to 30.8 percent from 36.2 percent; and medical was 3.0 percent, versus 4.6 percent. The remaining 23.7 percent of sales were to the communications industry, which accounted for 27.5 percent in 2004.

For the year, 66.7 percent of net sales were derived from product sold in the Americas, compared with 66.9 percent in 2004; 23.7 percent were generated in Asia, versus 23.9 percent; and 9.6 percent in Europe, versus 9.2 percent. In fiscal 2006, we anticipate a greater percentage of net sales will be derived from Europe.

### *Highlights*

Global reach, comprehensive engineering, operational excellence and proven experience are what drive customers to PEMSTAR. In fiscal 2005, we strengthened our customer portfolio and added new projects with existing top-tier customers like IBM, Motorola, Hitachi, Honeywell, Fluke and Siemens. We also continued to expand our operations in lower-cost geographies. In 2005, we firmly established our presence in Eastern Europe, starting production at our new facility in Brasov, Romania. This location serves our European customers' requirements for cost-effective manufacturing.

A focus on quality and efficiency has always been paramount at PEMSTAR. During the year we continued to build on our existing Six Sigma initiatives and introduced a new supply chain management system. The result is improved customer service, higher quality and faster time to market.

In addition, the company continues to win exciting new projects. We are providing engineering development, test and prototype units for the multi-million dollar U.S. Army funded General Dynamics' Land Warrior program. PEMSTAR also completed a new flight deck indication panel to be used in the AIRBUS A380.

### *Outlook*

Technology forecasters are predicting the EMS industry will grow in 2005 as the penetration of outsourcing continues to increase. By eliminating underperforming parts of our business, PEMSTAR will now be a leaner, more efficient company with improved capacity utilization levels and the ability to maximize the outsourcing opportunity and achieve improved financial performance.

Our goals for fiscal 2006 are to:

- right-size the company to achieve profitability;
- increase net sales by leveraging our core capabilities in engineering services and high complexity manufacturing;
- maintain our global footprint and commitment to low-cost manufacturing; and
- continue to improve business processes and operational performance.

We are optimistic about our prospects in 2006 and firmly believe that the new PEMSTAR will more effectively meet the needs and expectations of our key customers. We have the knowledgeable people, capabilities, experience and commitment to quality that it takes to serve and consistently win new business.

Sincerely,

**Allen J. Berning**
*Chairman and CEO*

June 3, 2005

**Roy A. Bauer**
*President and COO*

June 3, 2005

*"Global reach, comprehensive engineering, operational excellence and proven experience are what drive customers to PEMSTAR. In fiscal 2005, we strengthened our customer portfolio and added new projects with existing top-tier customers like IBM, Motorola, Hitachi, Honeywell, Fluke and Siemens."*

PEMSTAR

# SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549**

## FORM 10-K

(Mark One)

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended March 31, 2005

OR

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ____________________ to ____________________.

Commission File No. 000-31223

## Pemstar Inc.

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| Minnesota | 41-1771227 |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| 3535 Technology Drive N.W. Rochester, Minnesota | 55901 |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: (507) 288-6720

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒Yes ☐No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). ☒Yes ☐No

The aggregate market value of voting stock held by non-affiliates of the registrant, as of September 30, 2004, was approximately $84,886,862 (based on the last sale price of such stock as reported by the Nasdaq Stock Market National Market).

The number of shares outstanding of the registrant's common stock, $.01 par value, as of May 31, 2005, was 45,194,881.

### DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2005 Annual Meeting of Shareholders to be held on August 4, 2005 are incorporated by reference into Part III.

## PART I.

### Forward Looking Statements

This Annual Report on Form 10-K (the "Report") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or Pemstar's future performance. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. Forward-looking statements are not descriptions of historical facts. The words or phrases "will likely result," "look for," "may result," "will continue," "is anticipated," "expect," "project" or similar expressions are intended to identify forward-looking statements, and are subject to numerous known and unknown risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified under the caption "Cautionary Statements" in Part I, Item 7 of this Form 10-K. Pemstar undertakes no obligation to update or publicly announce revisions to any forward-looking statements to reflect future events or developments.

PEMSTAR® is a registered trademark of Pemstar Inc. Other trademarks and trade names appearing in this Annual Report on Form 10-K are the property of their respective holders.

### ITEM 1. BUSINESS

### Overview

Pemstar Inc., incorporated in Minnesota in 1994, provides a comprehensive range of global engineering, product design, automation and test, manufacturing and fulfillment services and solutions to our customers in the industrial equipment, medical, computing and data storage, and communications industries. We provide these services and solutions on a global basis through fourteen strategic locations in the Americas, Asia, and Europe. These integrated solutions offerings support our customers' needs from initial product development and design through manufacturing to worldwide distribution and aftermarket support.

### Services Solutions

We offer a comprehensive range of engineering, automation, test, manufacturing and fulfillment solutions that support our customers' products from initial design through prototyping, design validation, testing, ramp to volume production, worldwide distribution and aftermarket support. We support all of our service offerings with a comprehensive supply chain management system, superior quality program management and sophisticated information technology systems. Our comprehensive service offerings enable us to provide a complete solution for our customers' outsourcing requirements.

*Engineering Solutions*

*New Product Design, Engineering, Prototype & Test.* We offer a full spectrum of new product design, prototype, test and related engineering solutions. Our concurrent engineering, one-stop-shop approach shortens product development cycles and gives our customers a competitive advantage in time-to-market and time-to-profit. Our multi-disciplined engineering teams provide expertise in a number of core competencies critical to serving original equipment manufacturers in our target markets, including award-winning industrial design, mechanical and electrical hardware, firmware, software and systems integration and support. We create specifications, designs, quick-turn prototypes, and validate and ramp our customers' products into high volume manufacturing. Our technical expertise includes electronic circuit design for analog, digital, radio frequency, microwave and mixed signal technology, Microsoft and Intel design capabilities. We have global engineering facilities in Almelo, the Netherlands; San Jose, California; Rochester, Minnesota; and Singapore.

*Custom Test and Automation Equipment Design & Build Solutions.* We provide our customers with a comprehensive range of custom functional test equipment, process automation and replication solutions. We have substantial expertise in tooling, testers, equipment control, systems planning, automation, floor control, systems integration, replication and programming. Our custom functional test equipment, process automation and replication solutions are available to original equipment manufacturers as part of our full service product design and manufacturing solutions package or on a stand-alone basis for products designed and manufactured elsewhere. We are also a merchant provider of customer test equipment and automation systems to original equipment manufacturers. Our ability to provide these solutions allows us to capitalize on original equipment manufacturers' increasing needs for custom manufacturing solutions and provide an additional opportunity to introduce customers to our comprehensive engineering and manufacturing services.

Revenues from our engineering services, including process test and automation equipment and prototype development, were 12.7%, 11.8% and 12.0% of our total net sales in fiscal 2005, 2004 and 2003, respectively.

*Manufacturing and Fullfillment Solutions*

*Printed Circuit Board Assembly & Test.* We offer a wide range of printed circuit board assembly and test solutions, including printed circuit board assembly, assembly of subsystems, circuitry and functionality testing of printed assemblies, environmental and stress testing and component reliability testing.

*Flex Circuit Assembly & Test.* We provide original equipment manufacturers with a wide range of flexible circuit assembly and test solutions. We utilize specialized tooling strategies and advanced automation procedures to minimize circuit handling and ensure that consistent processing parameters are maintained throughout the assembly process. All of our manufacturing activities are monitored to comply with strict environmental controls and to maintain our product quality standards.

*Systems Assembly & Test.* We offer a wide range of systems assembly and test solutions that enhance product quality and optimize the supply chain. Our manufacturing capabilities include the design, development and building of test strategies and equipment for our customers' products which utilize manual, mechanized or fully automated production lines to improve product quality, reduce costs and improve delivery time to customers. We also have expertise in advanced precision and electromechanical technologies and optical manufacturing services. In order to meet our customers' demand for systems assembly and test solutions, we offer subassembly build, final assembly, functionality testing, configuration and software installation and final packaging services.

*Precision Electromechanical Assembly & Test.* We offer a full spectrum of precision electromechanical assembly, coating and test solutions that can be utilized in a variety of advanced applications in computer, communications, industrial and medical industry segments. We design, develop and build product specific manufacturing processes utilizing manual, mechanized or fully automated lines to meet our customers' product volume and quality requirements. All of our assembly and test processes are developed according to customer specifications and replicated within our facilities.

Revenues from manufacturing services, including process test and automation equipment and prototype production, were 87.3%, 88.2% and 88.0% of our total net sales in fiscal 2005, 2004 and 2003, respectively.

*Product Configuration and Distribution.* We provide our customers with product configuration and global distribution services that complement our engineering and manufacturing solutions and enable our customers to be responsive to changing market demands and reduce time to market. We have developed a Web-based collaboration interface that enables real-time communication with our customers. We utilize sophisticated software that allows us to customize product runs to configure the products made to the specifications in our customers' orders. Our global distribution capabilities allow us to distribute products to customers, distributors and end-users around the world. We provide inventory programs that allow our customers to manage the shipment and delivery of products. As part of these inventory programs, a customer may request that its inventory be stored at a site closer to the customer prior to distribution, which streamlines the distribution process and decreases delivery times.

*Aftermarket Services.* All of our products carry warranties subject to contractual agreements with our customers. In addition, we provide our customers with a range of aftermarket services, including repair, replacement, refurbishment, remanufacturing, exchange, systems upgrade and spare part manufacturing throughout a products life cycle. These services are tracked and supported by specific information technology systems that can be tailored to meet our customers' individual requirements.

**Value-Added Support Systems**

We support our engineering, manufacturing, distribution and aftermarket support services with an efficient supply chain management system and a superior quality management program. All of our value-added support services are implemented and managed through web-based information technology systems, which enable us to collaborate with our customers throughout all stages of the engineering, manufacturing and order fulfillment processes.

*Supply Chain Management*

Our supply chain management system reduces our customers' total costs by assisting them in the selection of components during the product design stage to enhance advantageous sourcing and pricing from preferred suppliers and distributors. We employ a supplier certification process to ensure that suppliers of key components have predictable and stable manufacturing processes capable of supplying components that meet or exceed our quality requirements. We have strong relationships with a broad range of materials and component suppliers and distributors based on our commitment to use them on a preferred basis. In addition, our product design and volume procurement capabilities enhance our ability to secure supplies of materials and components at advantageous pricing.

We utilize a full complement of electronic data interchange transactions, or EDI, with our suppliers to coordinate forecasts, orders, reschedules, inventory and component lead times. Our enterprise resource planning systems, or ERP systems, provide product and production information to our supply chain management, engineering change management and floor control systems. These ERP systems also provide us with real-time financial and materials management data. Our information systems also control serialization, production and quality data for all of our facilities around the world utilizing state-of-the-art statistical process control techniques for continuous process improvements. We also have developed a Web-based collaboration interface that utilizes products from AGILE Software Corporation and i2 Technologies to collaborate with our supply chain partners in real-time on product content and engineering change management. We utilize Web-based interfaces and real-time supply chain management software products across all of our facilities to enhance our ability to rapidly scale operations to meet customer needs, shift capacity in response to product demand fluctuations, reduce materials costs and effectively distribute products to our customers or their end-customers.

*Quality Management*

We believe that the application of quality management and continuous quality improvement activities are key success factors to providing high quality products and services to our customers. Our base quality system is ISO 9001:2000, and we comply with 21 CFR Part 820/ISO 13485 in our medical device manufacturing locations as well. In facilities where applicable, we have also installed quality management systems supporting QS 9000, AS9100, and TL9000 for those customers who require such. All our factories have on-line, Web-enabled process control manufacturing execution systems utilizing DATASWEEP software for work in progress and production line quality control. At pre-determined points of time, currently on an hourly basis, production line performance can be monitored from any site in the world, to headquarters. We also provide a service that allows customers to view their own product performance as it is manufactured.

**Manufacturing Technologies**

We offer original equipment manufacturers expertise in a wide variety of traditional and advanced manufacturing technologies. Our technical expertise supports standard printed circuit board assembly as well as increasingly complex products that require advanced engineering skills and equipment. Pemstar helps its customers deal with Reduction of Hazardous Substances (RoHS) requirements around the world. Manufacturing sites in the Americas, Asia and European regions are certified in both water soluble and no-clean processes and are currently producing products that are RoHS compliant. We intend to continue to maintain our technical expertise in traditional methods and processes and to continue developing and maintaining our expertise in advanced and emerging technologies and processes.

We provide original equipment manufacturers with expertise in manufacturing technologies used in the production of optical and wireless components and systems, including:

- *Adhesives*. This technology involves the precision application of bonding agents to components.
- *Conformal Coating*. This technology involves applying a film coating to printed circuit board assemblies and other assemblies to protect them from environmental damage. In addition, Pemstar can also coat medical devices with biocompatible materials such as parylene, which can also serve as a foundation for subsequent coating layers that include pharmaceuticals or other compounds such as heparin.
- *Laser Welding*. Utilizing lasers, we can conduct high-precision welding of materials.

- *Hybrid Optical/Electrical Printed Circuit Board Assembly and Test.* We have technology that enables us to assemble circuit board assemblies containing both light or laser components and electrical components.

- *Sub-micron Alignment of Optical Sub-Assemblies.* We have technology that enables us to align components within increments of less than one millionth of a meter.

Our manufacturing technology expertise also includes the following areas applicable to both printed circuit board assembly and application specific flexible circuits:

- *Surface Mount Technology.* Utilizing this technology, component leads are attached to a circuit board by soldering to a circuit board without any holes or leads protruding through the board. This technology is used for higher density products because both sides of the board can be used and can be automated for high volume production.

- *Fine Pitch.* Fine pitch technology also involves the attachment of component leads onto a circuit board by soldering. Pitch refers to the spacing of component leads and patterns. With fine pitch and ultra fine pitch technology, the distance between the individual component leads is much smaller, making this technology useful for products requiring smaller packaging and higher board densities.

- *Ball Grid Array.* A ball grid array is a method of mounting an integrated circuit or other component onto a printed circuit board. Rather than using traditional leads, the component is attached directly to the bottom of the package with small balls of solder. When assembled onto a circuit board, these solder balls form an inter-connect with conducive pads on the surface of the board. This method allows for greater component density and is used in printed circuit boards with higher layer counts.

- *Flip Chip.* A flip chip is a structure that houses circuits, which are interconnected without leads. This technology involves mounting an electronic device face down directly to a circuit board utilizing solder balls attached to the device. The electrical interconnections are then surrounded with an adhesive-type underfill for protection. Flip chips are utilized to minimize printed circuit board surface area when compact packaging and higher product performance is required.

- *Chip On Board/Wirebonding.* This technology involves the attachment of an electronic device face-up directly to a circuit board and then making individual electronic connections by bonding conducive wires to the board and the device. The completed assembly is then encapsulated in a polymer. This technology eliminates the need for packaging the circuit, and allows for additional miniaturization of products.

- *In-Circuit Test.* This technology involves the verification of specific portions of a circuit board for basic electronic properties associated with manufacturing defects.

- *Board Level Functional Test.* This technology simulates the ultimate end- use functionality of a completed circuit board assembly.

- *Stress Testing.* This technology verifies the functionality of a completed printed circuit board assembly while intentionally introducing adverse environmental conditions such as temperature extremes, humidity and vibration to screen out potential problems or failures otherwise not detectable until the product is in use.

## Customers

Our customers include industry leading original equipment manufacturers such as Fluke Corporation, Honeywell, IBM, Medtronic, Hitachi Global Storage, Motorola and Seagate. We also have many relationships with new and existing customers across the four key industries we serve including Ciena, Given Imaging, MTS Systems, QLogic, and U.S.

Army/General Dynamics. The following table shows the percentage of our net sales in each of the markets we serve for the fiscal years ended March 31, 2005, 2004 and 2003.

| | Fiscal Year Ended March 31, | | |
|---|---|---|---|
| Markets | 2005 | 2004 | 2003 |
| Communications | 24% | 27% | 37% |
| Computing and Data Storage | 31 | 36 | 34 |
| Industrial Equipment | 42 | 32 | 23 |
| Medical | 3 | 5 | 6 |
| Total | 100% | 100% | 100% |

The following table indicates, for fiscal 2005, certain large customers in terms of net sales, in alphabetical order, and the primary products for which we provided our services.

| Customers | End Products |
|---|---|
| Applied Materials | Industrial semi-conductor capital equipment |
| Ciena | Communications equipment |
| Fluke Corporation | Industrial instrumentation |
| Hitachi Global Storage | Industrial and storage electronics |
| Honeywell | Industrial electronics |
| IBM | Computing, network and storage equipment |
| Motorola | Wireless communications devices |
| QLogic | Communications and switching equipment |
| Seagate | Storage equipment |

IBM and Applied Materials represent the Company's only customers whose sales each exceeded 10% of consolidated net sales in fiscal 2005.

### Sales and Marketing

We market our engineering, product development, automation and test, manufacturing and fulfillment services solutions through a sales force of thirteen full-time senior sales professionals located in the Americas, Europe and Asia. Our North American sales force is assisted by a network of manufacturers' representatives. Sales in each world-wide region are managed by an experienced sales team with the assistance of technical support members who assist in coordinating the engineering interface across the regions. Our direct sales personnel have knowledge of local and international markets, which we believe is critical to identifying new customers and developing new business opportunities. Our executive operations team is integral to our sales efforts, with each member being assigned to an Americas, European or Asian region in which the executive interfaces with customers to ensure customer satisfaction and generate additional business opportunities.

Our sales and marketing professionals target original equipment manufacturers that require a comprehensive outsourcing solution in the communications, computing and data storage, industrial and medical industries and whose outsourcing requirements will utilize our global facilities and capabilities. Our marketing strategy focuses on developing close working relationships with our customers. To facilitate these relationships, a customer support team is designated in order to service all of the customer's needs throughout the life cycle of a product. Each team consists of a dedicated program manager, project buyer, production control planner, manufacturing engineer and quality engineer. The program manager serves as the customer's point of contact for all of the customer's tactical requirements on a worldwide basis and, with the support of the other team members, has responsibility for managing all aspects of the customer's project.

### Intellectual Property

We have proprietary processes and program management methodologies that enable us to shorten time to market and to deliver high quality products in a cost-effective manner. Our intellectual property portfolio of patents, patent applications, trade secrets, know-how, and other proprietary information, enables us to develop products and manufacture custom automation and test equipment solutions for our customers. In the U.S. and Singapore, we currently have patents and patents pending for technology and methodologies relating to product development, process automation, product quality and reliability, manufacturing processes, failure analysis, process control techniques and test equipment. These inventions are used as building blocks that can be applied in a variety of applications.

Our multi-disciplined engineering teams continually seek to develop new testing and manufacturing equipment and processes to meet our customers' changing needs and provide custom product development solutions at an affordable cost. Our engineers often incorporate custom built equipment into our own proprietary manufacturing systems to maximize the equipment's functionality and optimize manufacturability. Because these systems are based on our proprietary technology, they can be quickly replicated in our facilities and provided to our customers in a cost-efficient manner.

To protect our proprietary rights, we rely largely upon a combination of patents, trade secret laws, non-disclosure agreements with our customers and our internal confidentiality procedures and employee confidentiality agreements. Although we take steps to protect our proprietary information and trade secrets, misappropriation may still occur. We believe that our proprietary design and manufacturing processes do not infringe on the proprietary rights of others.

We license some technology from third parties that we use in providing engineering and manufacturing services to our customers. We believe that these licenses are generally available on commercial terms from a number of licensors. Generally, the agreements governing this technology grant us non-exclusive, worldwide licenses with respect to the subject technology and could terminate upon a material breach by us.

**Research and Development**

The market for our services is characterized by rapidly changing technology and continuing process development. Original equipment manufacturers are demanding smaller, faster and higher performance products. These demands require increasingly complex engineering and manufacturing capabilities. We are committed to developing new design and manufacturing technologies and enhancing our existing technologies. Since our formation in 1994, we have made investments in technology and equipment to meet our customers' needs and maintain our competitive advantage. Our expenditures for research and development in fiscal 2005, 2004 and 2003 were $0.6 million, $0.5 million, and $1.0 million, respectively.

Our close relationships with customers in the early stages of product design allows us to develop new products that utilize innovative technology in a variety of engineering disciplines. These close relationships assist us in identifying emerging products and related technologies in target markets, which allows us to develop and expand our existing technology, or to develop or obtain new technology that will enable us to remain competitive in the electronics manufacturing services industry. As a result of our commitment to maintaining advanced technological capabilities, we have developed expertise in communications, particularly in the areas of optical and wireless technologies, which we believe gives us a competitive advantage over many other electronics manufacturing services providers.

**Employees**

As of March 31, 2005, we had 3,346 full-time employees. In addition to our full-time employees, we regularly hire part-time and temporary (contract) employees. Given the variable nature of our project flow and the quick response time required by our customers, it is critical that we be able to quickly adjust our production capacities to maximize efficiency and manage costs. To achieve this, our strategy has been to employ a skilled temporary labor force, as required. Except for our 220 employees located in Almelo, the Netherlands, none of our employees are unionized. We believe our employee relations are good, and we have not experienced any work stoppages at any of our facilities.

**Worldwide Operations**

A key element in our business strategy is to leverage our balanced global presence to provide engineering, manufacturing and fulfillment services and solutions in locations that meet our customers' regional requirements. Consistent with this strategy, we have established three geographical operation regions: the Americas, Europe and Asia. Each region has design and manufacturing facilities. Our facilities offer a full range of services, where suitable to the regional market, or a more limited range, when that is appropriate. Facilities' service offerings can be scaled up or down as customers' needs change. We will continue to explore strategic opportunities throughout the world, especially in low-cost regions, that strengthen our competitive position and enhance shareholder value.

In the Americas region, our Midwest hub facilities in Rochester and Chaska, Minnesota and Dunseith, North Dakota provide a full range of services and solutions, including engineering design capabilities, a new product introduction specialty center, volume production capacity and fulfillment and aftermarket services. The hub is run as one virtual organization that optimizes support cost and lowers overall cost to our customers. In addition our volume production capacity is often delivered through our strategic relationships with Native American owned distribution businesses. Our Pemstar Pacific Consultants' Division continues to add significantly to our engineering and design capabilities in our San

Jose location and represent a strong presence for us in the governmental market. This complements the communications and optical solutions we provide in the same location. Our Austin, Texas expansion in fiscal 2004 greatly enhanced our capabilities in capital equipment manufacturing and expanded our presence in the industrial segment. Our Mexico facility, located in Guadalajara, enables us to provide low-cost manufacturing and order fulfillment services for our customers on a global basis. Planned reductions for fiscal 2006 include closure of the Chaska facility and significant downsizing and changing the mission of our San Jose manufacturing operations to become a center for new customer product introductions and prototype builds. We are reviewing options for our Mexico operation, which will likely include a sale or downsizing to increase capacity utilization.

In the Europe region, our Almelo, the Netherlands, facility serves as a full range capability site and additionally provides the capability to rapidly distribute products for our European and North American customers. Our facility in Ireland also supports European customers with an additional emphasis on medical device manufacturing. We also support medical device manufacturing in our operation located at Yoqneam, Israel. During fiscal 2005, the Company has started an expansion joint venture in Brasov, Romania that offers customers a low cost production solution.

In the Asia region, our facility in China is the largest Pemstar site. The China operation enables us to reduce our customers' manufacturing costs while giving us access to new customers in the communications, computing and data storage industries. Our Bangkok, Thailand operation is located outside of Bangkok in a tax-free industrial zone to expand our manufacturing capabilities and provide cost effective solutions for our customers. Our Thailand operations are strategically situated in the rapidly expanding Asian communications, computing and data storage markets, giving us access to new customers in those industries. Our facility in Singapore has enhanced our service capabilities in the data storage industry by adding specialized disk drive design and industrial equipment assembly capabilities. This facility also provides critical sales support for customers in the United States, Southeast Asia, the Philippines, Japan and Korea. Our Yokohama, Japan, facility supports the needs of our customers in our Asian production and engineering facilities.

For disclosures regarding the financial information about various geographies, see Note 12 to the consolidated financial statements included herewith.

For a description of risks related to our foreign operations, see "Cautionary Statements—Operating in foreign countries exposes us to increased risks, which could adversely affect our results of operations."

**Competition**

The electronics manufacturing services industry is highly competitive, and we compete against numerous domestic and foreign engineering and manufacturing service companies. We believe that the principal competitive factors in our industry are:

- Service and solutions offerings;
- Technological capabilities;
- Scale of operations and financial strength;
- Geographic location and coverage;
- Pricing;
- Product quality;
- Meeting product delivery schedules; and
- Flexible and timely response to design and schedule changes.

We believe that large, publicly-traded original equipment manufacturers prefer to enter into outsourcing relationships with other public electronics manufacturing services providers that present them with the opportunity to build a long-term relationship because of their greater access to capital and resulting financial stability. Many of our competitors are substantially larger and have greater financial, operating, manufacturing and marketing resources than we do. Some of our competitors have broader geographic breadth and range of services than we do. In addition, some of our competitors may have stronger relationships with our existing customers than we do. We believe that we are well positioned to compete against these larger competitors due to our worldwide engineering, product quality, flexibility and timeliness in responding to design and schedule changes, reliability in meeting product delivery schedules, pricing, the provision of value-added services and geographic location.

We also face competition, with decreasing frequency, from the manufacturing operations of our current and potential customers, who continually evaluate the relative benefits of internal manufacturing compared to outsourcing. As more original equipment manufacturers dispose of their manufacturing assets and increase their use of outsourcing, we face increasing competitive pressure to grow our business in order to maintain our competitive position.

**Governmental Regulation**

Our operations are subject to federal, state and local regulatory requirements on environmental, waste management and health and safety measures relating to the use, release, storage, treatment, transportation, discharge, disposal and clean-up of hazardous substances and wastes, as well as practices and procedures applicable to the construction and operation of our plants. In addition, we are required to register with the United States Food and Drug Administration as a medical device manufacturer. The FDA and various state agencies inspect our facilities from time to time to determine whether we are in compliance with the FDA's Quality Systems Regulation relating to medical device manufacturing companies, including regulations concerning manufacturing, testing, quality control and product labeling practices. The current costs of compliance are not material to us, and we are not presently aware of any facts or circumstances that would cause us to incur significant costs or liabilities in the future related to environmental, health and safety law compliance.

**Available Information**

Pemstar's Internet website is http://www.pemstar.com. Pemstar makes available free of charge, on or through its website, its annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with, or furnishing such reports to, the Securities and Exchange Commission. Information contained on Pemstar's website is not part of this report.

## ITEM 2. PROPERTIES

Our executive offices are located in Rochester, Minnesota, where we also have engineering and manufacturing facilities. Information about all of our facilities is set forth below:

| Location | Approximate Square Feet | Owned/Leased | Principal Services |
|---|---|---|---|
| Rochester, Minnesota | 257,000 | Leased | Headquarters, engineering and manufacturing |
| San Jose, California | 141,000 | Leased | Engineering and manufacturing |
| Dunseith, North Dakota | 47,000<br>53,000 | Owned(1)<br>Leased | Manufacturing |
| Austin, Texas | 94,000 | Leased | Manufacturing |
| Chaska, Minnesota | 58,000 | Leased | Manufacturing |
| Guadalajara, Mexico | 119,000 | Leased | Manufacturing |
| Tianjin, China | 250,000 | Owned | Manufacturing |
| Bangkok, Thailand | 180,000 | Owned(1) | Manufacturing |
| Singapore | 60,000 | Leased | Engineering and manufacturing |
| Yokahama, Japan | 1,000 | Leased | Sales and technical support |
| Almelo, the Netherlands | 130,000 | Leased | Engineering and manufacturing |
| Navan, Ireland | 26,000 | Leased | Manufacturing |
| Yoqneam, Israel | 5,000 | Leased | Manufacturing and technical support |
| Brasov, Romania | 30,000 | Leased | Manufacturing |
| **Inactive** | | | |
| Mountain View, California (2 facilities) | 38,000<br>7,000 | Leased<br>Leased | Vacated in fiscal 2004 |
| Rochester, Minnesota (2 facilities) | 60,000<br>9,000 | Leased<br>Leased | Vacated in fiscal 2005 |
| Taunton, Massachusetts | 85,000 | Leased | Vacated in fiscal 2005 |
| Hortolandia, Brazil | 30,000 | Leased | Vacated in fiscal 2005 |

(1) Property is pledged under a mortgage to a bank lender.

We believe our facilities are well maintained and suitable for their respective operations. We anticipate that as our business grows, we will need to acquire, lease or build additional facilities. We may encounter unforeseen difficulties, costs or delays in expanding our facilities.

## ITEM 3. LEGAL PROCEEDINGS

We were a defendant, along with several current and former officers and directors, in a consolidated putative class action captioned *In re PEMSTAR Securities Litigation*, alleging violations of Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934 and Sections 11 and 12 of the Securities Act of 1933. The lawsuit was a consolidation of several lawsuits, the first of which was commenced in United States District Court for the District of Minnesota on July 24, 2002. The plaintiffs, several individual shareholders, alleged, in essence, that the defendants defrauded our shareholders by making optimistic statements during a time when they should have known that business prospects were less promising and alleged that the registration statement filed by us in connection with a secondary offering contained false, material misrepresentations. An Amended Consolidated Complaint was filed January 9, 2003.

On August 23, 2002 and October 2, 2002 two different individual shareholders also commenced virtually identical shareholder derivative actions against us as nominal defendant and our Board. Those actions had been consolidated and were pending in United States District Court for the District of Minnesota, Third Judicial District, County of Olmsted. The allegations in the consolidated derivative actions were based on many of the same facts that gave rise to the securities action. The derivative action alleged that our Board breached its fiduciary duties by allegedly allowing violations of the securities laws to occur.

In March, 2005, we entered into a settlement agreement with the plaintiffs of the *In re PEMSTAR Securities Litigation*. On May 27, 2005, we received final approval of the settlement by the United States District Court for the District of Minnesota. Under the terms of the $12 million settlement, we will pay $250,000 and our insurers will pay the remaining $11,750,000. This settlement fully resolves these claims against us and several of our current and former officers and directors. The consolidated derivative lawsuits pending in Olmsted County have also been settled. The settlement is subject to final approval by the Olmsted County Court. This settlement requires us to enhance certain corporate governance policies and provides for payment of plaintiff's attorney fees ordered by the Olmsted County District Court. Those fees will also be paid by our insurers.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

## EXECUTIVE OFFICERS OF THE REGISTRANT

Robert D. Ahmann, 49, is Executive Vice President, Business Development and has served in that capacity since January 2005. Prior to that Mr. Ahmann was Executive Vice President Industrial Engineering since May 1999 and worked for Pemstar in various capacities since 1994. From 1977 to 1994, Mr. Ahmann was employed by IBM, where he held several engineering and management positions, including most recently as manager of test and process engineering for storage products. Mr. Ahmann holds a B.S.E.E. from North Dakota State University and a M.S.E.E. from the University of Minnesota.

Roy A. Bauer, 59, is President, and has served in that capacity since December 2004 and Chief Operating Officer and has served in that capacity since July 2002 and has worked for Pemstar in various capacities since 2001. He has served on the Board of Directors since 2004. Prior to joining Pemstar, Mr. Bauer was employed by IBM for twenty-four years in various positions in manufacturing, product development, and quality management. As Director of WW AS/400 System Quality and Customer Satisfaction, he led the IBM Rochester site in winning the Malcolm Baldrige National Quality Award in 1990. After leaving IBM in 1992, Mr. Bauer authored several books on quality, strategy, managing organizational change, and product development, and consulted with a number of Fortune 100 companies on these topics. He also consulted on information technology operations for the Nagano and Sydney Olympic Games. Mr. Bauer is currently serving on the Board of Directors of the University of Wisconsin Stout Foundation and in May of 2003 was named to the Panel of Judges of the Malcolm Baldrige National Quality Award Program. Mr. Bauer holds a B.S. in Industrial Technology and a Doctorate of Science from the University of Wisconsin-Stout.

Allen J. Berning, 50, has served as our Chief Executive Officer, director and Chairman of our Board since the founding of Pemstar in 1994. Prior to founding Pemstar, Mr. Berning was employed by IBM for fifteen years, where he held several engineering and management positions in process engineering, manufacturing, cost engineering and resource planning, including most recently as Operations Manager for IBM's Rochester Storage Systems facility. Mr. Berning received a B.S.I.E. and an M.B.A. from St. Cloud State University. He served as board member and past chair of the Greater Rochester Area University Center. He is currently serving on the 2005 Olmsted County United Way Campaign Cabinet. In 1999, Mr. Berning received the national Ernst & Young Entrepreneur of the Year Award.

Bruce Borgerding, 54, is Vice President, General Counsel of Pemstar and has served in that capacity since February 2005. Prior to joining Pemstar Mr. Borgerding completed a one year consultant project with Zimmer Spine as its principal in-house attorney. Prior to that Bruce worked at Medtronic doing large business development, M&A work and large commercial contracting work from 2001 to 2003 and worked as legal counsel at H.B. Fuller Company and Tennant Company from 1988 to 2001. Mr. Borgerding has over 20 years of experience with emphasis in business development, product distribution, intellectual property management, strategic planning, mergers and acquisitions, employment matters and corporate secretarial duties. Mr. Borgerding holds a B.A. in physics/chemistry from Florida Atlantic University, a J.D. from William Mitchell College of Law, and an M.B.A. from the University of St. Thomas.

John C. Boutsikaris, 57, is Executive Vice President, Sales and Marketing and has served in that capacity since July of 2004. Prior to joining Pemstar, Mr. Boutsikaris was Vice President for Worldwide Channel Partner Unit from 2001 to 2003. Prior to that, Mr. Boutsikaris held several executive and senior level management positions at Agilent Technologies and Hewlett Packard Co. from 1973 to 1990 and from 1993 to 2003. Mr. Boutsikaris holds a B.A. in Finance and Marketing from the University of California, and advanced study in Aerospace Engineering from the University of Arizona.

Larry R. Degen, 50, is a Vice President and has served as our Principal Accounting Officer since 2002. Prior to that, he served Pemstar as Corporate Controller since 1999. Mr. Degen was employed as Finance Director, North America by Capital Safety Company Ltd (formerly a division of BTP plc), a safety products manufacturer, from 1994 to 1999. Previously, he held various auditing services positions over 15 years with Ernst & Young. He holds a B.A. in Accounting and Business Administration/Economics from St. John's University.

Gregory S. Lea, 52, is an Executive Vice President and our Chief Financial Officer and has been a director of Pemstar since April 2001. From 1993 to April 2002, Mr. Lea served as a corporate Vice President for Jostens Corporation, a commemorative and affiliation products manufacturer, serving most recently as corporate Vice President—Business Ventures. From 1993 to 1999, Mr. Lea held two other corporate vice presidency positions at Jostens Corporation. From 1974 to 1993, Mr. Lea was employed by IBM Corporation, where he held several financial management and administrative positions. From 1981 to 1993, Mr. Lea was President and a member of the Board of Directors of the Ability Building Center, Inc. Mr. Lea holds a B.S. in Accounting/Business Management from Minnesota State University, Mankato.

## NON-OFFICER DIRECTORS OF THE REGISTRANT

Tom Burton has been an independent consultant since 1995. From 1960 to 1990, he was president and CEO of Waters Instruments, Inc. He served on the Minnesota Public Utilities Commission from 1992 to 1997.

Kenneth Hendrickson has served as a director of Pemstar since June 2002. Currently, Mr. Hendrickson is the Chairman of the Board for XIOtech Corporation, which designs, manufactures and markets comprehensive networked storage solutions. From March 2003 to December 2003, Mr. Hendrickson served as acting Chief Executive Officer at XIOtech Corporation. Mr. Hendrickson was the Chairman and Chief Executive Officer of Ancor Communications from August 1997 until Ancor was acquired by QLogic Corporation on August 1, 2000. He served QLogic as a consultant from August 1, 2000 until August 1, 2001. Ancor and QLogic design and produce products for storage area networks. Mr. Hendrickson has served in executive positions for Western Digital Corporation, Archive Corporation, Control Data Corporation, and IBM Corporation where he served more than 18 years in a variety of general management, development and manufacturing positions.

Bruce M. Jaffe has served as a director of Pemstar since 2000. Mr. Jaffe is currently Vice President and Chief Financial Officer of LogicVision, Inc., a provider of proprietary technologies for embedded test. Mr. Jaffe was Senior Vice President and Chief Financial Officer of Bell Microproducts Inc., a distributor of storage and computer products from 1997 to 1999. From 1967 to 1996, he was employed by Bell Industries Inc., a distributor of electronic components, where he held several management positions, most recently as president, chief operating officer and a member of the board of directors. From 1965 to 1967, Mr. Jaffe was employed as an accountant by Price Waterhouse. Mr. Jaffe holds a B.S. in Business from the University of Southern California and is a certified public accountant. Mr. Jaffe currently serves on the board of directors of Metron Technology, a supplier of equipment, materials and outsourcing services to the semi-conductor industry; and the Board of Advisors for the University of Southern California School of Business.

Wolf Michel has served as a director of Pemstar since being appointed by the Pemstar board of directors in May 2003. Mr. Michel has been an independent consultant since 2001. From 1996 to 2001, Mr. Michel held various executive positions with Solectron in Europe. Prior to that, he was with Hewlett Packard for 31 years in a variety of general management, engineering and manufacturing positions in Europe and the United States.

Michael Odrich has served as a director of Pemstar since June 2002 and previously, from 1998 until January 2001. Mr. Odrich is a Managing Director and Head of Lehman Brothers' Private Equity Division, which encompasses the Firm's Merchant Banking, Venture Capital, Real Estate, Fixed Income-Related and Private Funds Investments activities. He is a member of the Firm's Investment Committee, Valuation Committee and the Screening Committees of the five asset classes that comprise Lehman Brothers Private Equity. Mr. Odrich joined the Private Equity Division in 1995, with responsibilities including the identification, structuring and execution of merchant banking investments. Also in 1995, he conceived and instituted the Firm's venture investment program and has led that program since its inception. Prior to joining Private Equity, Mr. Odrich served for three years as assistant to Lehman Brothers' Chairman and Chief Executive Officer, where he was involved in strategic and financial planning, board of directors matters and merchant banking and investment banking transactions. He joined the Investment Banking Division of Lehman Brothers in 1986, where he spent the majority of his time in the M&A Department. He currently is a director of Regeneration Technologies, Inc. (Nasdaq: RTIX), and a former director of Active Software, Inc. (Nasdaq: WEBM). Mr. Odrich holds an M.B.A. from Columbia University and a B.A. from Stanford University.

Steven Snyder has served as a director of Pemstar since May 2004. Mr. Snyder is currently Executive Vice President and Chief Financial Officer of Xiotech Corporation. Mr. Snyder has held this position since February 2003 and served as a consultant to information technology and medical device companies from January 2001 to February 2003. Beginning in October 1997, Mr. Snyder was Chief Financial Officer for Ancor Communications, a position he held until December 2000. Ancor Communications was acquired by QLogic Corporation in August 2000. Ancor and QLogic design and produce products for storage area networks. Prior to joining Ancor, Mr. Snyder worked with Cray Research, a developer and manufacturer of supercomputers, where he served as corporate controller at the time of Cray's acquisition by SGI Corporation and prior to that he held various financial management positions at Control Data Corporation. He began his career with KPMG LLP. Mr. Snyder is a Certified Public Accountant and holds an MBA degree from the University of Minnesota.

## PART II.

## ITEM 5. MARKET FOR PEMSTAR'S COMMON STOCK AND RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### Market Information

Our common stock is quoted on the NASDAQ national market under the symbol "PMTR". The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock, as reported on the NASDAQ national market.

| | High | Low |
|---|---|---|
| **Fiscal 2004:** | | |
| First Quarter | $ 4.50 | $ 2.06 |
| Second Quarter | $ 4.34 | $ 2.40 |
| Third Quarter | $ 4.21 | $ 3.00 |
| Fourth Quarter | $ 5.37 | $ 3.25 |
| **Fiscal 2005:** | | |
| First Quarter | $ 4.00 | $ 1.93 |
| Second Quarter | $ 2.40 | $ 1.61 |
| Third Quarter | $ 2.09 | $ 1.15 |
| Fourth Quarter | $ 2.06 | $ 1.04 |
| **Fiscal 2006:** | | |
| First Quarter (through May 13, 2005) | $ 1.30 | $ 1.08 |

### Holders

As of May 13, 2005, our common stock was held by approximately 1,354 shareholders of record and was quoted at $1.22 per share.

### Dividends

We have never declared or paid any dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings to fund the development and growth of our business. Our credit facility contains certain covenants, which prohibit us from paying any cash dividends without prior consent of the lenders.

## ITEM 6. SELECTED FINANCIAL DATA

The following table summarizes financial data regarding our business and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes included in this report.

| *(In thousands, except per share data)* | Year Ended March 31, | | | | |
|---|---|---|---|---|---|
| | **2005** | **2004** | **2003** | **2002** | **2001** |
| **Consolidated Statements of Operations Data:** | | | | | |
| Net sales | $ 689,916 | $ 669,446 | $ 668,175 | $ 657,493 | $ 635,307 |
| Cost of goods sold | 652,018 | 626,832 | 637,074 | 627,457 | 581,278 |
| Gross profit | 37,898 | 42,614 | 31,101 | 30,036 | 54,029 |
| Selling, general and administrative expenses | 60,374 | 52,306 | 51,076 | 53,351 | 37,366 |
| Restructuring costs | 5,205 | 7,961 | 4,249 | - | - |
| Amortization | 219 | 107 | 129 | 2,152 | 1,961 |
| Goodwill impairment charges | - | - | - | 24,228 | - |
| Operating (loss) income | (27,900) | (17,760) | (24,353) | (49,695) | 14,702 |
| Other (income) expense – net | (928) | (794) | (558) | (829) | (967) |
| Interest expense | 8,162 | 7,815 | 8,870 | 7,077 | 7,550 |
| (Loss) income before income taxes and cumulative effect of accounting change | (35,134) | (24,781) | (32,665) | (55,943) | 8,119 |
| Income tax (benefit) expense | (1,397) | 503 | 753 | (1,926) | 1,436 |
| (Loss) income before cumulative effect of accounting change | (33,737) | (25,284) | (33,418) | (54,017) | 6,683 |
| Cumulative effect of accounting change [1] | - | - | (5,346) | - | - |
| Net (loss) income | $ (33,737) | $ (25,284) | $ (38,764) | $ (54,017) | $ 6,683 |
| (Loss) income before cumulative effect of accounting change per common share: | | | | | |
| Basic | $ (.75) | $ (.60) | $ (.90) | $ (1.56) | $ .29 |
| Diluted | (.75) | (.60) | (.90) | (1.56) | .25 |
| Net (loss) income per common share: | | | | | |
| Basic | (.75) | $ (.60) | $ (1.04) | $ (1.56) | $ .29 |
| Diluted | (.75) | (.60) | (1.04) | (1.56) | .25 |
| Weighted average number of common shares outstanding [2]: | | | | | |
| Basic | 45,154 | 42,002 | 37,133 | 34,717 | 23,013 |
| Diluted | 45,154 | 42,002 | 37,133 | 34,717 | 26,943 |
| **Other Financial Data:** | | | | | |
| Depreciation | $ 22,023 | $ 22,082 | $ 20,021 | $ 18,299 | $ 12,097 |
| Capital expenditures | 10,909 | 21,745 | 12,555 | 37,930 | 42,542 |
| **Supplemental Data:** | | | | | |
| Net cash provided by (used in) operating activities | $ 25,312 | $ (20,534) | $ 47,311 | $ (307) | $ (54,219) |
| Net cash used in investing activities | (8,288) | (21,500) | (15,593) | (61,203) | (62,684) |
| Net cash (used in) provided by financing activities | (579) | 18,718 | (9,946) | 67,164 | 119,512 |
| EBITDA [3] | (4,730) | 5,223 | (3,645) | (4,187) | 29,727 |

| | As of March 31, | | | | |
|---|---|---|---|---|---|
| | **2005** | **2004** | **2003** | **2002** | **2001** |
| **Consolidated Balance Sheet Data:** | | | | | |
| Cash and cash equivalents | $ 26,038 | $ 9,832 | $ 32,762 | $ 11,483 | $ 5,882 |
| Working capital | 25,497 | 50,889 | 52,723 | 75,388 | 70,651 |
| Total assets | 343,994 | 394,133 | 372,062 | 395,724 | 349,077 |
| Long-term debt and capital lease obligations less current maturities | 18,533 | 20,723 | 23,119 | 12,515 | 23,673 |
| Total shareholders' equity | 125,171 | 158,309 | 159,867 | 193,397 | 150,712 |
| Book value per common share [4] | $ 2.77 | $ 3.51 | $ 4.26 | $ 5.27 | $ 5.33 |
| Tangible book value per common share [4] | $ 2.02 | $ 2.75 | $ 3.35 | $ 4.32 | $ 4.30 |

(1) See Note 1 to the consolidated financial statements under the caption "Goodwill", included herein.

(2) For an explanation of the determination of the weighted average number of common shares outstanding used in computing net (loss) income per common share, see Note 1 to the consolidated financial statements.

(3) EBITDA means net (loss) income before interest expense, income taxes, depreciation and amortization (including any goodwill impairment). EBITDA is presented because we believe it is an indicator of our ability to incur and service debt. A similar formula is used by our lenders for determining compliance with our financial covenants. However, EBITDA should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with generall accepted accounting principles. Goodwill impairment is included in the calculation of EBITDA because we believe it represents a non-cash charge similar to amortization and enhances the usefulness of this measure for the purposes stated above. Other companies may compute EBITDA in a different manner.

(4) Tangible book value is total shareholders' equity less goodwill and other intangible assets. Per common share amounts for book value and tangible book value are based on common shares outstanding at March 31 for the respective years.

## SELECTED FINANCIAL DATA (Continued)

The following table reconciles net (loss) income to EBITDA and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes included in this report.

| *(In thousands)* | Year Ended March 31, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | 2001 |
| **EBITDA:** | | | | | |
| Net (loss) income | $ (33,737) | $ (25,284) | $ (38,764) | $ (54,017) | $ 6,683 |
| Interest expense | 8,162 | 7,815 | 8,870 | 7,077 | 7,550 |
| Income tax (benefit) expense | (1,397) | 503 | 753 | (1,926) | 1,436 |
| Depreciation | 22,023 | 22,082 | 20,021 | 18,299 | 12,097 |
| Amortization | 219 | 107 | 129 | 2,152 | 1,961 |
| Goodwill impairment charge | - | - | - | 24,228 | - |
| Cumulative effect of accounting change | - | - | 5,346 | - | - |
| Net (loss) income before interest expense, income taxes, depreciation and amortization (EBITDA) | $ (4,730) | $ 5,223 | $ (3,645) | $ (4,187) | $ 29,727 |

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*You should read the following discussion in conjunction with the "Selected Financial Data" section of this report and our consolidated financial statements and notes to those statements included elsewhere in this report. The forward-looking statements in this discussion regarding the electronics manufacturing services industry, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties. Our actual results may differ materially from those contained in any forward-looking statement. See "Cautionary Statements" below.*

## OVERVIEW

We provide a comprehensive range of global engineering, product design, automation and test, manufacturing and fulfillment services to customers in the communications, computing and data storage, industrial equipment, and medical industries. We provide these services on a global basis through 14 strategic locations in the Americas, Asia and Europe. These customer solutions support our customers' products from initial development and design through manufacturing to worldwide distribution and aftermarket support.

Pemstar was founded in January 1994 by a group of eight senior IBM managers who had led the storage product operations at IBM's Rochester, Minnesota facility. We have maintained a significant relationship with IBM, which remains our largest customer. Since our inception, we have diversified our customer base to include industry leading and emerging original equipment manufacturers. We have also expanded our geographic presence, enhanced our product and service offerings and increased our volume production capabilities. Our key growth initiatives have been the opening of facilities in Guadalajara, Mexico; Navan, Ireland; Singapore; Hortolandia, Brazil; Yokohama, Japan; and Bangkok, Thailand and the acquisition of established businesses in Almelo, the Netherlands; San Jose, California; Dunseith, North Dakota; Taunton, Massachusetts; Mountain View, California; and Chaska, Minnesota. Recently, we have completed expansions in our Austin, Texas and Tianjin, China operations as well as entered into a joint venture start-up agreement in Brasov, Romania as of April, 2004. These growth initiatives have given us:

- expanded geographic presence in established and emerging markets and strengthened our presence in target industries;
- enhanced product and service offerings in our chosen geographies, while allowing us to offer cost-effective manufacturing and engineering capabilities;
- access to new customers or additional business from existing customers; and
- specialized product design, automation and test and manufacturing customer solutions.

Our sales are generally derived from master supply and manufacturing agreements, with current demand evidenced by purchase orders, or from specific purchase orders for discrete projects. We charge our customers separately for engineering and manufacturing services. We recognize revenues from product sales, net of product returns and warranty costs, typically at the time of product shipment. In limited circumstances, although the product remains in our facilities, we recognize revenue when title to, and risks and rewards of ownership of, the products have contractually passed to the customer. Revenue from services is recognized as they are performed and collection is reasonably certain. Our sales from engineering services, which include process test and automation equipment and prototype development, accounted for 12.7%, 11.8% and 12.0% of our total net sales in fiscal 2005, 2004 and 2003, respectively. Manufacturing services, including process test and automation equipment and prototype production, accounted for 87.3%, 88.2% and 88.0% of our total net sales in fiscal 2005, 2004, and 2003, respectively.

Our cost of goods sold includes the cost of components and materials, labor costs and manufacturing overhead. The procurement of raw materials and components requires us to commit significant working capital to our operations and to manage the purchasing, receiving, inspection and stocking of these items. Our production volumes are based on purchase orders for the delivery of products. These orders typically do not commit firm production schedules for more than 30 to 90 days in advance. We work to minimize the risk of obsolete inventory by ordering materials and components only to the extent necessary to satisfy existing customer orders. To the extent our orders of materials and components for specific jobs exceed products ultimately delivered to our customers and they are not held fully responsible for our excess inventory, due to their financial condition or business relationship considerations, we may incur a charge for inventory obsolescence for the excess inventory. We believe we are largely protected from the risk of inventory price increases, because we generally can pass these costs through to our customers.

Our operating results are also impacted by the level of capacity utilization of our manufacturing facilities, indirect manufacturing labor, and selling, general and administrative expenses. During periods of high capacity utilization, our gross margins and operating margins generally improve, while during periods of lower capacity utilization, our gross margins and operating margins generally decline. Our infrastructure will support substantially higher levels of sales than our current net sales. Reduction in production space during fiscal 2005 and 2003 and increases in our Austin, Texas and Tianjin, China facilities during fiscal 2004 were made in response to market conditions in the affected geographies. We continue to evaluate market conditions and capacity requirements and will make appropriate adjustments as needed.

**RESULTS OF OPERATIONS**

The table below sets forth certain operating data expressed as a percentage of our net sales for the years indicated:

| | Year Ended March 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Net sales | 100.0 % | 100.0 % | 100.0 % |
| Cost of goods sold | 94.5 % | 93.6 % | 95.3 % |
| Gross profit | 5.5 % | 6.4 % | 4.7 % |
| Selling, general and administrative expenses | 8.8 % | 7.9 % | 7.6 % |
| Restructuring | .7 % | 1.2 % | .7 % |
| Operating loss | (4.0)% | (2.7)% | (3.6)% |
| Other (income) expense – net | (.1)% | (.2)% | - % |
| Interest expense | 1.2 % | 1.2 % | 1.3 % |
| Loss before income taxes and cumulative effect of accounting change | (5.1)% | (3.7)% | (4.9)% |
| Income tax (benefit) expense | (.2)% | .1 % | .1 % |
| Loss before cumulative effect of accounting change | (4.9)% | (3.8)% | (5.0)% |
| Cumulative effect of accounting change | - % | - % | (.8)% |
| Net loss | (4.9)% | (3.8)% | (5.8)% |

**Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004**

*Net sales* – Our net sales for fiscal 2005 increased $20.5 million, or 3.1%, to $689.9 million from $669.4 million in fiscal 2004. These totals include sales of excess inventory of $12.8 million and $8.4 million for fiscal 2005 and fiscal 2004, respectively. Sales of excess inventory include proceeds from the return of excess inventory at cost to customers under the terms of sales contracts. Excluding inventory sales, fiscal 2005 sales were up by $16.1 million when compared to fiscal 2004. Increased sales resulted from expanded operations with an existing customer of $46.4 million, increased orders from our largest customer of $13.2 million, and winning new business from new and existing customers primarily in the industrial and communications sector. This increase was, offset by the phase out of certain underperforming consumer projects in the communications and computing and data storage markets. Sales to the medical industry also decreased primarily as a result of customer project life cycles and transitions. Specifically, industrial sales were up $81.0 million, offset by a decrease in sales of $29.8 million in our computing and data storage business, $20.6 million in our communications sector and $10.1 million in medical. Industrial equipment industry net sales increased to 42.5% of sales from 31.7% in fiscal 2004. This large increase is chiefly a result of a full year of operations in Austin, Texas operations accounting for $42.6 million of growth over fiscal 2004. Net sales to the computer and data storage industry decreased to 30.8% of sales versus 36.2% a year ago and net sales to the medical industry were 3.0% of sales compared to 4.6% in fiscal 2004. Net sales to communication customers for fiscal 2005 decreased as a percentage of total sales to 23.7% of sales compared to 27.5% in fiscal 2004. Included in these changes in sales by market was an increase in our engineering services sales to 12.7% of net sales from 11.8% in fiscal 2004. Engineering services includes sales from our product development, test and automation projects. The Company's five largest customers for fiscal 2005 accounted for approximately 51.3% of net sales with IBM accounting for 23.5% and Applied Materials comprising 12.6% of fiscal 2005 sales.

*Gross profit* - Our gross profit decreased $4.7 million in fiscal 2005 to $37.9 million, or 5.5% of net sales, from $42.6 million, or 6.4% of net sales, in fiscal 2004. Both fiscal years include sales of excess inventories at cost of materials and cause our gross profit percentage from total net sales to be lower than if no such sales were included in that period. The gross margin excluding inventory sales would have been 5.6% and 6.5% for fiscal years 2005 and 2004, respectively. The lower sales to communications customers resulted in decreased gross profit of $3.9 million. Our gross profit to the industrial market decreased $2.5 million on overall higher sales, however was impacted by a lower margin mix of projects and a slowing of semi-conductor capital equipment orders in the second half of the fiscal year. These decreases were offset by improved margin performance in our medical and computing and data storage business of $1.4 million and $0.2 million respectively. Included in these changes in gross profit was a significant decline in gross profit at one of our product development operations compared to the prior year due to the delay of a major project. We anticipate the project to resume in fiscal 2006. Also included in the gross profit changes are increased inventory write-downs of $6.3 million in fiscal 2005 compared to $0.6 million for fiscal 2004. During fiscal 2005, we continued our planned restructuring efforts including the reduction of headcount and consolidation of certain facilities to further reduce our cost structure. The facilities and headcount infrastructure may result in additional under absorbed capacity if sales volumes decrease. We will continue to monitor and take actions in order to balance our cost structure to the anticipated level of net sales.

*Selling, general and administrative expenses* - Our selling, general and administrative expenses increased to $60.4 million (8.8% of net sales) in fiscal 2005 from $52.3 million (7.8% of net sales) in fiscal 2004. We incurred charges for accounts receivable of $1.2 million in fiscal 2005 due to uncertainty of collection of accounts receivable from emerging companies and customers in bankruptcy compared to $0.8 million in fiscal 2004. Other factors affecting the selling, general, and administrative expenses were higher accounting and audit fees of $2.3 million, expanded Asia operations of $2.1 million, salaries and benefits of $1.7 million, full year expenses associated with the Austin, Texas operations of $1.1 million, and increased legal fees of $0.5 million. Corporate restructuring initiatives and site resource reorganizations during fiscal 2005 were taken to reduce selling, general and administrative expenses in fiscal 2006.

*Restructuring costs* – In fiscal 2005, we recognized restructuring costs of $5.2 million related to numerous actions taken to reduce our cost structure compared to $8.0 million in fiscal 2004. The actions include, but are not limited to, personnel severance costs of $1.2 million, consolidation of certain facilities and lease commitments of $2.7 million and write-offs of certain assets of $1.3 million. These actions were taken due to continued sluggish end market demand and a slow down in semi-conductor capital equipment orders leading to increased excess capacity and net losses in the Americas region. The actions taken were to close our Hortolandia, Brazil and Taunton, Massachusetts facilities and eliminate surplus space in Rochester, Minnesota and Chaska, Minnesota. In addition, we combined overhead infrastructure resources in our Midwest and West Coast operations. We also eliminated 183 positions from Americas and Corporate operations. These position eliminations ranged from production workforce to senior management. Savings related to facility consolidations, overhead reorganizations and headcount reductions during fiscal 2005 are expected to be $10.0 million annually.

*Amortization* - Amortization of other intangibles was $0.2 and $0.1 million in fiscal 2005 and 2004. As of April 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." The adoption of this statement resulted in no amortization being taken in fiscal 2005 or 2004 for new or existing goodwill on the balance sheet, however, it did result in an impairment charge of $5.3 million at the April 1, 2002 transition date for the cumulative effect of a change in accounting principle, which has been reflected in the fiscal 2003 net loss.

*Other (income) expense* - Other income, net, was $0.9 million in fiscal 2005 compared to $0.8 million in fiscal 2004. This change in other income was primarily a result of a gains/losses on sale of land and other assets ($1.3 million in fiscal 2005) offset by reduced ($0.8 million) currency exchange gains in certain foreign locations compared to fiscal 2004 amounts.

*Interest expense* - Interest expense increased $0.4 million to $8.2 million in fiscal 2004 from $7.8 million expense in fiscal 2004. This increase largely reflects increased borrowings under our Asian credit facilities.

*Income tax expense (benefit)* - The income tax benefit was $1.4 million in fiscal 2005 compared to expense of $0.5 million in fiscal 2004. The low effective tax rate for fiscal 2005 is a result of no tax benefits being recognized on operating losses in the United States, Mexico and Netherlands. Our effective income tax rate in these countries will continue to be low until these operations are profitable. In addition, we have tax holidays and reduced rate benefits in Singapore, China and Thailand, which caused our effective rate to be low. As these holidays expire, we expect the effective rate to increase. The fiscal 2005 benefit includes special claims for prior taxes paid of $0.8 million in China based upon reinvested profits and $0.3 million of deferred tax assets recorded related to prior operating loss carryforwards of currently profitable operations in Israel.

**Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003**

*Net sales* – Our net sales for fiscal 2004 increased $1.3 million, or 0.2%, to $669.4 million from $668.2 million in fiscal 2003. These totals include sales of excess inventory of $8.4 million and $23.8 million for fiscal 2004 and fiscal 2003, respectively. Excluding inventory sales, fiscal 2004 sales were up by $16.6 million when compared to fiscal 2003. Increased sales resulted from expanded operations with an existing customer of $28.9 million and increased orders from existing customers of $46.3 million. This increase was, offset by decreased sales in the communications market of $47.9 million due to continued sluggish demand in our optical and infrastructure business and new product transitions with wireless handset customers. Sales to the medical industry also decreased primarily as a result of customer project life cycles and transitions. Specifically, industrial sales were up $61.9 million, computing and data storage sales were up $11.5 million, offset by a decrease in sales of $63.6 million in our communications business and $8.6 million in medical. Over the year, we continued to diversify our revenue base within the industries we serve. Industrial equipment industry net sales increased to 31.7% of sales from 22.5% in fiscal 2003. This large increase is chiefly a result of our expanded Austin, Texas operations which accounted for $33.1 million in fiscal 2004. Net sales to the computer and data storage industry increased to 36.2% of sales versus 34.5% a year ago and net sales to the medical industry were 4.6% of sales compared to 5.9% in fiscal 2003. Net sales to communication customers for fiscal 2004 decreased as a percentage of total sales to 27.5% of sales compared to 37.1% in fiscal 2003. Again, this decrease resulted from challenging economic conditions facing the communications industry due to lower demand. The Company's five largest customers for fiscal 2004 accounted for approximately 44.1% of net sales with IBM accounting for 22.3% of fiscal 2004 sales.

*Gross profit* - Our gross profit increased $11.5 million in fiscal 2004 to $42.6 million, or 6.4% of net sales, from $31.1 million, or 4.7% of net sales, in fiscal 2003. This increase was due to a change in sales mix including increased sales and higher gross profit industrial customers for $10.8 million, increased sales to our computing and data storage customers adding $4.6 million. These increases were somewhat offset by lower gross margin associated with our decreased communications business accounting for a $0.8 million decrease, and lower sales to higher-margin medical customers, accounting for a decrease in gross profit of $3.1 million compared to the prior year. Included in these changes in gross profit by market was cost savings from restructuring actions and lower inventory write-downs of $0.6 million in fiscal 2004 compared to $8.5 million for fiscal 2003. During fiscal 2004, we continued our planned restructuring efforts including the reduction of headcount and consolidation of certain facilities to further reduce our cost structure. The facilities and headcount infrastructure may result in additional under absorbed capacity if sales volumes decrease. We will continue to monitor and take actions in order to balance our cost structure to the anticipated level of net sales.

*Selling, general and administrative expenses* - Our selling, general and administrative expenses increased slightly to $52.3 million (7.8% of net sales) in fiscal 2004 from $51.1 million (7.6% of net sales) in fiscal 2003. We incurred charges for accounts receivable of $0.8 million in fiscal 2004 due to uncertainty of collection of accounts receivable from emerging companies and customers in bankruptcy compared to $2.4 million in fiscal 2003. Other factors affecting the selling, general, and administrative expenses were new expenses associated with the Austin, Texas operations of $0.5 million, higher information technology (IT) costs from continued worldwide IT implementations of $1.4 million, increased domestic employee benefit costs of $0.4 million, and higher commissions associated with the different sales mix of $0.4 million, partially offset by savings from restructuring efforts.

*Restructuring costs* – In fiscal 2004, we recognized restructuring costs of $8.0 million related to numerous actions taken to reduce our cost structure compared to $4.2 million in fiscal 2003. The actions include, but are not limited to, personnel severance costs of $1.0 million, consolidation of certain facilities and lease commitments ($4.6 million for fiscal 2004 actions and $0.9 million of adjustment to fiscal 2003 action provisions), and write-offs of certain assets of $1.2 million. Savings related to facility consolidations and headcount reductions during fiscal 2004 were $6.3 million. These savings are reflected in the discussion above with respect to gross profit and selling, general and administrative expenses.

*Amortization* - Amortization of goodwill and other intangibles were $0.1 million in fiscal 2004 and 2003. As of April 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." The adoption of this statement resulted in no amortization being taken in fiscal 2004 or 2003 for new or existing goodwill on the balance sheet, however, it did result in an impairment charge of $5.3 million at the April 1, 2002 transition date for the cumulative effect of a change in accounting principle, which has been reflected in the fiscal 2003 net loss.

*Other (income) expense* - Other income, net, was $0.8 million in fiscal 2004 compared to $0.6 million in fiscal 2003. This change in other income was primarily a result of higher currency exchange gains in certain foreign locations of $0.4 million.

*Interest expense* - Interest expense decreased $1.1 million to $7.8 million in fiscal 2004 from $8.9 million in fiscal 2003. This decrease largely reflects reduced and fewer bank and waiver fees on our domestic lines of credit of $1.0 million.

*Income tax expense (benefit)* - The income tax expense was $0.5 million in fiscal 2004 compared to $0.8 million in fiscal 2003. The low effective tax rate for fiscal 2004 is a result of no tax benefits being recognized on operating losses in the United States, Mexico and Netherlands. Our effective income tax rate in these countries will continue to be low until these operations are profitable. In addition, we have tax holidays in Singapore, China and Thailand, which caused our effective rate to be low. As these holidays expire, we expect the effective rate to increase.

## LIQUIDITY AND CAPITAL RESOURCES

We have funded our operations from the proceeds of bank debt, private and public offerings of equity and convertible debt, cash generated from operations and lease financing of capital equipment. Historically, our principal uses of cash have been to fund our working capital needs, business acquisitions, expanded operations, capital expenditures and debt service requirements. We anticipate these uses will continue to be our principal uses of cash in the future.

Net cash provided by (used in) operating activities for fiscal 2005, 2004, and 2003 was $25.3 million, ($20.5) million, and $47.3 million, respectively. The net cash provided by operating activities for fiscal 2005 improved significantly due to decreased levels of accounts receivable generating $25.9 million, lower inventories accounting for $20.9 million, and decreased prepaid expenses providing $7.6 million. These increases resulted from decreased requirements given customer sales volume reductions in late fiscal 2005 and sales of excess inventories during fiscal 2005. These increases were offset by a net loss of $33.7 million and a lower accounts payable balances accounting for $18.5 million, again related to customer purchase requirements. Depreciation expense, which is non-cash reconciling item to the net loss was $22.0 million for fiscal 2005. The cash cycle consisting of days sales outstanding and days inventories held less days of open payables, was 52 days in fiscal 2005 compared to 51 days in fiscal 2004. Customer accounts receivable and inventory held are believed to be recoverable based upon the ongoing review of customer credit worthiness, the strength of customer contracts and our review of our own operating business practices. The net cash used in operating activities for fiscal 2004 increased significantly due to increased levels of inventories accounting for $22.2 million and accounts receivable accounting for $13.7 million. The cash cycle lengthened to 51 days in fiscal 2004 from 50 days in fiscal 2003 primarily due to the inventory needed to support the significant growth in our industrial business in the second half of fiscal 2004. The net cash provided by operating activities for fiscal 2003 increased significantly due to decreased levels of inventories accounting for $25.0 million, accounts receivable providing $12.9 million and increased levels of accounts payables producing $7.3 million from a focus on the cash cycle. The cash cycle improved from 85 days in fiscal 2002 to 50 days in fiscal 2003 improving our liquidity. In addition, net cash provided by operating activities increased in fiscal 2003 as a result of lower operating losses.

Net cash used in investing activities for fiscal 2005, 2004, and 2003 was $8.3 million, $21.5 million, and $15.6 million, respectively. Capital expenditures in fiscal 2005 were $10.9 million in fiscal 2005 or a decrease of $10.8 million as compared to the prior fiscal year. Capital expenditures were principally used for expanding Asia operations, including $5.7 million in our China facility. In fiscal 2004, our cash used in investing activities included $4.2 million used to pay additional purchase price for Pacific Consultants LLC, completing payment of all conditional obligations in this agreement. Capital expenditures were $21.7 million in fiscal 2004 or an increase of $9.2 million as compared to the prior fiscal year. Capital expenditures were principally used for expansion of our China facility accounting for $14.6 million. In fiscal 2003, our cash used in investing activities included $4.4 million used to pay additional purchase price for Pacific Consultants

LLC, due after the first anniversary of the purchase. The original purchase agreement provides for additional purchase price, payable in cash or common stock, of up to $40 million if earnings targets are met for the acquired business in the two years following the close, which will be recognized as additional goodwill. Capital expenditures were $12.6 million in fiscal 2003 or a decrease of $25.4 million as compared to the prior fiscal year. Capital expenditures were principally used for upgrades in certain facilities for manufacturing machinery and equipment and information technology equipment.

Net cash (used in) provided by financing activities for fiscal 2005, 2004, and 2003 was $(0.6) million, $18.7 million, and ($9.9) million, respectively. Our principal use of cash in financing activities in fiscal 2005 was due to slightly greater pay down of borrowings compared to borrowings advanced. Our principal provider of cash in financing activities in fiscal 2004 was $20.0 million from stock sales, during the second quarter of fiscal 2004, when Pemstar completed an offering of 7.5 million shares of its common stock. Our principal use of cash in financing activities in fiscal 2003 included a net decrease of revolving credit facilities and long-term borrowings of $18.7 million offset by proceeds from the sale and leaseback of equipment of $1.7 million and our worldwide headquarters facility in Rochester, MN of $5.8 million.

As of March 31, 2005, we had total borrowings of $98.1 million, made up of $77.2 million of revolving credit facilities, debt obligations totaling $8.4 million and capital lease obligations of $12.4 million. See Notes 6 and 10 to our consolidated financial statements.

Within the revolving credit facilities, we had approximately $32.1 million outstanding under our domestic credit facilities, $27.4 million outstanding under our ICBC (Industrial & Commercial Bank of China) credit facility, $15.3 million under our Krung Thai Bank facility, and $2.4 million outstanding under local facilities in Europe and Asia. Liquidity, which is defined as worldwide cash plus available domestic borrowing capacity, was $50.2 million.

As of April 25, 2003, Pemstar entered into a three-year, $90 million revolving credit facility to replace its facility with IBM Credit and US Bank. This new facility, as amended, is with Wachovia Capital Finance Corporation and Bank of America N.A. (formerly Fleet National Bank of Connecticut). This bank agreement provided a larger facility with generally more favorable terms. The bank agreement was amended on October 6, 2004 to provide more favorable interest rates and extended the expiration of the domestic credit limit agreement to April 2007.

At March 31, 2004, Pemstar entered an agreement with Krung Thai Bank Public Company Limited, which included $15.9 million of revolving credit collateralized by customer purchase orders and other debt obligations of up to $7.7 million. In China, PEMSTAR maintains relationships with several banks, which provide for $38.7 million of facilities available for short term financing notes, which are renewable. Banking arrangements in Singapore and The Netherlands provide an additional $18.4 million of available funding on a short-term basis with renewable terms.

All of these credit facilities are secured by substantially all of our assets. Domestic credit facilities include a covenant to attain minimum earnings before interest expense, income taxes, depreciation and amortization (EBITDA), for domestic and worldwide operations. These domestic agreement covenants do not apply however, if we maintain at least $10.0 million in available domestic borrowing capacity. As of March 31, 2005, we had $24.2 million of available domestic borrowing capacity. We are required under certain foreign credit facilities to meet various financial covenants, including minimum location net worth, maximum debt to equity ratios, and minimum location net income, all of which we were in compliance with at March 31, 2005.

Our continued viability depends on our ability to generate sufficient cash from operations or obtain additional sources of funds for working capital. Our ability to maintain sufficient liquidity depends, in part, on our achieving anticipated revenue targets, improving working capital management and intended expense reductions from our restructuring activities. We believe, as a result of the restructuring actions we have taken in fiscal 2003, 2004 and 2005 to reduce cash expenditures, the efforts we continue to make to increase revenues from continuing customers, as well as efforts to generate new customers in various industry sectors, continued focus on working capital management, and our new revolving credit facilities, which provides additional borrowing capacity, that we have sufficient cash flow to meet our needs for fiscal 2006. We may not achieve these targets, realize the intended expense reductions or improve working capital levels. If our operating goals are not met, we may be required to secure waivers of any resulting covenant violations under existing lending facilities, secure additional financing from lenders or sell additional securities.

We regularly review acquisition and additional facilities expansion or joint venture opportunities, as well as major new program opportunities with new or existing customers, any of which may require us to sell additional equity or secure additional financing in order to fund the requirement. The sale of additional equity could result in additional dilution to our shareholders. We cannot provide assurance that financing arrangements will be available in amounts or on terms acceptable to us.

## CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The Company is obligated to make future payments under various contracts, such as debt agreements, lease agreements, and unconditional purchase obligations. The following table represents contractual cash obligations and other commercial commitments of the Company as of March 31, 2005:

| *(Amounts in thousands)* | Total | Due in Fiscal 2006 | Due in Fiscal 2007 | Due in Fiscal 2008 | Due in Fiscal 2009 | Due in Fiscal 2010 | Due Thereafter |
|---|---|---|---|---|---|---|---|
| Revolving credit facilities | $ 77,239 | $ 77,239 | $ - | $ - | $ - | $ - | $ - |
| Other long-term debt | 8,389 | 1,828 | 1,367 | 4,878 | 84 | 34 | 198 |
| Capital lease obligations | 29,294 | 1,793 | 1,648 | 1,451 | 1,412 | 1,439 | 21,551 |
| Operating leases | 39,956 | 10,426 | 8,070 | 6,372 | 5,857 | 5,025 | 4,206 |
| Unconditional purchase obligations | 36,405 | 36,405 | - | - | - | - | - |
| Total contractual cash obligations | $191,283 | $127,691 | $ 11,085 | $ 12,701 | $ 7,353 | $ 6,498 | $ 25,955 |

Domestic revolving credit facilities of $32,142, included above will not require repayment on a current basis, provided that credit facility covenants continue to be met or minimum excess borrowing capacity is maintained. See Notes 6 and 10 to the Consolidated Financial Statements for additional information regarding these obligations.

## OFF-BALANCE SHEET ARRANGEMENTS

| *(Amounts in thousands)* | Committed Total Amounts | Amount of commitment expiration | | | | | |
|---|---|---|---|---|---|---|---|
| | | 1 year | 2 years | 3 years | 4 years | 5 years | Over 5 years |
| Standby letters of credit | $ 1,700 | $ 1,700 | $ - | $ - | $ - | $ - | $ - |

The outstanding standby letters of credit are in support of our domestic workers compensation program and a building lease of our San Jose facility. There are no additional off-balance sheet financing arrangements employed during fiscal 2005, 2004 and 2003.

## CRITICAL ACCOUNTING POLICIES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and adjustments, including those related to returns, bad debts, inventories, intangible assets, income taxes, restructuring costs, retirement benefits, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

*Bad Debts* - The Company has a diverse customer base. The creditworthiness of customers is evaluated before sales are approved. The Company records an allowance for doubtful accounts based on past history, current economic conditions and the composition of its accounts receivable aging, and in some instances, makes allowances for specific customers based on several factors, such as the creditworthiness of those customers and payment history. Actual write-offs may differ from the allowances for doubtful accounts, and this difference may have a material effect on the Company's financial position and results of operations.

*Inventories* - We value our inventories on a first-in, first-out basis at the lower of cost or estimated market value. Given the volatility of the markets in which the Company operates, the Company makes adjustments to its value of inventories based on estimates of potentially excess and obsolete inventory after considering customer forecasted demand, forecasted average selling price and its ability to sell excess inventory quantities back to its customers within contract terms. However, forecasts are subject to revisions, cancellations, and rescheduling. Actual demand will inevitably differ from such anticipated demand, and such differences may have a material effect on the Company's financial position and results of operations, if additional write-offs are required.

*Goodwill and Intangible Impairment* -Effective April 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets". Under this standard, goodwill and other intangible assets with indefinite lives are not amortized. This standard also requires, at a minimum, that we perform an annual assessment of the carrying value of these assets. If the carrying value of goodwill and intangible assets exceeds its fair value, an impairment loss will be recognized. During the year ended March 31, 2003, we recorded a $5.3 million impairment loss as the transition date cumulative effect of a change in accounting principle. See Note 1 to the Consolidated Financial Statements, included herein. In assessing the recoverability of our goodwill and other intangible assets we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. These cash flow estimates take into account current customer volumes and the expectation of new or renewal projects, historic gross margins, historic working capital parameters and planned capital expenditures. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets not previously recorded.

*Long-lived assets* – We review our long-lived assets for impairment whenever events or changes in circumstances indicate that our carrying value of long-lived may not be recoverable. Long-lived assets are considered not recoverable when the carrying amount of a long-lived asset (asset group) exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). If we determine that a long-lived asset (asset group) is not recoverable, an impairment loss is recorded equal to the excess of the carrying amount of the long-lived asset (asset group) over the long-lived asset's (asset group's) fair value. Fair value is the amount at which the long-lived asset (asset group) could be bought or sold in a current transaction between a willing buyer and seller, other than in a forced or liquidation sale.

*Income Taxes* - In determining the carrying value of our net deferred tax assets, we must assess the likelihood of sufficient future taxable income in related tax jurisdictions, based on estimates and assumptions to realize the benefit of these assets. If these estimates and related assumptions change in the future, we may be required to record additional valuation allowances against our deferred tax assets, resulting in additional income tax expense in our consolidated statement of operations. Management evaluates quarterly whether the deferred tax assets may be realized and assesses the need for additional valuation allowances or reduction of existing allowances quarterly. We recorded $8.6 million and $12.3 million of additional valuation allowances in the years ended March 31, 2005 and 2004, respectively, related to our net deferred tax assets, bringing the total allowance to $56.4 million as of March 31, 2005.

## RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued a revision to Statement No. 123 (revised 2004), *Share-Based Payment.* Statement 123(R) will, with certain exceptions, requires entities that grant stock options and shares to employees to recognize the fair value of those options and shares as compensation cost over the service (vesting) period in their financial statements. The measurement of that cost will be based on the fair value of the equity or liability instruments issued. Statement 123(R) is required to be adopted by the Company in the first interim period beginning after our fiscal year 2006. As part of this adoption, the Company will begin expensing its options effective April 1, 2006 and has also elected to not restate prior period results. Since the Company will continue to issue stock options to employees as a form of incentive compensation and because the company has outstanding stock options that will vest on or after April 1, 2006, the adoption of this FASB is expected to have a significant impact on the financial statements, but has not yet determined the impact.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29.* The guidance in APB No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Company is currently assessing the impact of the provisions. The provision of SFAS No. 153 is effective in periods beginning after June 15, 2005. The Company does not believe that the adoption of the provisions of SFAS No. 153 will have a material impact on the Company's consolidated financial statements.

In December 2004, the FASB issued FASB Staff Position No. 109-1 (FAS No. 109-1), *Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.* The American Jobs Creation Act (AJCA) introduces a special 9% tax deduction on qualified production activities. FAS No. 109-1 clarifies that this tax deduction should be accounted for as a special tax deduction in accordance with SFAS No. 109. The Company does not expect the adoption of these new tax provisions to have a material impact on its consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued FASB Staff Position No. 109-2 (FAS No. 109-2), *Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creations Act of 2004.* The AJCA introduces a limited time 85% dividends received deduction on the repatriation of certain foreign earnings to a United States taxpayer (repatriation provision), provided certain criteria are met. FAS No. 109-2 provides accounting and disclosure guidance for the repatriation provision. Although FAS No. 109-2 is effective immediately, the Company does not expect to be able to complete its evaluation of the repatriation provision until after the United States Congress or the Treasury Department provides additional clarifying language on key elements of the provision.

In March 2004, the EITF issued EITF No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,* which provided new guidance for assessing impairment losses on investments. Additionally, EITF No. 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the accounting provisions of EITF No. 03-1; however the disclosure requirements remain effective for annual periods ending after June 15, 2004. The Company is evaluating the impact of EITF No. 03-1 once final guidance is issued.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.* FIN No. 46 addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. In December 2003, the FASB issued a revised Interpretation No. 46 (FIN No. 46R), which expands the criteria for consideration in determining whether a variable interest entity should be consolidated. The Company did not have any entities that required disclosure or consolidation as a result of adopting FIN No. 46R.

## CAUTIONARY STATEMENTS

This report contains forward-looking statements within the meaning of federal securities laws that may include statements regarding intent, belief or current expectations of Pemstar Inc. and our management. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information without fear of litigation so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the statement. We desire to take advantage of these "safe harbor" provisions. Accordingly, we hereby identify the following important factors which could cause our actual results to differ materially from any such results which may be projected, forecast, estimated or budgeted by us in forward-looking statements made by us from time to time in reports, proxy statements, registration statements and other written communications, or in oral forward-looking statements made from time to time by our officers and agents. The following list is not exhaustive and we disclaim any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements.

### Risks Relating to Our Business and Industry

**Reductions in demand and other factors have caused net losses.**

The continuing reduction in capital spending by businesses for new technologies, the remaining effects of the recent recession and the market disruptions caused by the September 2001 terrorist attacks in the United States and threats of hostilities in the Middle East and Asia have reduced demand in many of the technology markets we serve. As a result of these market conditions, we experienced a significant reduction in demand for our services during fiscal 2002, continuing through fiscal 2003 with some effects for us lingering through fiscal 2005. A new recession, additional outbreaks of hostilities or any other events leading to excess capacity or a continued or increased downturn in the markets we serve would likely negatively affect our net sales. In addition, the communications, computing and data storage, industrial and medical equipment markets of the electronics manufacturing services industry are characterized by intense competition, relatively short product life-cycles and significant fluctuations in product demand. These markets are also subject to rapid technological change and product obsolescence. If any of these factors or other factors reduce demand for specific products or components that we design or manufacture for our customers, our net sales would likely be negatively affected. Due to these market conditions and factors, we may experience net losses in future periods.

**We depend on a small number of customers for a significant portion of our net sales and the loss of any of our major customers would harm us.**

We depend on a relatively small number of customers for a significant portion of our net sales. Our two largest customers in fiscal 2005 were IBM and Applied Materials, which represented approximately 36.1% of our total net sales. In addition, our ten largest customers in fiscal 2005 accounted for approximately 65.5% of our net sales. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our net sales. Because our major customers represent such a large part of our business, the loss of any of our major customers could negatively impact our business.

Our major customers may not continue to purchase products and services from us at current levels or at all. In the past, we have lost customers due to the acquisition of our customers, product discontinuation and customers' shifting production of products to internal facilities. We may lose customers in the future for similar reasons. We may not be able to expand our customer base to make up any sales shortfalls if we lose a major customer. Our attempts to diversify our customer base and reduce our reliance on particular customers may not be successful.

**Our business has been adversely affected by reductions or delays in customer orders.**

We do not typically obtain firm long-term purchase orders or commitments from our customers. We work closely with our customers to develop forecasts for future orders, but these forecasts are not binding. Customers may cancel their orders, change production quantities from forecast volumes or delay production for a number of reasons beyond our control. Any material delay, cancellation or reduction of orders from our largest customers could cause our net sales to decline significantly and could result in us holding excess inventories of components and materials. In fiscal 2005, these and similar factors caused us to recognize charges for inventory reserves and adjustments of $6.3 million. We may be required to recognize similar charges in future periods.

Many of our costs and operating expenses are relatively fixed. As a result, a reduction in customer demand can decrease our gross profit and adversely affect our business, financial condition and results of operations.

**If we are unable to satisfy the financial covenants under our worldwide credit facilities, our availability may be limited or we may have to obtain alternative sources of financing.**

We have historically experienced violations of covenants under our revolving credit facilities and have been required to seek waivers for such violations. Compliance with these covenants in our credit facilities or maintaining a minimum excess borrowing capacity, which provides an exemption from domestic covenant maintenance, is dependent upon us achieving certain revenue and expense targets in our fiscal 2006 operating plan. If we do not comply with these covenants or if we default on our payment obligations under other debt obligations, our availability under our credit facilities could be reduced or our lenders could declare a default under the credit facilities. In the event of a default or a substantial reduction of availability, we would be required to obtain alternative financing, which could be more expensive than our current arrangement, be dilutive to existing shareholders and divert management's time and attention. Moreover, we cannot assure that we would be able to obtain alternative financing on favorable terms and on a timely basis, if at all. Our failure to meet any of our covenants under our credit facilities could significantly harm our liquidity and financial position.

**We require additional sources of funds for working capital.**

Our continued viability depends on our ability to generate additional cash from operations or obtain additional sources of funds for working capital. Our ability to maintain sufficient liquidity depends, in part, on our achieving anticipated revenue targets and intended expense reductions from our restructuring activities. We may not achieve these targets or realize the intended expense reductions. If our operating goals are not met, we will be required to secure additional financing from lenders or sell additional securities. We may not be able to obtain additional capital when we want or need it, and capital may not be available on satisfactory terms. If we issue additional equity securities or convertible debt to raise capital, it may be dilutive to your ownership interest. In addition, any additional capital may have terms and conditions that adversely affect our business, such as financial or operating covenants.

**We have been unable to collect all our accounts receivable.**

Falling demand for the products of our technology customers and liquidity difficulties for these companies have forced us to reach accommodations with a portion of our customers and have at times limited our ability to collect fully our accounts receivable from these customers in fiscal 2005 and 2004. In addition, several significant customers in recent years have filed for bankruptcy protection, which limits our recovery of accounts receivable from these customers. In fiscal 2005, these and similar factors caused us to recognize charges for accounts receivable adjustments of $1.1 million. We may be required to recognize similar charges in future periods.

**Our acquisition strategy may not succeed.**

As part of our business strategy, we have acquired other companies, assets or product lines that complement or expand our existing business. These acquisitions have not been entirely successful, and in the fourth quarter of fiscal 2002, we incurred approximately $24.2 million of goodwill impairment charges related to facilities acquired by us in the past three years. As a result of implementing new accounting pronouncements in fiscal 2003, we recorded an additional goodwill impairment charge of $5.3 million. Although we anticipate seeking further acquisition opportunities, we cannot assure you that we will be able to identify suitable acquisition candidates or finance and complete transactions that we select. We may incorrectly judge the value or worth of an acquired company or business. In addition, its key personnel may decide not to work for us. We may also have difficulty in integrating acquired businesses, products, services and technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results. Furthermore, we may incur significant debt or be required to issue equity securities to pay for future acquisitions or investments. The issuance of equity securities could be dilutive to our shareholders. Failure to execute our acquisition strategy may adversely affect our business, financial condition and results of operations.

**During periods of significant growth or restructuring, we may have trouble managing our expanded operations.**

Rapid growth or contraction can place a significant strain on our management, financial resources and on our information, operations and financial systems. We face risks associated with coordinating multinational operations and reporting systems, diverse technologies and multiple products and services. In addition, our growth has increased our expenses and working capital requirements. If we are unable to manage our growth effectively, it may have an adverse effect on our business, financial condition and results of operations. Similarly, managing reduction in personnel during business restructuring can present control issues, as well. We cannot assure you that we will manage our growth or restructuring activities effectively.

**Our financial condition could suffer if we fail to successfully defend shareholder lawsuits.**

We have been a defendant, along with several current and former officers and directors, in a consolidated putative class action captioned: In re PEMSTAR Securities Litigation. We and our Board were also defendants in a consolidated shareholder derivative action that is based on many of the same facts that gave rise to the securities class action. For further information about the nature of these actions see Item 3 in our Annual Report on Form 10-K for the year ended March 31, 2005. The securities action has been settled. If we are not able to successfully obtain final settlement of the consolidated shareholder derivative actions or other similar actions that could arise in the future, our business and financial condition could suffer.

**Increased competition may result in decreased demand or prices for our services.**

The electronics manufacturing services industry is highly competitive and characterized by low margins. We compete against numerous U.S. and foreign service providers with global operations, as well as those who operate on a local or regional basis. In addition, current and prospective customers continually evaluate the merits of manufacturing products internally. Consolidation in the electronics manufacturing services industry results in a continually changing competitive landscape. The consolidation trend in the industry also results in larger and more geographically diverse competitors who have significant combined resources with which to compete against us. Some of our competitors have substantially greater managerial, manufacturing, engineering, technical, financial, systems, sales and marketing resources than we do. These competitors may:

- Respond more quickly to new or emerging technologies;
- Have greater name recognition, critical mass and geographic and market presence;
- Be better able to take advantage of acquisition opportunities;
- Adapt more quickly to changes in customer requirements; and

- Devote greater resources to the development, promotion and sale of their services.

We also may be operating at a cost disadvantage as compared to competitors who have greater direct buying power from component suppliers, distributors and raw material suppliers or who have lower cost structures. Increased competition from existing or potential competitors could result in price reductions, reduced margins or loss of market share.

**We anticipate that our net sales and operating results will fluctuate which could affect the price of our common stock.**

Our net sales and operating results have fluctuated and may continue to fluctuate significantly from quarter to quarter. A substantial portion of our net sales in any given quarter may depend on obtaining and fulfilling orders for assemblies to be manufactured and shipped in the same quarter in which those orders are received. Further, a significant portion of our net sales in a given quarter may depend on assemblies configured, completed, packaged and shipped in the final weeks of such quarter. Our operating results may fluctuate in the future as a result of many factors, including:

- Variations in customer orders relative to our manufacturing capacity;
- Variations in the timing of shipment of products to customers;
- Our ability to recognize revenue with respect to products held for customers;
- Introduction and market acceptance of our customers' new products;
- Changes in competitive and economic conditions generally or in our customers' markets;
- Effectiveness of our manufacturing processes, including controlling costs;
- Changes in cost and availability of components or skilled labor; and
- The timing and price we pay for acquisitions and related acquisition costs.

Our operating expenses are based on anticipated revenue levels and a high percentage of our operating expenses are relatively fixed in the short term. As a result, any unanticipated shortfall in revenue in a quarter would likely adversely affect our operating results for that quarter. Also, changes in our product assembly mix may cause our margins to fluctuate, which could negatively impact our results of operations for that period. Results in any period should not be considered indicative of the results to be expected in any future period. It is possible that in one or more future periods our results of operations will fail to meet the expectations of securities analysts or investors, and the price of our common stock could decline significantly.

**Our predictions of future operating results may not be achieved.**

From time to time in earnings releases and otherwise, we may publish forecasts or other forward-looking statements, or comment on the estimates of financial analysts, regarding our future results, including estimated revenues or net earnings. Any forecast of, or comment on, our future performance reflects various assumptions. These assumptions are subject to significant uncertainties, and as a matter of course, any number of them may prove to be incorrect. Further, the achievement of any forecast depends on numerous risks and other factors (including those described in this discussion), many of which are beyond our control. As a result, we cannot assure you that our performance will be consistent with any management forecasts or comments or that the variation from such forecasts or comments will not be material and adverse. You are cautioned not to base your entire analysis of our business and prospects upon isolated predictions, but instead are encouraged to utilize our entire publicly available mix of historical and forward-looking information, as well as other available information affecting us and our services, when evaluating our prospective results of operations.

**Shortages or price fluctuations in component parts specified by our customers could delay product shipments and adversely affect our profitability.**

Many of the products we manufacture require one or more components that we order from sole-source suppliers. Supply shortages for a particular component can delay production of all products using that component or cause cost increases in the services we provide. In the past, some of the materials we use, such as capacitors and memory and logic devices, have been subject to industry-wide shortages. As a result, suppliers have been forced to allocate available quantities among their customers and we have not been able to obtain all of the materials desired. Our inability to obtain these needed materials could slow production or assembly, delay shipments to our customers, increase costs and reduce operating income. In certain circumstances, we may bear the risk of periodic component price increases. Accordingly, some component price increases could increase costs and reduce our operating income.

In addition, if we fail to manage our inventory effectively, we may bear the risk of fluctuations in materials costs, scrap and excess inventory, all of which adversely affect our business, financial condition and results of operations. We are required to forecast our future inventory needs based upon the anticipated demand of our customers. Inaccuracies in making these forecasts or estimates could result in a shortage or an excess of materials. A shortage of materials could lengthen production schedules and increase costs. An excess of materials may increase the costs of maintaining inventory and may increase the risk of inventory obsolescence, both of which may increase expenses and decrease our profit margins and operating income.

**If we are unable to respond to rapidly changing technologies and process developments, we may not be able to compete effectively.**

The market for our products and services is characterized by rapidly changing technologies and continuing process developments. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, to develop and market products and services that meet changing customer needs and to successfully anticipate or respond to technological changes on a cost-effective and timely basis. Our core technologies could in the future encounter competition from new or revised technologies that render existing technology less competitive or obsolete or that reduce the demand for our services. We cannot assure you that we will effectively respond to the technological requirements of the changing market. If we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of these technologies may require us to make significant capital investments. We cannot assure you that we will be able to obtain capital for these purposes in the future or that investments in new technologies will result in commercially viable technological processes. The loss of revenue and earnings to us from these changing technologies and process developments could adversely affect us.

**Operating in foreign countries exposes us to increased risks, which could adversely affect our results of operations.**

We currently have foreign operations in China, Ireland, Israel, Japan, Mexico, the Netherlands, Romania, Singapore and Thailand some of which have incurred continuing losses. There is a risk that such losses may be ongoing or require a discontinuance of operations. In such an event, we may not be able to do so without incurring additional losses.

We may in the future expand into other international regions. We have limited experience in managing geographically dispersed operations and in operating in foreign countries. We also purchase a significant number of components manufactured in foreign countries. Because of the scope of our international operations, we are subject to the following risks, which could adversely impact our results of operations:

- Economic or political instability;
- Transportation delays and interruptions;
- Foreign currency exchange rate fluctuations;
- Increased employee turnover and labor unrest;
- Longer payment cycles;
- Greater difficulty in collecting accounts receivable;
- Incompatibility of systems and equipment used in foreign operations;
- Difficulties in staffing and managing foreign personnel and diverse cultures; and
- Less developed infrastructures.

In addition, changes in policies by the United States or foreign governments could negatively affect our operating results due to increased duties, increased regulatory requirements, higher taxation, currency conversion limitations, restrictions on the transfer of funds, the imposition of or increase in tariffs and limitations on imports or exports. Also, we could be negatively affected if our host countries revise their policies away from encouraging foreign investment or foreign trade, including tax holidays.

**We may be unable to protect our intellectual property, or we may be deemed to be infringing the intellectual property rights of others, either of which would negatively affect our ability to compete and our results.**

We rely on our proprietary technology, and we expect that future technological advances made by us will be critical to remain competitive. Therefore, we believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. We rely on a combination of patent, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite the steps we have taken to protect our intellectual property, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. We cannot be certain that patents we have or that may be issued as a result of our pending patent applications will protect or benefit us or give us adequate protection from competing technologies. We also cannot be certain that others will not develop our unpatented proprietary technology or effective competing technologies on their own.

From time to time, third parties including our customers and competitors, may assert patent, copyright and other intellectual property rights to technologies that are important to us. In this regard, in August 2002, we were named as defendant in one of a number of actions currently being pursued by the Lemelson Foundation Partnership based on alleged infringements of patent rights it claims in certain imaging analysis technology. The litigation has been stayed pending the resolution of other litigation, to which we are not a party, asserting the invalidity and/or unenforceability of certain Lemelson patents. Patents held by other companies, including Lemelson, may be determined to be valid, and some of our products may ultimately be determined to infringe the patents or other intellectual property of other companies. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products, we could be required to obtain licenses to the infringing technology, to pay substantial damages under applicable law, to cease the manufacture, use and sale of infringing products or to expend significant resources to develop non-infringing technology. Licenses may not be available from third parties, either on commercially reasonable terms or at all. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail. Accordingly, any infringement claim or litigation against us could significantly harm our business, operating results and financial condition.

**Our business could suffer if we lose the services of, or fail to attract, key personnel.**

Our future success largely depends on the skills and efforts of our executive management and our engineering, manufacturing and sales employees. We do not have employment contracts or non-competition agreements with any of our executive management or other key employees. The loss of services of any of our executives or other key personnel could negatively affect our business. Our continued growth will also require us to attract, motivate, train and retain additional skilled and experienced managerial, engineering, manufacturing and sales personnel. We face intense competition for such personnel. We may not be able to attract, motivate and retain personnel with the skills and experience needed to successfully manage our business and operations.

**We are subject to a variety of environmental laws, which expose us to potential financial liability.**

Our operations are regulated under a number of federal, state, provincial, local and foreign environmental laws and regulations, which govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of such materials. Compliance with these environmental laws is a significant consideration for us because we use metals and other hazardous materials in our manufacturing processes. We may be liable under environmental laws for the cost of cleaning up properties we own or operate if they are or become contaminated by the release of hazardous materials, regardless of whether we caused the release. In addition, we, along with any other person who arranges for the disposal of our wastes, may be liable for costs associated with an investigation and remediation of sites at which we have arranged for the disposal of hazardous wastes, if such sites become contaminated, even if we fully comply with applicable environmental laws. In the event of contamination or violation of environmental laws, we could be held liable for damages including fines, penalties and the costs of remedial actions and could also be subject to revocation of our discharge permits. Any such penalties or revocations could require us to cease or limit production at one or more of our facilities, thereby harming our business.

**Failure to maintain an effective system of internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could inhibit our ability to accurately report our financial results and have a material adverse impact on our business and stock price.**

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports our operating results could be harmed. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors addressing these assessments. During the course of this assessment with respect to our fiscal year ended March 31, 2005, we identified several material weaknesses in our system of internal control which weaknesses we are now trying to remediate. Failure to successfully identify and remediate material weaknesses in our system of internal control could affect the accuracy of our financial reporting which could have a material adverse effect on our stock price when any such inaccuracies are discovered and disclosed.

**Risks Relating to Our Common Stock**

**The market price of our common stock could fluctuate in response to quarterly operating results and other factors.**

The market price of our common stock has fluctuated significantly in the past and may fluctuate significantly in the future in response to quarterly operating results and other factors, including many over which we have no control and that may not be directly related to us. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated or disproportionate to the operating performance of particular companies. Fluctuations or decreases in the trading price of our common stock may adversely affect your ability to trade your shares and you may lose all or part of your investment. In addition, these fluctuations could adversely affect our ability to raise capital through future equity financings.

**Future sales of our common stock may cause our stock price to decline and may cause dilution to our existing shareholders.**

As of May 31, 2005, our directors, executive officers and largest shareholder beneficially owned an aggregate of 7,459,546 shares, or 16.1%, of our common stock. In addition, substantially all of our outstanding shares of common stock are freely tradable without restriction or further registration. Sales of substantial amounts of common stock by our shareholders or even the potential for such sales, may cause the market price of our common stock to decline and could impair our ability to raise capital through the sale of our equity securities.

As noted above, we may need additional funding, which may be raised through issuances of equity securities and securities convertible into equity securities, to provide us with the capital to reach our objectives. We also have the right to issue, at the discretion of our board of directors, shares upon such terms and conditions and at such prices as our board of directors may establish. In addition, we may in the future issue preferred stock that might have priority over our common stock as to distributions and liquidation proceeds. Such offerings would dilute the ownership interest of existing shareholders and could cause a dilution of the net tangible book value of such shares.

**Provisions in our charter documents and Minnesota law may delay or prevent an unsolicited takeover effort to acquire our company, which could inhibit your ability to receive an acquisition premium for your shares.**

Provisions of our amended articles of incorporation and our amended and restated bylaws and provisions of Minnesota law may delay or prevent an unsolicited takeover effort to acquire our company on terms that you may consider to be favorable. These provisions include the following:

- No cumulative voting by shareholders for directors;
- A classified board of directors with three-year staggered terms
- The ability of our board to set the size of the board of directors, to create new directorships and to fill vacancies
- The ability of our board, without shareholder approval, to issue preferred stock, which may have rights and preferences that are superior to our common stock;

- The ability of our board to amend the bylaws;
- A shareholder rights plan, which discourages the unauthorized acquisition of 15% or more of our common stock or an unauthorized exchange or tender offer;
- Restrictions under Minnesota law on mergers or other business combinations between us and any holder of 10% or more of our outstanding common stock; and
- A requirement that at least two-thirds of our shareholders and at least two-thirds of our directors approve certain amendments of our articles of incorporation.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

*Interest Rate Risk*

Our exposure to interest rate risk arises principally from the variable rates associated with our borrowings. On March 31, 2005, we had total borrowings of $79.9 million bearing variable interest rates. An adverse change of one percent in the interest rate of all borrowings, which bear interest at variable rates, would cause us to incur a change in interest expense of approximately $0.8 million on an annual basis.

*Foreign Currency Exchange Risk*

Fluctuations in the rate of exchange between the U.S. dollar and the currencies of countries other than the U.S. in which we conduct business could adversely affect our financial results. Except for sales in the Netherlands, Ireland, Israel, Romania and China, our sales are principally denominated in U.S. dollars. As a result, we have relatively limited exposure to foreign currency exchange risk on our sales. For fiscal 2005, sales denominated in Euros totaled $73.6 million and sales denominated in Chinese Renminbi totaled $61.9 million. Costs related to these sales are largely denominated in their respective currencies, thereby limiting our transaction risk exposures. However, for sales not denominated in U.S. dollars, if there is an increase in the rate at which a foreign currency is exchanged for U.S. dollars, it will require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases, and if we price our products and services in the foreign currency, we will receive less in U.S. dollars than we did before the rate increase went into effect. If we price our products and services in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in our prices being uncompetitive in a market where business is transacted in the local currency.

The reported results of our foreign operations will be influenced during their translation into U.S. dollars by currency movements against the U.S. dollar. The result of a uniform 10% strengthening in the value of the U.S. dollar from March 31, 2005, 2004 and 2003 levels relative to each of the currencies in which our revenues and expenses are denominated would have resulted in a decrease in operating income of approximately $0.2 million, $1.3 million and $1.2 million, respectively, for the fiscal years ended March 31, 2005, 2004 and 2003.

At March 31, 2005 and 2004, the amount we consider permanently invested in foreign subsidiaries and translated into dollars using the year end exchange rate was $46.6 million and $66.8 million, respectively, and the potential loss in fair value resulting from a hypothetical 10% strengthening in the value of the U.S. dollar currency exchange rate amounts to $4.2 million and $6.1 million, respectively. Actual amounts may differ.

We currently do not hedge our exposure to foreign currency exchange rate fluctuations; however, we may hedge such exposures in the future.

*Impact of Inflation*

We believe that our results of operations are not dependent upon moderate changes in the inflation rate.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this item concerning financial statements and supplementary financial information are listed under Item 15 of this Report.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### Evaluation of Disclosure Controls and Procedures

During the year ended March 31, 2005, management became aware of certain accounting discrepancies related to our Guadalajara, Mexico operation. Based on an investigation of these discrepancies conducted at the direction of the Audit Committee by an independent third party, we determined that these discrepancies resulted from various improper accounting practices engaged in by our accounting staff in Mexico, including not properly posting transactions, inappropriate journal entries, standard costing errors and improper account reconciliations. As a result of these discrepancies we restated our previously reported financial statements for the fiscal year ended March 31, 2004 and quarter ended June 30, 2004. We also determined that the errors in ours Consolidated Financial Statements were due in part to material weaknesses in our disclosure controls and procedures with respect to our Mexico operations which prevented the necessary information form being accumulated and communicated to management as appropriate to allow for timely decisions regarding required disclosure.

During the fourth quarter of our fiscal year ended March 31, 2005, under the direction of our Chief Executive Officer and and Chief Financial Officer, we implemented revised disclosure controls and procedures as part of our remediation efforts after the Pemstar Mexico investigation and restatement of financial statements. The revised controls and procedures include expanded supervisory activities and monitoring procedures with respect to Pemstar Mexico.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report on Form 10-K. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, due to the material weaknesses in our internal control discussed below, our disclosure controls and procedures were not effective as of March 31, 2005.

Disclosure controls and procedures are defined by Rule 13a - 15(e) of the Securities Exchange Act of 1934 (the "Exchange Act") as controls and other procedures that are designed to ensure that information required to be disclosed by us in reports filed with or submitted to the Securities and Exchange Commission ("SEC") under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

### Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting. As defined in Rule 13a-15(f) under the Exchange Act, internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer, and Chief Financial Officer and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with the authorization of our management and directors; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of our inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may be inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of March 31, 2005. In making this assessment, management used the criteria set forth in the *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that we did not maintain effective internal control over financial reporting as of March 31, 2005 as a result of the material weaknesses with respect to Pemstar Mexico which included a lack of timely, reviewed and approved account reconciliations, a lack of journal entry approvals, a lack of appropriate documentation to support journal entries, a lack of appropriate segregation of duties and a lack of proper account analysis and review, and material weaknesses in critical monitoring controls, which included insufficient review and documented approval of key business transactions such as purchase orders, customer orders, journal entries, reconciliations, employee timecards, and changes to the chart of accounts, a lack of timely account reconciliations signed and dated by the preparer, and a lack of appropriate review and approval of account reconciliations.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Our independent registered public accounting firm, Grant Thornton LLP, has audited management's assessment of the effectiveness of our internal control over financial reporting as of March 31, 2005, as stated in their report, which appears below under the heading, "Report of Independent Registered Public Accounting Firm."

**Remediation Plan for Material Weaknesses in Internal Control over Financial Reporting**

During our fiscal quarter ended December 31, 2004, we commenced implementation of remedial actions to address the material weaknesses described above. These changes in our internal control over financial reporting, which we continued to implement during our fiscal quarter ended March 31, 2005,include:

- Replacing key management personnel in our Mexico facility.
- Relocating certain accounting activities from our Mexico facility to our corporate headquarters, and
- Implementing stronger monitoring controls both at a corporate and regional basis including:
  - More frequent internal audits of key controls,
  - Monthly reporting of all balance sheet account analyses and reconciliations to the regional controllers,
  - Establishing a self-assessment process driven by control owners and audited by internal audit to ensure ongoing compliance,
  - Stronger corporate policies documenting the control requirements, and
  - Structured training for all members of management on the importance of internal control and their responsibility in ensuring effective operation of controls.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Pemstar Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A, that Pemstar Inc. did not maintain effective internal control over financial reporting as of March 31, 2005, because of the effect of material weaknesses identified in management's assessment based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of its management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment.

> The Company has inadequate controls over financial reporting in the Guadalajara, Mexico subsidiary. The Company restated its Form 10-K as of March 31, 2004 and its first quarter Form 10-Q as of June 30, 2004 as a result of previously reported incorrect account balances at this subsidiary. These adjustments were the result of inadequate internal controls over financial reporting including lack of timely, reviewed and approved account reconciliations, lack of journal entry approvals, lack of appropriate documentation to support journal entries, lack of appropriate segregation of duties and lack of proper account analysis and review.
>
> The Company has inadequate controls related to certain critical monitoring controls. These include the insufficient review and documented approval of key business transactions such as purchase orders, customer orders, journal entries, reconciliations, employee timecards, and changes to the chart of accounts. As a result of these weaknesses, timely account reconciliations were not prepared and reviewed.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2005 financial statements, and this report does not affect our report dated June 13, 2005 on those consolidated financial statements.

In our opinion, management's assessment that Pemstar Inc. did not maintain effective internal control over financial reporting as of March 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Also, in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Pemstar Inc. has not maintained effective internal control over financial reporting as of March 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by COSO.

We do not express an opinion or any other form of assurance on management's statements related to the Company's remediation plan.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pemstar Inc. as of March 31, 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year ended March 31, 2005 and our report dated June 13, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/ Grant Thornton LLP

Minneapolis, Minnesota
June 13, 2005

**ITEM 9B. OTHER INFORMATION**

On April 14, 2005, the Company executed Amendment No. 12, dated January 3, 2005, with lenders under the Loan and Security Agreement dated April 25, 2003 to amend the agreement with respect to concentration limitations on specific customer accounts receivable allowable as collateral for loans, effectively preserving or increasing allowable concentrations, and to provide a reduction from $25,000,000 to $20,000,000 of the allowable borrowings collateralized by inventories. This amendment is not expected to materially adversely affect the operation or availability under the present agreement. See Exhibit 10.46.

## PART III.

### ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item regarding directors and Section 16(a) compliance is incorporated by reference from the information under the caption "Election of Directors" contained in the Proxy Statement and the information under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" contained in the Proxy Statement, respectively. The information required by this item regarding the Company's code of ethics is incorporated by reference from the information under the caption "Code of Ethics" contained in the Proxy Statement.

### ITEM 11. EXECUTIVE COMPENSATION

The information required by this item regarding executive officers' compensation is incorporated by reference from the information under the caption "Executive Compensation" contained in the Proxy Statement, but excluding the 2005 Compensation Committee Report on Executive Compensation. The information required by the item regarding director compensation is incorporated by reference from the information under the caption "Compensation of Directors" contained in the Proxy Statement.

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item regarding security ownership of certain beneficial owners and management is incorporated by reference from the information under the caption "Security Ownership of Certain Beneficial Owners and Management" contained in the Proxy Statement. The information required by this item regarding securities authorized for issuance under equity compensation plans is incorporated by reference from the information under the caption "Equity Compensation Plan Information" contained in the Proxy Statement.

### ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

### ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item regarding accounting fees and services is incorporated by reference from the information under the caption "Independent Registered Public Accounting Firm Fees" contained in the Proxy Statement.

## PART IV.

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) *Financial Statements*

The following consolidated financial statements of Pemstar Inc. and subsidiaries and the Independent Auditors' Report thereon, are included in Part II, Item 8, hereof:


| | Form 10-K Page Reference |
|---|---|
| Reports of Independent Registered Public Accounting Firms | F-1 and F-2 |
| Consolidated Balance Sheets -- March 31, 2005 and March 31, 2004 | F-3 |
| Consolidated Statements of Operations -- Years ended March 31, 2005, March 31, 2004 and March 31, 2003 | F-4 |
| Consolidated Statement of Shareholders' Equity -- Years ended March 31, 2005, March 31, 2004 and March 31, 2003 | F-5 |
| Consolidated Statements of Cash Flows -- Years ended March 31, 2005, March 31, 2004 and March 31, 2003 | F-6 |
| Notes to Consolidated Financial Statements | F-7 |


(a)(2) *Financial Statement Schedules*

The consolidated financial statement schedule of Pemstar Inc. and subsidiaries, required to be filed as part of this Form 10-K is listed below and is included at the end of this Report.


| | Form 10-K Page Reference |
|---|---|
| Schedule II – Valuation and Qualifying Accounts – Years ended March 31, 2005, March 31, 2004 and March 31, 2003 | F-21 |


All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

(a)(3) *Exhibits*

See "Exhibit Index" on the page following the Signature Page.

The Company agrees to furnish supplementally to the Securities and Exchange Commission upon request a copy of any instrument defining the rights of holders of long-term debt not being filed as an exhibit in reliance on Item 601(b)(4)(iii)(A) of Regulation S-K.

(b) *Exhibits*

See Exhibit Index and Exhibits attached to this Report.

(c) *Financial Statement Schedules*

See Financial Statement Schedule included at the end of this Report on page F-21.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, State of Minnesota.

PEMSTAR INC.

Date: June 13, 2005

By: /s/ Allen J. Berning
Allen J. Berning
*Chairman and Chief Executive Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated. KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Greg S. Lea, as their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign the Annual Report on Form 10-K of Pemstar Inc. for the 12 months ended March 31, 2005 and any and all amendments to such Annual report on Form 10-K and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or the substitutes for such attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

| Signature | Title | Date |
| --- | --- | --- |
| /s/ Allen J. Berning<br>Allen J. Berning | Chairman, Chief Executive Officer and Director *(principal executive officer)* | June 13, 2005 |
| /s/ Roy A. Bauer<br>Roy A. Bauer | President, Chief Operating Officer and Director | June 13, 2005 |
| /s/ Greg S. Lea<br>Greg S. Lea | Chief Financial Officer and Director *(principal financial officer)* | June 13, 2005 |
| /s/ Thomas A. Burton<br>Thomas A. Burton | Director | June 13, 2005 |
| /s/ Kenneth E. Hendrickson<br>Kenneth E. Hendrickson | Director | June 13, 2005 |
| /s/ Bruce M. Jaffe<br>Bruce M. Jaffe | Director | June 13, 2005 |
| Wolf Michel | Director | |
| /s/ Michael Odrich<br>Michael Odrich | Director | June 13, 2005 |
| /s/ Steven E. Snyder<br>Steven E. Snyder | Director | June 13, 2005 |
| /s/ Larry R. Degen<br>Larry R. Degen | Vice President, Principal Accounting Officer *(principal accounting officer)* | June 13, 2005 |

**EXHIBIT INDEX**

**Exhibit No.**

3.1 Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-3 (File No. 333-75284)).

3.2 Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (File No. 333-37162)).

4.1 Form of Promissory Note (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-37162)).

4.2 Form of Certificate of Common Stock of the Company (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (File No. 333-37162)).

4.3 Rights Agreement, dated as of August 11, 2000, between the Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3 (File No. 333- 75284)).

4.4 Amended and Restated Rights Agreement Amendment by and between the Company and Wells Fargo Bank Minnesota, N.A. dated May 8, 2002 (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form 8-A/A filed on July 29, 2002).

4.5 Form of Indenture relating to Senior Debt Securities (incorporated by reference to Exhibit 4.7 to the Company's Registration Statement on Form S-3 (File No. 333-75284)).

4.6 Form of Indenture relating to Subordinated Debt Securities (incorporated by reference to Exhibit 4.8 to the Company's Registration Statement on Form S-3 (File No. 333-75284)).

4.7 Form of Initial Notes (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 6, 2002).

4.8 Form of Warrants (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on May 6, 2002).

4.9 Warrant dated May 10, 2002 to Smithfield Fiduciary LLC (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on May 13, 2002).

4.10 Warrant dated May 10, 2002 to Citadel Equity Fund Ltd. (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on May 13, 2002).

10.1 Loan Agreement, dated June 27, 2002, by and between the Pemstar (Thailand) Limited and Thai Farmers Bank Public Company Limited and related Guarantee Agreement by Pemstar Inc., dated June 25, 2002 (incorporated by reference to Exhibit 10.4 in the Company's Quarterly Report on Form 10-Q for the period ending June 30, 2002 (File No. 000-31223).

10.2 Purchase Agreement by and among the Company, Smithfield Fiduciary LLC and Citadel Equity Fund Ltd. dated May 3, 2002 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 6, 2002).

10.3 Registration Rights Agreement by and among the Company, Smithfield Fiduciary LLC and Citadel Equity Fund Ltd. dated May 3, 2002 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on May 6, 2002).

10.4 Registration Rights Agreement by and among the Company, Smithfield Fiduciary LLC and Citadel Equity Fund Ltd. dated May 10, 2002 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on May 13, 2002).

10.5 Letter Agreement by and among the Company, Smithfield Fiduciary LLC and Citadel Equity Fund Ltd. dated May 8, 2002 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 13, 2002).

10.6 Letter Agreement by and among the Company, Smithfield Fiduciary LLC and Citadel Equity Fund Ltd. dated May 10, 2002 (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on May 13, 2002).

10.7 Amendment and Termination Agreement by and among the Company, Smithfield Fiduciary LLC and Citadel Equity Fund Ltd. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 19, 2002).

10.8 Form of Change in Control Agreement (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1 (File No. 333-37162)).

10.9 First Amended and Restated Investor Rights Agreement, dated as of June 7, 1999 between the Company and certain shareholders (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 (File No. 333-37162)).

10.10* Pemstar Inc. 1994 Stock Option Plan (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 (File No. 333-37162)).

10.11* Pemstar Inc. 1995 Stock Option Plan (incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1 (File No. 333-37162)).

10.12* Pemstar Inc. 1997 Stock Option Plan (incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1 (File No. 333-37162)).

10.13* Pemstar Inc. Amended and Restated 1999 Stock Option Plan (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1 (File No. 333-37162)).

10.14* Pemstar Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-1 (File No. 333-37162)).

10.15* Pemstar Inc. 2000 Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 10.6 in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2002).

10.16* Pemstar Inc. 2002 Stock Option Plan (incorporated by reference to Exhibit 10.7 in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2002).

10.17* Form of agreement—Pemstar Inc. Incentive Stock Option Agreement used for granting options to executive officers under the Pemstar Inc. 1994 Stock Option Plan, the Pemstar Inc. 1995 Stock Option Plan, the Pemstar Inc. 1997 Stock Option Plan, the Pemstar Inc. Amended and Restated 1999 Stock Option Plan, the Pemstar Inc. 2000 Stock Option Plan and the Pemstar Inc. 2002 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 1, 2005) (File No. 000-31223)).

10.18* Form of agreement—Pemstar Inc. Non-Qualified Stock Option Agreement used for granting options to executive officers under the Pemstar Inc. 1994 Stock Option Plan, the Pemstar Inc. 1995 Stock Option Plan, the Pemstar Inc. 1997 Stock Option Plan, the Pemstar Inc. Amended and Restated 1999 Stock Option Plan, the Pemstar Inc. 2000 Stock Option Plan, and the Pemstar Inc. 2002 Stock Option Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on March 1, 2005) (File No. 000-31223)).

10.19* Pemstar Inc. Senior Management Variable Compensation Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for quarter ended June 30, 2004 (File No. 000-31223)).

10.20 Lease, dated June 29, 1998, between the Company and Leslie E. Nelson as Trustee of the Leslie E. Nelson Revocable Trust dated December 20, 1994, as amended (incorporated by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-1 (File No. 333-37162)).

10.21 Sub-Lease Agreement, dated February 3, 1999, between Hongguan Technologies (S) Pte. Ltd. and Pemstar-Hongguan Pte. Ltd. (incorporated by reference to Exhibit 10.20 to the Company's Registration Statement on Form S-1 (File No. 333-37162)).

10.22 Lease Agreement dated September 30, 1998, between Guadalajara Industrial Technologico, S.A. de C.V. and Pemstar de Mexico S.A. de C.V. (incorporated by reference to Exhibit 10.21 to the Company's Registration Statement on Form S-1 (File No. 333-37162)).

10.23 Sublease for Office Premises, dated May 1, 1999, between Pemstar B.V. and Fluke Industrial B.V. and Lease Agreement for Office Premises dated July 11, 1997 between Fortress Beheer I B.V. & Garden End Building B.V. and Fluke Industrial B.V. (incorporated by reference to Exhibit 10.22 to the Company's Registration Statement on Form S-1 (File No. 333-37162)).

10.24 Sublease Assignment Agreement dated June 8, 1999 between the Company and Bell Microproducts, Inc. (incorporated by reference to Exhibit 10.23 to the Company's Registration Statement on Form S-1 (File No. 333-37162)).

10.25 Land and Factory Lease Agreement dated April 27, 2000 between the Company and Thai Factory Development Public Company Limited (incorporated by reference to Exhibit 10(ii) to the Company's Quarterly Report on Form 10-Q for the period ending September 30, 2000 (File No. 000-31223)).

10.26 Lease Agreement dated August, 2000 between Pemstar De Mexico, S.A. de C.V. and Guadalajara Industrial Tecnologico, S.A. de C.V. (incorporated by reference to Exhibit 10(iv) to the Company's Quarterly Report on Form 10-Q for the period ending September 30, 2000 (File No. 000-31223)).

10.27 Rental Agreement dated September 28, 2000 between Pemstar B.V. and GE Capital B.V. (incorporated by reference to Exhibit 10(v) to the Company's Quarterly Report on Form 10-Q for the period ending September 30, 2000 (File No. 000-31223)).

10.28 Multi-Tenant Industrial Triple Net Lease dated March 12, 2000 between the Company and Senter Road, LLC (incorporated by reference to Exhibit 10(vi) to the Company's Quarterly Report on Form 10-Q for the period ending September 30, 2000 (File No. 000-31223)).

10.29 Lease Agreement, dated April 22, 1981, between the City of Dunseith, North Dakota and Turtle Mountain Corporation (incorporated by reference to Exhibit 10.37 to the Company's Registration Statement on Form S-1 (File No. 333-60832)).

10.30 Lease Agreement dated April 30, 2001, between the Company and James F. Matthews and Judith Matthews (incorporated by reference to Exhibit 10.33 to the Company's Registration Statement on Form S-1 (File No. 333-60832)).

10.31 Lease Agreement, dated 5 April 2001, between Derraglen Trading Limited, Pemstar Ireland Limited and the Company (incorporated by reference to Exhibit 10(iii) to the Company's Quarterly Report on Form 10-Q for the period ending June 30, 2001 (File No. 000-31223)).

10.32 Asset Purchase Agreement dated as of May 7, 2001, between the Company, U.S. Assemblies New England, Inc., MATCO Electronics Group, Inc. and James F. Matthews (incorporated by reference to Exhibit 10.34 to the Company's Registration Statement on Form S-1 (File No. 333-60832)).

10.33 Asset Purchase Agreement dated as of April 30, 1999, by and between the Company and Bell Microproducts, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-37162)).

10.34 Loan and Security Agreement between the Company, Turtle Mountain Corporation, Pemstar Pacific Consultants Inc. and Gentlelife, Inc., Congress Financial Corporation and Fleet Capital Corporation dated April 25, 2003 (incorporate by reference to Exhibit 4.1 to the Company's Report on Form 8-K dated April 28, 2003 (File No. 000-31223))

10.35 Amendment No. 1 to Loan and Security Agreement, dated as of April 25, 2003, between the Company, Turtle Mountain Corporation, Pemstar Pacific Consultants Inc. and Gentlelife, Inc., Congress Financial Corporation and Fleet Capital Corporation dated April 25, 2003 (incorporated by reference to Exhibit 4.2 to the Company's Report on Form 8-K dated April 28, 2003 (File No. 000-31223)).

10.36 Amendment No. 2 to Loan and Security Agreement, dated as of June 30, 2003, between the Company, Turtle Mountain Corporation, Pemstar Pacific Consultants Inc. and Gentlelife, Inc., Congress Financial Corporation and Fleet Capital Corporation dated April 25, 2003 (incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q dated August 7, 2003 (File No. 000-31223)).

10.37 Amendment No. 3 to Loan and Security Agreement, dated as of July 10, 2003, between the Company, Turtle Mountain Corporation, Pemstar Pacific Consultants Inc. and Gentlelife, Inc., Congress Financial Corporation and Fleet Capital Corporation dated April 25, 2003 (incorporated by reference to Exhibit 4.2 to the Company's Report on Form 10-Q dated August 7, 2003 (File No. 000-31223)).

10.38 Amendment No. 4 to Loan and Security Agreement, dated as of January 5, 2004, between the Company, Turtle Mountain Corporation, Pemstar Pacific Consultants Inc. and Gentlelife, Inc., Congress Financial Corporation and Fleet Capital Corporation dated April 25, 2003 (incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q dated January 9, 2004 (File No. 000-31223)).

10.39 Amendment No. 5 to Loan and Security Agreement, dated as of January 6, 2004, between the Company, Turtle Mountain Corporation, Pemstar Pacific Consultants Inc. and Gentlelife, Inc., Congress Financial Corporation and Fleet Capital Corporation dated April 25, 2003 (incorporated by reference to Exhibit 10.2 to the Company's Report on Form 8-K dated January 9, 2004 (File No. 000-31223)).

10.40 Amendment No. 6 to Loan and Security Agreement, dated as of January 6, 2004, between the Company, Turtle Mountain Corporation, Pemstar Pacific Consultants Inc. and Gentlelife, Inc., Congress Financial Corporation and Fleet Capital Corporation dated April 25, 2003 (incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q dated February 17, 2004 (File No. 000-31223)).

10.41 Amendment No. 7 to Loan and Security Agreement, dated as of April 12, 2004, between the Company, Turtle Mountain Corporation, Pemstar Pacific Consultants Inc. and Gentlelife, Inc., Congress Financial Corporation and Fleet Capital Corporation dated April 25, 2003 (incorporated by reference to Exhibit 10.38 to the Company's Report on Form 10-K dated June 11, 2004 (File No. 000-31223)).

10.42 Amendment No. 8, dated as of June 4, 2004, to Loan and Security Agreement dated April 25, 2003 by and among the Company, Turtle Mountain Corporation, Pemstar Pacific Consultants Inc., Gentlelife, Inc., Congress Financial Corporation and Fleet Capital Corporation. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for quarter ended June 30, 2004 (File No. 000-31223)).

10.43 Amendment No. 9, dated as of September 20, 2004, to Loan and Security Agreement dated April 25, 2003 by and among the Company, Turtle Mountain Corporation, Pemstar Pacific Consultants Inc., Gentlelife, Inc., Congress Financial Corporation and Fleet Capital Corporation (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on October 6, 2004) (File No. 000-31223)).

10.44 Amendment No. 10, dated as of September 30, 2004, to Loan and Security Agreement dated April 25, 2003 by and among the Company, Turtle Mountain Corporation, Pemstar Pacific Consultants Inc., Gentlelife, Inc., Congress Financial Corporation and Fleet Capital Corporation (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed on October 6, 2004) (File No. 000-31223)).

10.45 Amendment No. 11, dated as of December 31, 2004, to Loan and Security Agreement dated April 25, 2003 by and among the Company, Turtle Mountain Corporation, Pemstar Pacific Consultants Inc., Gentlelife, Inc., Congress Financial Corporation and Fleet Capital Corporation.

10.46 Amendment No. 12, dated as of January 3, 2005, to Loan and Security Agreement dated April 25, 2003 by and among the Company, Turtle Mountain Corporation, Pemstar Pacific Consultants Inc., Gentlelife, Inc., Congress Financial Corporation and Fleet Capital Corporation.

10.47 Krung Thai Bank Public Company Limited agreements for credit facilities and other services to Pemstar (Thailand) Co., Ltd. (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for quarter ended June 30, 2004 (File No. 000-31223)).

10.48 Credit Agreement between Pemstar B.V. and ABN AMRO Bank N.V. dated September 28, 2004 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 4, 2004) (File No. 000-31223)).

10.49 Lease agreement between Company and PEM (MN) QRS 15-39, INC., a Delaware corporation, dated March 28, 2003 (incorporated by reference to Exhibit 4.3 to the Company's Report on Form 8-K dated April 28, 2003 (File No. 000-31223)).

12.1 Computation of Ratio of Earnings to Fixed Charges.

21.1 Subsidiaries of the Company.

23.1 Consent of Grant Thornton LLP

23.2 Consent of Ernst & Young LLP.

24.1 Power of Attorney (included with signatures on page 34, herein).

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Management contract or compensatory plan or arrangement required to be filed as an exhibit to Form 10-K pursuant to Item 15(b) of this Report

Pemstar will furnish a copy of any exhibit upon a shareholder's request and payment of reasonable expenses associated with furnishing the exhibit. Shareholders should submit requests to the attention of Bruce Borgerding, Pemstar Inc., 3535 Technology Drive NW, Rochester, MN 55901.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

The Board of Directors and Shareholders
PEMSTAR Inc.

We have audited the accompanying consolidated balance sheets of Pemstar Inc. as of March 31, 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year ended March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Pemstar Inc. as of March 31, 2005, and the consolidated results of their operations and their consolidated cash flows for the year ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Pemstar Inc.'s internal control over financial reporting as of March 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 13, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of Pemstar Inc.'s internal control over financial reporting and an adverse opinion on the effectiveness of Pemstar Inc.'s internal control over financial reporting because of the existence of material weaknesses.

/s/ Grant Thornton LLP

Minneapolis, Minnesota
June 13, 2005

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

The Board of Directors and Shareholders
PEMSTAR Inc.

We have audited the accompanying consolidated balance sheet of Pemstar Inc. as of March 31, 2004 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended March 31, 2004. Our audits also included the financial statement schedules listed in the Index at Item 15(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pemstar Inc. as of March 31, 2004 and the consolidated results of its operations and its cash flows for each of the two years in the period ended March 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," in 2003.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
May 7, 2004

**CONSOLIDATED BALANCE SHEETS**
**PEMSTAR Inc.**

| *(In thousands, except per share data)* | March 31, 2005 | March 31, 2004 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 26,038 | $ 9,832 |
| Accounts receivable, net | 102,516 | 127,823 |
| Recoverable income taxes | 1,248 | 870 |
| Inventories | 73,402 | 93,661 |
| Unbilled services | 8,078 | 11,547 |
| Deferred income taxes | 953 | 63 |
| Prepaid expenses and other | 10,657 | 14,810 |
| Total current assets | 222,892 | 258,606 |
| Property, plant and equipment | 80,097 | 93,121 |
| Goodwill, net | 33,878 | 33,878 |
| Deferred income taxes | 2,733 | 2,177 |
| Other assets | 4,394 | 6,351 |
| Total assets | $ 343,994 | $ 394,133 |
| **Liabilities and shareholders' equity** | | |
| Current liabilities: | | |
| Cash overdraft | $ 375 | $ 7,130 |
| Revolving credit facilities and current maturities of long-term debt | 79,068 | 68,618 |
| Current maturities of capital lease obligations | 453 | 1,769 |
| Accounts payable | 88,543 | 106,644 |
| Income taxes payable | 1,556 | 631 |
| Accrued expenses and other | 27,400 | 22,925 |
| Total current liabilities | 197,395 | 207,717 |
| Long-term debt, less current maturities | 6,560 | 8,856 |
| Capital lease obligations, less current maturities | 11,973 | 11,867 |
| Other liabilities and deferred credits | 2,895 | 7,384 |
| Shareholders' equity: | | |
| Common stock, par value $0.01, 150,000 shares authorized; shares issued and outstanding; 2005 – 45,178 shares; 2004 – 45,136 shares | 452 | 451 |
| Additional paid-in capital | 255,067 | 255,153 |
| Accumulated other comprehensive income | 3,601 | 3,081 |
| Accumulated deficit | (133,949) | (100,212) |
| Loans to shareholders | - | (164) |
| Total shareholders' equity | 125,171 | 158,309 |
| Total liabilities and shareholders' equity | $ 343,994 | $ 394,133 |

See notes to consolidated financial statements.

**CONSOLIDATED STATEMENTS OF OPERATIONS**
**PEMSTAR Inc.**

| *(In thousands, except per share data)* | Year Ended March 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Net sales | $ 689,916 | $ 669,446 | $ 668,175 |
| Costs of goods sold | 652,018 | 626,832 | 637,074 |
| Gross profit | 37,898 | 42,614 | 31,101 |
| Selling, general and administrative expenses | 60,374 | 52,306 | 51,076 |
| Restructuring costs | 5,205 | 7,961 | 4,249 |
| Amortization | 219 | 107 | 129 |
| Operating loss | (27,900) | (17,760) | (24,353) |
| Other (income) expense – net | (928) | (794) | (558) |
| Interest expense | 8,162 | 7,815 | 8,870 |
| Loss before income taxes and cumulative effect of accounting change | (35,134) | (24,781) | (32,665) |
| Income tax (benefit) expense | (1,397) | 503 | 753 |
| Loss before cumulative effect of accounting change | (33,737) | (25,284) | (33,418) |
| Cumulative effect of accounting change | - | - | (5,346) |
| Net loss | $ (33,737) | $ (25,284) | $ (38,764) |
| Basic and diluted loss per common share: | | | |
| Loss before cumulative effect of accounting change | $ (.75) | $ (.60) | $ (.90) |
| Cumulative effect of accounting change | - | - | (.14) |
| Net loss | $ (.75) | $ (.60) | $ (1.04) |
| Average shares used in computing net loss per common share: | | | |
| Basic and diluted | 45,154 | 42,002 | 37,133 |

See notes to consolidated financial statements.

## CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
## PEMSTAR Inc.

*(In thousands)*

| | Common Stock Shares | Common Stock Amount | Additional Paid-In Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings (Accumulated Deficit) | Loans to Shareholders | Total |
|---|---|---|---|---|---|---|---|
| Balance, March 31, 2002 | 36,701 | $ 367 | $232,233 | $ (2,131) | $ (36,164) | $ (908) | $193,397 |
| Issuance of common stock in employee stock programs | 785 | 8 | 1,092 | - | - | - | 1,100 |
| Payments on loans to shareholders | - | - | - | - | - | 399 | 399 |
| Issuance of warrants | - | - | 1,618 | - | - | - | 1,618 |
| Comprehensive loss income: | | | | | | | |
| Net loss | - | - | - | - | (38,764) | - | (38,764) |
| Foreign currency translation adjustment | - | - | - | 2,117 | - | - | 2,117 |
| Comprehensive loss | - | - | - | - | - | - | (36,647) |
| Balance, March 31, 2003 | 37,486 | 375 | 234,943 | (14) | (74,928) | (509) | 159,867 |
| Issuance of common stock in employee stock programs | 191 | 1 | 365 | - | - | - | 366 |
| Payments on loans to shareholders | (16) | - | (61) | - | - | 345 | 284 |
| Issuance of common stock | 7,475 | 75 | 19,906 | - | - | - | 19,981 |
| Comprehensive loss: | | | | | | | |
| Net loss | - | - | - | - | (25,284) | - | (25,284) |
| Foreign currency translation adjustment | - | - | - | 3,095 | - | - | 3,095 |
| Comprehensive loss | - | - | - | - | - | - | (22,189) |
| Balance, March 31, 2004 | 45,136 | 451 | 255,153 | 3,081 | (100,212) | (164) | 158,309 |
| Issuance of common stock in employee stock programs | 87 | 1 | (32) | - | - | - | (31) |
| Payments on loans to shareholders | (45) | - | (54) | - | - | 164 | 110 |
| Comprehensive loss: | | | | | | | |
| Net loss | - | - | - | - | (33,737) | - | (33,737) |
| Foreign currency translation adjustment | - | - | - | 520 | - | - | 520 |
| Comprehensive loss | - | - | - | - | - | - | (33,217) |
| Balance, March 31, 2005 | 45,178 | $ 452 | $255,067 | $ 3,601 | $(133,949) | $ - | $125,171 |

See notes to consolidated financial statements.

**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**PEMSTAR Inc.**

| *(In thousands)* | Year ended March 31, 2005 | 2004 | 2003 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net loss | $ (33,737) | $ (25,284) | $ (38,764) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities: | | | |
| Depreciation | 22,023 | 22,082 | 20,021 |
| Amortization | 1,361 | 1,426 | 1,693 |
| Goodwill accounting change | - | - | 5,346 |
| Deferred income taxes | (681) | (500) | (584) |
| Non-cash restructuring charges and other | (294) | 1,201 | 1,086 |
| Other deferred credits | (174) | (907) | (844) |
| Change in operating assets and liabilities: | | | |
| Accounts receivable | 25,920 | (13,747) | 12,885 |
| Inventories | 20,947 | (22,234) | 24,991 |
| Recoverable income taxes | (378) | (587) | 3,591 |
| Unbilled services | 3,469 | (750) | 5,559 |
| Prepaid expenses and other | 4,482 | (6,892) | 1,487 |
| Accounts payable | (18,499) | 17,224 | 7,285 |
| Accrued expenses and other | 873 | 8,434 | 3,559 |
| Net cash provided by (used in) operating activities | 25,312 | (20,534) | 47,311 |
| Cash flows used in investing activities: | | | |
| Decrease (increase) in restricted cash | 4 | 4,264 | 1,296 |
| Business acquisitions, net of cash acquired | - | (4,223) | (4,376) |
| Proceeds from sale of property, plant and equipment | 2,617 | 204 | 42 |
| Purchases of property, plant and equipment | (10,909) | (21,745) | (12,555) |
| Net cash used in investing activities | (8,288) | (21,500) | (15,593) |
| Cash flows (used in) provided by financing activities: | | | |
| Bank overdrafts | (6,777) | 7,131 | - |
| Proceeds from common stock sales/minority interest | 243 | 19,981 | - |
| Proceeds from sale of warrants | - | - | 560 |
| Proceeds from (treasury stock loss on) employee stock programs (net) | (31) | 366 | 1,100 |
| Payments on loans to shareholders | 110 | 284 | 399 |
| Proceeds from government grants | - | - | 300 |
| Proceeds from sale and leaseback | - | - | 7,476 |
| Principal payments on borrowings | (14,288) | (62,150) | (54,274) |
| Proceeds from borrowings | 20,510 | 54,787 | 35,592 |
| Debt placement costs | (346) | (1,681) | (1,099) |
| Net cash (used in) provided by financing activities | (579) | 18,718 | (9,946) |
| Effect of exchange rate changes on cash | (239) | 386 | (493) |
| Net increase (decrease) in cash and cash equivalents | 16,206 | (22,930) | 21,279 |
| Cash and cash equivalents: | | | |
| Beginning of year | 9,832 | 32,762 | 11,483 |
| End of year | $ 26,038 | $ 9,832 | $ 32,762 |

See notes to consolidated financial statements.

*(In thousands, except per share data)*

**Note 1. Nature of Business and Significant Accounting Policies**

*Business* – Pemstar Inc. (the "Company") is a leading provider of electronics manufacturing services to original equipment manufacturers in the communications, computing and data storage, industrial and medical equipment sectors. The Company provides its services to customers on a global basis through manufacturing facilities located in North America, Asia, Europe and South America.

*Principles of consolidation* – The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany accounts and transactions are eliminated in the consolidated financial statements.

*Revenue recognition* – Revenue from the sale of products is recognized when the product is shipped to the customer. In limited circumstances, although the physical product remains on the Company's premises at the request of the customer, when title and risks and rewards of ownership have contractually passed to the customer, revenue is recognized in accordance with the guidance of Staff Accounting Bulletin No. 104. Revenue from sale of products includes sales of excess inventories to customers at cost under contract provisions totaling $12,778, $8,426, and $23,774 for the years ended March 31, 2005, 2004 and 2003, respectively. Revenue from design, development and engineering services is recognized when the services are performed and collectibility is reasonably certain. Such services provided under fixed price contracts are accounted for using the percentage of completion method as outlined in SOP 81-1, "Accounting for Performance of Contract-Type and Certain Production-Type Contracts" using hours of services for measurement of the extent of progress towards completion. Revenue recognized in excess of billed amounts under fixed price contracts or unbilled engineering services is classified as unbilled services in the balance sheet.

*Cash and cash equivalents* – The Company considers all highly liquid debt securities purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

*Inventories* – Inventories are stated at the lower of cost (first-in, first-out method) or market and include freight-in, materials, labor and manufacturing overhead costs.

*Property, plant and equipment* – Property, plant and equipment is stated at cost. Costs incurred to maintain property plant and equipment that do not comprise major improvements or extend the life of the asset are expensed as repairs and maintenance as incurred. Capital expenditures below certain policy thresholds are expensed as purchased as well. Depreciation is computed using the straight-line method over the following estimated useful lives:

| | Number of Years |
|---|---|
| Buildings and improvements | 4 to 40 |
| Machinery and equipment | 4 to 7 |
| Furniture and fixtures | 2 to 10 |
| Computer hardware and software | 4 |

Amortization of assets acquired under capital leases is included in depreciation expense.

*Goodwill* – Effective April 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Under this standard, goodwill and intangibles with indefinite useful lives are no longer amortized. This standard also requires, at a minimum, an annual assessment of the carrying value of goodwill and other intangibles with indefinite useful lives. If the carrying value of goodwill or an intangible asset exceeds its fair value, an impairment loss shall be recognized. Intangible assets with finite lives are amortized over their estimated useful lives.

SFAS No. 142 requires the Company to complete an annual impairment review of its goodwill assets. As a result of the Company's completion of its transitional impairment test using a discounted cash flow model as required by SFAS No. 142, it determined that goodwill pertaining to one of its acquisitions was impaired. As such, the Company recorded as a cumulative effect of a change in accounting principle a write-off of goodwill in fiscal 2003 in the amount of $5,346 on which the Company recognized no tax benefit. This change resulted from the reduction in perceived fair value of our Thailand operation, given actual fiscal 2002 and expected fiscal 2003 operating losses following the significant infrastructure expansion.

*Long-lived assets* – The Company follows SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." As such, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that our carrying value of long-lived may not be recoverable. Long-lived assets are considered not recoverable when the carrying amount of a long-lived asset (asset group) exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). If it is determined that a long-lived asset (asset group) is not recoverable, an impairment loss is recorded equal to the excess of the carrying amount of the long-lived asset (asset group) over the long-lived asset's (asset group's) fair value. Fair value is the amount at which the long-lived asset (asset group) could be bought or sold in a current transaction between a willing buyer and seller, other than in a forced or liquidation sale.

*Estimated warranty claim* – The Company sells its products with a warranty that provides for repairs or replacements of any defective workmanship for a one-year period after the sale. Based upon historical experience, the accrual for warranty claims is not material at March 31, 2005 and 2004.

*Foreign currency* – For subsidiaries where the U.S. dollar is the functional currency, all foreign currency asset and liability amounts are remeasured into U.S. dollars at end-of-period exchange rates, except for inventories, prepaid expenses, property, plant and equipment, and intangible assets, which are remeasured at historical rates. Foreign currency income and expenses are remeasured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts remeasured at historical exchange rates. Exchange gains and losses arising from remeasurement of foreign currency-denominated monetary assets and liabilities are included in (loss) income in the period in which they occur.

For subsidiaries where the local currency is the functional currency, assets and liabilities denominated in local currencies are translated into U.S. dollars at end of period exchange rates, and the resultant translation adjustments are reported, net of their related tax effects, as a component of accumulated other comprehensive (loss) income in stockholders' equity. Assets and liabilities denominated in other than the local currency are remeasured into the local currency prior to translation into U.S. dollars, and the resultant exchange gains or losses are included in (loss) income in the period in which they occur. Income and expenses are translated into U.S. dollars at average exchange rates in effect during the period.

Comprehensive income (loss) reflects the change in equity of a business during a period from transactions and other events and circumstances from non-owner sources. For the Company, comprehensive (loss) income represents net (loss) income adjusted for foreign currency translation adjustments.

*Shipping and handling fees* – The Company classifies costs associated with shipping and handling fees as a component of cost of goods sold. Customer billings related to shipping and handling fees are reported as net sales.

*Income taxes* – The Company accounts for income taxes following the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires that deferred income taxes be recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. The effect of changes in tax rates is recognized in the period in which the rate change occurs.

*Research and development* – Research and development costs are expensed when incurred and totaled $551, $529 and $1,011 for the years ended March 31, 2005, 2004, and 2003, respectively.

*Use of estimates* – Preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

The Company grants credit to customers in the normal course of business. Management performs on-going credit evaluations of customers before sales are approved. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Given the volatility of the markets in which the Company operates, the Company makes adjustments to its value of inventories based on estimates of potentially excess and obsolete inventory after considering customer forecasted demand and forecasted average selling price and its ability to sell excess inventory quantities back to its customers within contract terms. However, forecasts are subject to revisions, cancellations, and rescheduling. Actual demand will inevitably differ from such anticipated demand, and such differences may have a material effect on the Company's financial position and results of operations, if additional write-offs are required.

In assessing the recoverability of our goodwill and other intangible assets we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. These cash flow estimates take into account current customer volumes and the expectation of new or renewal projects, historic gross margins, historic working capital parameters and planned capital expenditures. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets not previously recorded.

*Stock-based compensation* – The Company has adopted the pro-forma disclosure only requirements of SFAS No. 123, "Accounting for Stock-Based Compensation", and accordingly, accounts for stock options issued to employees using the intrinsic value method of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." Compensation expense is recorded on the date stock options are granted only if the current fair market value of the underlying stock exceeds the exercise price of the option. Accordingly, no compensation cost has been recognized for grants under these stock option plans since the exercise price equaled the fair market value of the stock on the date of grant. Had compensation cost for stock option grants been based on the grant date fair values of awards (the method described in SFAS No. 123), reported net loss would have been changed to the pro forma amounts reported below.

| | Year Ended March 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Net loss: | | | |
| As reported | $(33,737) | $(25,284) | $(38,764) |
| Additional compensation expense | (3,504) | (3,459) | (4,289) |
| Pro forma | $(37,241) | $(28,743) | $(43,053) |
| Basic and diluted loss per share: | | | |
| As reported | $ (.75) | $ (.60) | $ (1.04) |
| Pro forma | (.82) | (.68) | (1.16) |

The fair value of each option grant has been estimated at the grant date using a Black-Scholes option pricing model with the following weighted average assumptions: dividend rate of 0% for all years; risk-free interest rates of 4.60%, 3.86% and 3.83% for 2005, 2004 and 2003, respectively, volatility factor of expected market price of our common stock of 0.7, 0.7 and 1.5 for 2005, 2004 and 2003, respectively, and expected lives of ten years. The pro-forma additional compensation expense for the year ended March 31, 2005 includes $1,143 resulting from accelerated vesting in March 2005 of options whose exercise price exceeded current quoted market value. The accelerated vesting enabled the Company to avoid recognizing in its income statement compensation expense associated with these options in future periods upon the adoption by Pemstar of FASB Statement No. 123(R) "Share-Based Payment" in April 2006.

*Net (loss) income per common share* – The Company follows the provisions of SFAS No. 128, "Earnings per Share." Basic net (loss) income per share is computed based upon the weighted average number of common shares issued and outstanding during each year. Diluted net (loss) income per share amounts assume conversion, exercise or issuance of all potentially dilutive common stock instruments (stock options as discussed in Note 13).

Common stock equivalents and their impact on net loss have been excluded from the diluted per share calculation for all years presented, since the Company incurred net losses and the inclusion of common stock equivalents would have had an anti-dilutive impact. Potentially dilutive securities, which have been excluded, consist of i) unexercised stock options and warrants to purchase 5,906, 5,977 and 5,978 shares of the Company's common stock as of March 31, 2005, 2004 and 2003, respectively, and ii) 2,193 shares of the Company's common stock issuable upon conversion of convertible debt as of March 31, 2005, 2004 and 2003, respectively.

*New Accounting Pronouncements* – In December 2004, the FASB issued a revision to Statement No. 123 (revised 2004), *Share-Based Payment.* Statement 123(R) will, with certain exceptions, requires entities that grant stock options and shares to employees to recognize the fair value of those options and shares as compensation cost over the service (vesting) period in their financial statements. The measurement of that cost will be based on the fair value of the equity or liability instruments issued. Statement 123(R) is required to be adopted by the Company in the first interim period beginning after our fiscal year 2006. As part of this adoption, the Company will begin expensing its options effective April 1, 2006 and has also elected to not restate prior period results. Since the Company will continue to issue stock options to employees as a form of incentive compensation and because the company has outstanding stock options that will vest on or after April 1, 2006, the adoption of this FASB is expected to have a significant impact on the financial statements, but has not yet determined the impact.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29.* The guidance in APB No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Company is currently assessing the impact of the provisions. The provision of SFAS No. 153 is effective in periods beginning after June 15, 2005. The Company does not believe that the adoption of the provisions of SFAS No. 153 will have a material impact on the Company's consolidated financial statements.

In December 2004, the FASB issued FASB Staff Position No. 109-1 (FAS No. 109-1), *Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.* The American Jobs Creation Act (AJCA) introduces a special 9% tax deduction on qualified production activities. FAS No. 109-1 clarifies that this tax deduction should be accounted for as a special tax deduction in accordance with SFAS No. 109. The Company does not expect the adoption of these new tax provisions to have a material impact on its consolidated financial position, results of operations or cash flows. It is not currently possible to predict what impact this Act will have on future earnings.

In December 2004, the FASB issued FASB Staff Position No. 109-2 (FAS No. 109-2), *Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creations Act of 2004.* The AJCA introduces a limited time 85% dividends received deduction on the repatriation of certain foreign earnings to a United States taxpayer (repatriation provision), provided certain criteria are met. FAS No. 109-2 provides accounting and disclosure guidance for the repatriation provision. Although FAS No. 109-2 is effective immediately, the Company does not expect to be able to complete its evaluation of the repatriation provision until after the United States Congress or the Treasury Department provides additional clarifying language on key elements of the provision.

In March 2004, the EITF issued EITF No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,* which provided new guidance for assessing impairment losses on investments. Additionally, EITF No. 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the accounting provisions of EITF No. 03-1; however the disclosure requirements remain effective for annual periods ending after June 15, 2004. The Company is evaluating the impact of EITF No. 03-1 once final guidance is issued.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.* FIN No. 46 addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. In December 2003, the FASB issued a revised Interpretation No. 46 (FIN No. 46R), which expands the criteria for consideration in determining whether a variable interest entity should be consolidated. The Company did not have any entities that required disclosure or consolidation as a result of adopting FIN No. 46R.

**Note 2. Acquisitions**

In September 2001, the Company purchased the membership interests and business of Pacific Consultants LLC (a provider of electromechanical design and test consulting services). The initial purchase price was approximately $20,642, including common stock valued at $10,000, cash and costs of $6,792, and cash or common stock of $3,850 payable up to two years from the date of the acquisition. The purchase agreement provided for additional adjustment of the purchase price, payable in cash or common stock, up to an additional $40,000, if earnings targets were met for the acquired business in the two years following the close. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The excess of the purchase price over the estimated fair value of net assets acquired was recorded as goodwill and has not been amortized in accordance with SFAS No. 142. Goodwill of $17,356 was recorded at March 31, 2002 and increased by $253 and $4,376 in the years ended March 31, 2004 and 2003, respectively, for payments made in connection with purchase agreement adjustment of purchase price contract provisions. Payments of $4,086 during the year ended March 31, 2004 fully paid the remaining obligations under this purchase agreement.

## Note 3. Accounts Receivable

Accounts receivable consists of the following:

| | March 31, 2005 | March 31, 2004 |
|---|---|---|
| Accounts receivable | $ 105,058 | $ 131,207 |
| Less allowance for doubtful accounts | (2,542) | (3,384) |
| | $ 102,516 | $ 127,823 |

Changes to the allowance for doubtful accounts consist of the following:

| | March 31, 2005 | March 31, 2004 |
|---|---|---|
| Balance at beginning of year | $ 3,384 | $ 5,381 |
| Bad debt expense | 1,163 | 977 |
| Accounts written off | (2,005) | (1,076) |
| Balance at end of year | $ 2,542 | $ 3,384 |

## Note 4. Inventories

Inventories consist of the following:

| | March 31, 2005 | March 31, 2004 |
|---|---|---|
| Raw materials | $ 54,004 | $ 70,570 |
| Work in process | 8,829 | 12,562 |
| Finished goods | 10,569 | 10,529 |
| | $ 73,402 | $ 93,661 |

## Note 5. Property, Plant and Equipment, Net

Property, plant and equipment consists of the following:

| | March 31, 2005 | March 31, 2004 |
|---|---|---|
| Land | $ 2,030 | $ 2,683 |
| Buildings and improvements | 42,673 | 30,568 |
| Machinery and equipment | 88,690 | 83,639 |
| Computer hardware and software | 38,577 | 35,809 |
| Construction in progress | 1,296 | 14,626 |
| | 173,266 | 167,325 |
| Less accumulated depreciation | (93,169) | (74,204) |
| | $ 80,097 | $ 93,121 |

### Note 6. Financing Arrangements

Long-term debt consists of the following:

| | March 31, 2005 | 2004 |
|---|---|---|
| Domestic revolving credit facilities, interest at prime plus a margin ranging from 50 to 100 basis points or LIBOR plus a margin ranging from 250 to 300 basis points (5.4% at March 31, 2005 and 4.9% at March 31, 2004) | $ 32,142 | $ 36,872 |
| Foreign revolving credit facilities, interest rates ranging from 3.0% to 5.6% or SIBOR plus a margin of 175 basis points (3.0% at March 31, 2005 and 2.9% at March 31, 2004) | 45,097 | 29,802 |
| Convertible senior subordinated notes bearing interest at 6.5%, due May 1, 2007 | 4,745 | 4,638 |
| Notes payable bearing interest ranging from 7.1% to 7.4%, due in monthly payments of principal and interest of $297 through April 2004 for domestic notes. The notes are secured by equipment | - | 295 |
| Foreign notes payable, interest 5.0% through June 2004 and prime less 100 basis points thereafter to June 2007, due in monthly payments of $127 through June 2007. The notes are secured by buildings | 2,672 | 4,968 |
| Other | 972 | 899 |
| | 85,628 | 77,474 |
| Less current maturities | (79,068) | (68,618) |
| | $ 6,560 | $ 8,856 |

In April 2003, the Company entered into new revolving credit facilities, as amended, with Wachovia Capital Finance Corporation and Bank of America N.A. (formerly Fleet National Bank of Connecticut), which provide up to $90,000 of revolving credit loans and letters of credit and expire in April 2007. The facilities, which are limited to the lesser of the facilities amount or the available borrowing base, calculated as a percentage of eligible accounts receivable and inventory balances, bear interest at prime or Eurodollar rate plus a margin from 50 to 100 basis points, and 250 to 300 basis points, respectively, depending on excess available borrowing capacity within the facilities. The Company is obligated to pay a monthly fee of 3/8% on the unused portion of the facilities. The revolving credit facilities are collateralized by substantially all domestic assets and by investments in foreign subsidiaries. Due to the characteristics of the domestic revolving credit facilities, in accordance with current accounting pronouncements, the Company has classified the amount outstanding as a current liability. Despite the balance sheet classification, the Company intends to manage the domestic revolving credit facilities as long-term debt with a final maturity in April 2007. The Company has letters of credit totaling $1,700 outstanding as of March 31, 2005 under these facilities.

The Company also has separate available lines of credit in certain foreign locations totaling $73,000, renewable annually at the discretion of the lenders. Certain of these lines have been renewed subsequent to year end, consistent with past experience with these lenders. Advances under these lines of credit bear interest at fixed and variable rates ranging from 3.0% to 5.6% at March 31, 2005. The lines of credit are both unsecured and secured by certain foreign inventories, receivables and fixed assets.

In May 2002, pursuant to a securities purchase agreement, the Company sold to two investors $5,000 face value of 6 ½ % convertible senior subordinated notes with a conversion price of $2.28 per share together with a seven year warrant which provided for the purchase of 788 shares of the Company's common stock at an exercise price of $2.28 per share. The initial carrying value of the notes was reduced by $532 for the fair value of the common stock warrant issued to the two investors. The discount to the note is being amortized over the seven-year life of the note.

As consideration for entering into the transaction, in lieu of cash, the Company issued additional warrants to the two investors to purchase 1,000 shares of the Company's common stock at an exercise price of $2.00 per share. The fair value of the warrants of $898 was capitalized as financing fees and is being amortized over the seven year life of the notes.

In July 2002, the Company entered into an amendment and termination agreement eliminating the remaining obligation to sell notes and related warrants pursuant to the securities purchase agreement. The Company issued additional warrants in consideration for the amendment and termination agreement providing for the purchase of 250 shares of the Company's common stock. The fair value of the warrants of $188 was charged to interest expense as a cost of termination of the agreement.

Aggregate maturities of long-term debt are as follows for the years ending March 31:

| | |
|---|---|
| 2006 | $ 79,068 |
| 2007 | 1,367 |
| 2008 | 4,878 |
| 2009 | 84 |
| 2010 | 34 |
| Thereafter | 197 |
| | $ 85,628 |

**Note 7. Restructuring and Impairment Charges**

A rollforward of restructuring provisions is as follows:

| | Employee Termination and Severance Costs | Future Lease Costs | Total |
|---|---|---|---|
| **Fiscal 2003:** | | | |
| Fiscal 2003 restructuring charges | $ 2,439 | $ 1,037 | $ 3,476 |
| Cash payments | (2,209) | (500) | (2,709) |
| Foreign currency translation adjustment | 112 | - | 112 |
| Reserve balance at March 31, 2003 | 342 | 537 | 879 |
| **Fiscal 2004:** | | | |
| Fiscal 2004 restructuring charges | 1,066 | 4,608 | 5,674 |
| Additions to fiscal 2003 restructuring charges | - | 1,063 | 1,063 |
| Cash payments | (1,318) | (2,274) | (3,592) |
| Foreign currency translation adjustment | 53 | - | 53 |
| Reserve balances at March 31, 2004 | 143 | 3,934 | 4,077 |
| **Fiscal 2005:** | | | |
| Fiscal 2005 restructuring charges | 1,166 | 2,739 | 3,905 |
| Cash payments | (1,240) | (2,884) | (4,124) |
| Foreign currency translation adjustment | (1) | 3 | 2 |
| Reserve balances at March 31, 2005 | $ 68 | $ 3,792 | $ 3,860 |

During fiscal 2003, the Company incurred restructuring costs of $4,249. Of this, $1,810, related to the decision to consolidate separate manufacturing facilities in San Jose, California, into a single facility, consisting of lease discontinuation costs of $1,037 and accelerated amortization of leasehold improvements of $773. Additionally, $2,439 of severance costs were incurred, primarily in The Netherlands and in the United States' locations, responding to reductions in local business requirements. As of March 31, 2005, there are no further payments expected for these restructuring costs.

During fiscal 2004, the Company recorded charges of $7,961 for restructuring related costs as a result of a Company initiative based upon a strategic review of the Company's primary products and business aimed at optimizing and aligning its manufacturing capacity with customer demand, while positioning the Company for stronger operating results. The charges consisted of asset write-downs of $1,224 for machinery and equipment; $1,066 for employee termination and severance costs related to approximately 100 salaried and hourly employees located primarily at three domestic operating sites; and $5,671 for adjustment of expected future lease costs, associated with the closing of one California facility in fiscal 2003 and one additional California facility in fiscal 2004. The fiscal 2004 restructuring actions taken pertain to operations for those businesses and locations experiencing negligible or negative growth due to continued market declines in the Communications and Optical business sectors. Certain machinery and equipment were written down to their estimated fair values as a direct result of the continued decline in the optical business sector, which has resulted in excess capacity and under-utilized machinery and equipment. As of March 31, 2005, accruals of $1,270 remain with respect to these future lease costs.

During fiscal 2005, the Company recorded charges of $5,205 for restructuring related costs to further reduce facilities and employee counts to position the Company for stronger operating results. These charges consisted of asset write-downs of $1,300, primarily leasehold improvements; $1,166 for employee termination and severance costs related to approximately 275 salaried and hourly employees (135 domestic and 140 Central and South America sites); and $2,739 for expected losses on lease commitments in our Taunton, Massachusetts, Chaska, Minnesota and secondary Rochester, Minnesota sites. The fiscal 2005 restructuring actions taken pertain to further reducing general excess capacity and create the opportunity to streamline personnel and capital deployed into the remaining sites. As of March 31, 2005, accruals of $68 and $2,522 remain related to these employee termination and severance costs and future lease costs, respectively.

As of March 31, 2005, approximately $4,651, $4,456 and $1,318 of cash payments had been made against the accrual associated with the fiscal 2003, 2004 and 2005 charges, respectively.

**Note 8. Other (Income) Expense – Net**

The other (income) expense - net consists of the following:

| | Year Ended March 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Foreign currency losses (gains) | $ 124 | $ (631) | $ (387) |
| Other (income) expense-net | (1,052) | (163) | (171) |
| | $ (928) | $ (794) | $ (558) |

**Note 9. Fair Value of Financial Instruments**

The carrying values of cash and cash equivalents, and accounts receivable and payable approximate fair value due to the short-term maturity of these instruments. The carrying amount of the Company's revolving line of credit and long-term notes approximate fair value because the majority of the amounts outstanding accrue interest at variable rates.

**Note 10. Commitments and Contingencies**

The Company has various capital and operating leases, which expire on various dates through 2023. Future minimum payments under both capital leases and operating leases are as follows:

| Year Ending March 31, | Capital Leases | Operating Leases |
|---|---|---|
| 2006 | $ 1,793 | $ 10,426 |
| 2007 | 1,648 | 8,070 |
| 2008 | 1,451 | 6,372 |
| 2009 | 1,412 | 5,857 |
| 2010 | 1,439 | 5,025 |
| Thereafter | 21,551 | 4,206 |
| Total minimum lease payments | 29,294 | $ 39,956 |
| Less amount representing interest | (16,868) | |
| Present value of minimum lease payment | 12,426 | |
| Less current portion | (453) | |
| | $ 11,973 | |

Property, plant and equipment includes the following amounts for capitalized leases:

| | March 31, | |
|---|---|---|
| | 2005 | 2004 |
| Buildings and improvements | $ 12,000 | $ 12,000 |
| Machinery and equipment | 1,162 | 808 |
| Computer hardware and software | - | 8,390 |
| | 13,162 | 21,198 |
| Less accumulated depreciation | (1,686) | (3,512) |
| | $ 11,476 | $ 17,686 |

Total rent expense recognized under operating leases for the years ended March 31, 2005, 2004 and 2003 totaled $9,217, $12,305 and $13,329, respectively.

In March 2003, the Company sold land and buildings housing its Rochester, Minnesota, location in a transaction valued at $12,000, which is treated as a financing transaction, because of the continuing use of the property. Proceeds totaled $5,775, after deducting $309 of transaction costs, $1,917 of security deposits and $3,943 of restricted cash placed with US Bank to replace collateral for letters of credit backing the related City of Rochester Bonds outstanding . Leaseback rental payments total $1,330, $1,356, $1,383, $1,411, $1,439 and $21,551 for years ended March 31, 2006, 2007, 2008, 2009,

2010 and thereafter, respectively. Other manufacturing equipment, which had been recently purchased, totaling $1,701 was financed in sale-leaseback transactions during the year ended March 31, 2003.

The Company was a defendant, along with several current and former officers and directors, in a consolidated putative class action captioned *In re PEMSTAR Securities Litigation*, alleging violations of Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934 and Sections 11 and 12 of the Securities Act of 1933. The lawsuit was a consolidation of several lawsuits, the first of which was commenced in United States District Court for the District of Minnesota on July 24, 2002. The plaintiffs, several individual shareholders, alleged, in essence, that the defendants defrauded the shareholders by making optimistic statements during a time when they should have known that business prospects were less promising and alleged that the registration statement filed by the Company in connection with a secondary offering contained false, material misrepresentations. An Amended Consolidated Complaint was filed January 9, 2003.

On August 23, 2002 and October 2, 2002 two different individual shareholders also commenced virtually identical shareholder derivative actions against the Company as nominal defendant and our Board. Those actions had been consolidated and was pending in United States District Court for the District of Minnesota, Third Judicial District, County of Olmsted. The allegations in the consolidated derivative actions were based on many of the same facts that gave rise to the securities action. The derivative actions alleged that our Board breached its fiduciary duties by allegedly allowing the violations of the securities laws to occur.

In March 2005, the Company entered into a settlement agreement with plaintiffs in the securities of the *In re PEMSTAR Securities Litigation.* On March 27, 2005, the Company received final approval of the settlement by United States District Court for the District of Minnesota. Under terms of this $12,000 settlement, the Company will pay $250 and the Company's insurers will pay the remaining $11,750. The settlement fully resolves these claims against the Company and several of its current and former officers and directors. The consolidated derivative lawsuits pending in Olmsted County have also been settled. The settlement is subject to final approval by the Olmsted County Court. This settlement requires the Company to enforce certain corporate governance policies and provides for payment of plaintiffs attorney fees ordered by the Olmsted County Court, with those fees to be paid by the Company's insurers.

## Note 11. Income Taxes

(Loss) income before income taxes consisted of the following:

| | Year ended March 31, | | |
|---|---|---|---|
| | **2005** | **2004** | **2003** |
| Domestic | $ (29,911) | $(25,944) | $(43,342) |
| Foreign | (5,223) | 1,163 | 10,677 |
| | $ (35,134) | $(24,781) | $(32,665) |

The provision for income tax expense (benefit) consisted of the following:

| | Year ended March 31, | | |
|---|---|---|---|
| | **2005** | **2004** | **2003** |
| Current: | | | |
| Domestic | $ 82 | $ (24) | $ 76 |
| Foreign | (70) | 1,027 | 1,261 |
| | 12 | 1,003 | 1,337 |
| Deferred: | | | |
| Domestic | - | - | - |
| Foreign | (1,409) | (500) | (584) |
| | (1,409) | (500) | (584) |
| | $(1,397) | $ 503 | $ 753 |

A reconciliation of the provision for income taxes at the statutory rates to the reported income tax provision is as follows:

| | Year ended March 31, 2005 | 2004 | 2003 |
|---|---|---|---|
| Computed "expected" tax rate | $(11,949) | $ (8,426) | $(11,106) |
| Increase (decrease) in income taxes resulting from: | | | |
| State taxes, net of credits and federal income tax benefit | (1,241) | (1,069) | (2,224) |
| Benefit of foreign sales/extraterritorial income exclusion | (155) | (155) | (263) |
| Foreign taxes | 296 | (1,916) | 5,409 |
| Valuation allowance | 11,113 | 12,341 | 8,554 |
| Other | 539 | (272) | 383 |
| | $ (1,397) | $ 503 | $ 753 |

A summary of deferred tax assets and liabilities is as follows:

| | March 31, 2005 | 2004 |
|---|---|---|
| Deferred tax assets: | | |
| Allowance for doubtful accounts | $ 392 | $ 948 |
| Allowance for inventory obsolescence | 1,114 | 876 |
| Reserve for goodwill impairment | 6,630 | 7,800 |
| Deferred revenue | 1,151 | 629 |
| Domestic net operating losses | 40,355 | 32,893 |
| State tax credits | 1,097 | 1,097 |
| Foreign expenses accelerated for book purposes | 4,151 | 2,560 |
| Foreign net operating losses | 6,198 | 8,161 |
| Other | 2,254 | 2,850 |
| Total deferred tax assets | 63,342 | 57,814 |
| Deferred tax liabilities: | | |
| Accelerated depreciation | (364) | (1,796) |
| Foreign expenses accelerated for tax purposes | (2,574) | (5,636) |
| Other | (303) | (286) |
| Total deferred tax liabilities | (3,241) | (7,718) |
| | 60,101 | 50,096 |
| Valuation allowance: | | |
| Domestic | (52,327) | (45,012) |
| Foreign | (4,088) | (2,844) |
| Total valuation allowance | (56,415) | (47,856) |
| Net deferred tax assets | $ 3,686 | $ 2,240 |

No provision has been made for U.S. income taxes related to undistributed earnings of foreign subsidiaries.

Deferred tax liabilities and deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The valuation allowance has been established due to the uncertainty of future taxable income, which is necessary to realize the benefits o f the deferred tax assets. The Company has approximately $113,300 of domestic net operating loss carryforwards, which will expire from 2022 to 2024. Of this $113,300 carryforward total, $8,700 will result in tax benefits that will not reduce tax expense on current earnings, but rather will increase additional paid-in capital. The Company has approximately $4,900 of foreign net operating loss carryforwards that have an unlimited carryforward period, and foreign net operating loss carryforwards of approximately $12,700 that will expire from 2011 to 2014. The state tax credit carryforwards of $1,662 expire at varying dates through 2017.

Realization of the net operating loss carryforwards and other deferred tax temporary differences are contingent on future taxable earnings. The deferred tax asset was reviewed for expected utilization using a "more likely than not" approach by assessing the available positive and negative evidence surrounding its recoverability. Accordingly, a valuation allowance has been recorded against the Company's deferred tax asset. The Company will continue to assess and evaluate strategies that will enable the deferred tax asset, or portion thereof, to be utilized, and will reduce the valuation allowance appropriately at such time when it is determined that the "more likely than not" criteria is satisfied.

The foreign tax expense in China was decreased $29 ($0.00 per share on a basic and diluted basis) in fiscal 2005, $139 ($0.00 per share on a basic and diluted basis) in fiscal 2004 and by $725 ($0.02 per share on a basic and diluted basis) in fiscal 2003 as a result of the benefit of a tax holiday. This holiday ran at 50% relief of the normal 15% income tax rate, or 7.5%, through December 31, 2003. Beginning on January 1, 2004, China began a new tax holiday and will use a 10% tax rate through December 31, 2006. The foreign tax expense in Singapore was decreased by $194 ($0.00 per share on a basic and diluted basis) in fiscal 2005, $1,040 ($0.05 per share on a basic and diluted basis) in fiscal 2004 and by $1,082 ($0.03 per share on a basic and diluted basis) in fiscal 2003, as the result of the benefit of a tax holiday. This holiday from the normal 22% income tax rate ended March 31, 2004. During fiscal 2005, 2004 and 2003, current tax expense in Mexico reflects minimum taxes payable in lieu of income tax computed on earnings.

### Note 12. Geographic and Concentration of Credit Risk Information

The Company derives its revenue from one reportable segment, electronic manufacturing services. The Company classifies sales geographically based upon country from which the final product is delivered. The following is a summary of net sales and long-lived assets by geographic location:

| | Year Ended March 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Net sales: | | | |
| United States | $ 456,244 | $ 443,495 | $ 427,628 |
| Americas, other | 3,734 | 4,734 | 48,097 |
| China | 61,852 | 87,133 | 66,835 |
| Asia, other | 101,771 | 72,772 | 57,810 |
| Europe | 66,315 | 61,312 | 67,805 |
| | $ 689,916 | $ 669,446 | $ 668,175 |
| Long-lived assets: | | | |
| United States | $ 35,671 | $ 49,379 | $ 56,097 |
| Americas, other | 3,918 | 4,317 | 4,454 |
| China | 31,835 | 30,988 | 20,655 |
| Asia, other | 10,935 | 12,373 | 13,240 |
| Europe | 2,075 | 2,149 | 2,100 |
| | $ 84,434 | $ 99,206 | $ 96,546 |

As a result of changes to customer contractual relationships in the year ended March 31, 2004, net sales of $26,697 and $35,205 in 2005 and 2004, respectively, shown as from the United States relate to production classified in 2003 as Americas, other under the prior contractual relationships.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Sales of the Company's products are concentrated among specific customers in the same industry. The Company generally does not require collateral. The Company considers concentrations of credit risk in establishing the allowance for doubtful accounts and believes the recorded amount is adequate.

Customers that accounted for more that 10% of consolidated net sales are as follows:

| | Year Ended March 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Customer A | 23.5% | 22.3% | 23.4% |
| Customer B | 12.6% | - | 10.8% |

As of March 31, 2005 and 2004, receivables from these customers represented 29% and 23% of total accounts receivable, respectively.

### Note 13. Shareholders' Equity

The Company has authorized 5,000 shares of $0.01 par value preferred stock.

In August and September 2003, the Company sold 7,475 shares in a public offering from which the Company received net proceeds of $19,981.

The Company has 709 shares of common stock available for grant or sale to board members and employees under incentive stock option and purchase plans approved by shareholders. Options are generally granted at prices equal to the fair market value on the dates of grant. All options are exercisable over a ten-year period.

Following is a summary of stock option activity for the fiscal years ended March 31:

| | Year Ended March 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2005 | | 2004 | | 2003 | |
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Outstanding, beginning of year | 3,938 | $ 5.11 | 3,940 | $ 5.67 | 3,465 | $ 7.44 |
| Granted | 652 | 2.09 | 812 | 2.90 | 1,298 | 1.78 |
| Exercised/forfeited | (722) | 4.88 | (814) | 5.63 | (823) | 6.98 |
| Outstanding, end of year | 3,868 | 4.64 | 3,938 | 5.11 | 3,940 | 5.67 |
| Exercisable, end of year | 3,830 | - | 2,465 | 6.34 | 2,197 | 6.38 |
| Weighted average fair value per share of options granted during the year | $ 1.77 | - | $ 2.49 | - | $ 1.76 | - |

At March 31, 2005, the options outstanding have average remaining contractual lives and exercise prices as follows:

| Shares | Average Contractual Life | Exercise Price |
|---|---|---|
| 2,107 | 8.01 years | $ 0.00 – 4.99 |
| 1,081 | 4.56 years | $ 5.00 – 9.99 |
| 648 | 5.62 years | $ 10.00 – 14.99 |
| 32 | 6.21 years | $ 15.00 – 23.31 |

In March 2005 all future vesting of 1,175 options, which included all options whose exercise price exceeded current quoted market value, was accelerated. The accelerated vesting enabled the Company to avoid recognizing in its income statement compensation expense associated with these options in future periods upon the adoption by Pemstar of FASB Statement No. 123(R) "Share-Based Payment" in April 2006.

**Note 14. Employee Benefit Plans**

*Retirement Plans*

The Company sponsors various employee retirement savings plans that allow qualified employees to provide for their retirement on a tax-deferred basis. In accordance with the terms of the retirement savings plans, the Company is required to match certain of the participants' contributions and, at its discretion, may provide employer contributions based on the Company's performance and other factors. Employer contributions for the years ended March 31, 2005, 2004 and 2003 totaled $1,202, $1,262 and $1,486, respectively.

The Company sponsors a defined benefit retirement plan program at its Netherlands facility. As of March 31, 2005, the fair value of the plan assets and projected benefit obligations were $5,697 and $5,959, respectively. Expenses associated with this plan totaled $234, $165 and $201 for the years ended March 31, 2005, 2004 and 2003, respectively.

*Employee Stock Purchase Plan*

During 2001, the Company established an employee stock discount purchase plan that provides for the sale of up to 1,500 shares, as amended during 2002 and 2003, of the Company's stock at discounted purchase prices, subject to certain limitations. The cost per share under this plan is 85 percent of the market value of the Company's common stock at the date of purchase, as defined. During the years ended March 31, 2004 and 2003, 98 and 730 previously unissued shares of common stock were issued to employees pursuant to this plan, respectively. The weighted average fair value of shares sold in 2004 and 2003, was $2.50 and $1.44, respectively. During the year ended March 31, 2005 the 266 required shares sold at the weighted average price of $1.61 per share, were purchased on the open market resulting in an $86 charge to additional paid in capital for discount to market and trustee costs.

## Note 15. Supplemental Cash Flow Information

| | Year Ended March 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Supplemental disclosures for cash flow information: | | | |
| Cash payments for: | | | |
| Interest | $ 7,038 | $ 6,891 | $ 7,283 |
| Income taxes | 721 | 1,492 | 1,492 |
| Supplemental schedule of non-cash investing and financing activities: | | | |
| Property and equipment acquired through capital lease agreements | 604 | 811 | 2,222 |
| Common stock warrants for financing fees | - | - | 1,056 |
| Restricted cash held from sale/leaseback proceeds to replace mortgage as collateral on outstanding letters of credit collateralizing bonds | - | - | 3,943 |
| Lease deposits held from sale/leaseback proceeds | - | - | 1,917 |
| Deferred financing costs held from sale/leaseback proceeds | - | - | 309 |

## Note 16. Cash Requirements

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred an operating loss of approximately $27,900 for the year ended March 31, 2005, which included $5,205 of restructuring costs. The Company continually evaluates its operations to determine the need for further restructuring in response to market conditions. Although the operating loss for fiscal 2005 was not unexpected, given the prior year losses and the continuing economic pressure on several large customers of the Company in certain industry sectors, the Company's long-term ability to continue to fund its operations and to grow the business depends on its ability to generate additional cash from operations or obtain additional sources of funds for working capital.

The domestic revolving credit facilities were replaced during fiscal 2004 to provide expanded capacity for funding business growth and to extend arrangements approaching the expiration of their term. In the event that the Company does not maintain sufficient liquidity, measured by amounts available to borrow for the current collateral base less amounts actually borrowed, these facilities require the maintenance of certain minimum cash flow levels. The Company's operating plan includes an expectation of maintaining this liquidity, as well as initiatives to reduce specific cash expenditures related to general and administrative expenses.

Compliance by the Company with certain covenants in its new credit facility is dependent upon the Company achieving certain revenue and expense targets in its fiscal 2006 operating plan. The Company expects to meet its financial projections for the 2006 fiscal year. The Company also believes that, if necessary, it would be able to secure additional financing from its lenders or sell additional Company equity securities; however, there can be no assurance that such funding can be obtained or that future credit facility violations will be waived.

During fiscal 2005, the Company has obtained significant funding locally for its foreign operations and has obtained commitments for further increases to suit business requirements. As such, it has become substantially less reliant on domestic lines of credit for needs outside of domestic operations.

Management believes that, as a result of the restructuring actions it has taken to reduce cash expenditures, the efforts it continues to make to increase revenues from continuing customers and to generate new customers in various industry sectors and the new agreements it has reached to provide additional borrowing capacity, it will meet the liquidity requirements of its lending agreements.

## Note 17. Quarterly Results of Operations (UNAUDITED)

The following table sets forth unaudited quarterly financial information of Pemstar for the quarterly periods in fiscal 2005 and 2004. Historically, we have experienced some seasonal variation in net sales, with net sales, excluding inventory sales, typically being highest in the quarter ended December 31 and lowest in the quarter ended March 31. This seasonal variation reflects the order patterns of our largest customers, who typically order a higher proportion of their annual production in their final fiscal quarter. This seasonal variation has been offset recently by internal growth, acquisitions, general economic conditions, end of life projects and customer disengagements. This information has been derived from our quarterly consolidated financial statements which are unaudited, but, in the opinion of management, fairly represent our financial performance. This information should be read in conjunction with the consolidated financial statements and the related notes contained elsewhere in this report. The operating results for any previous quarter are not necessarily indicative of results for any future period.

| **Quarter Ended**<br>*(In thousands, except per share data)* | **Mar. 31, 2005** | **Dec. 31, 2004** | **Sept. 30, 2004** | **June 30, 2004** | **Mar. 31, 2004** | **Dec. 31, 2003** | **Sept. 30, 2003** | **June 30, 2003** |
|---|---|---|---|---|---|---|---|---|
| Net sales | $150,446 | $176,393 | $166,397 | $196,680 | $186,050 | $187,346 | $150,550 | $145,500 |
| Cost of goods sold | 145,905 | 171,151 | 154,442 | 180,520 | 171,693 | 175,730 | 139,321 | 140,088 |
| Gross profit | 4,541 | 5,242 | 11,955 | 16,160 | 14,357 | 11,616 | 11,229 | 5,412 |
| Selling, general and administrative expenses | 15,723 | 14,429 | 15,474 | 14,748 | 15,128 | 12,630 | 12,065 | 12,483 |
| Restructuring | 38 | 4,777 | 390 | | 295 | (546) | 4,757 | 3,455 |
| Amortization | 153 | 14 | 26 | 26 | 27 | 26 | 27 | 27 |
| Operating (loss) income | (11,373) | (13,978) | (3,935) | 1,386 | (1,093) | (494) | (5,620) | (10,553) |
| Other (income) expense – net | (73) | 322 | 305 | (1,482) | 91 | (187) | (411) | (287) |
| Interest expense - net | 2,166 | 1,917 | 1,958 | 2,121 | 1,893 | 1,772 | 2,111 | 2,039 |
| (Loss) income before income taxes | (13,466) | (16,217) | (6,198) | 747 | (3,077) | (2,079) | (7,320) | (12,305) |
| Income tax (benefit) expense | (1,153) | (299) | (167) | 222 | 203 | 22 | 198 | 80 |
| Net (loss) income | $ (12,313) | $ (15,918) | $ (6,031) | $ 525 | $ (3,280) | $ (2,101) | $ (7,518) | $ (12,385) |
| (Loss) income per common share: | | | | | | | | |
| Basic and diluted | $ (.27) | $ (.35) | $ (.13) | $ .01 | $ (.07) | $ (.05) | $ (.19) | $ (.33) |

**Schedule II--Valuation and Qualifying Accounts**
**Pemstar Inc.**

| Col. A | Col. B | Col. C | | Col. D | Col. E |
|---|---|---|---|---|---|
| *(Amounts in thousands)* | | Additions | | | |
| Description | Balance at Beginning of Period | Charged to Costs and Expenses | Charged to Other Accounts--Described | Deductions Described | Balance at End of Period |
| **YEAR ENDED MARCH 31, 2005** | | | | | |
| Reserve and allowances deducted from accounts: | | | | | |
| Allowance for uncollectible accounts | $ 3,384 | $ 1,163 | - | $ 2,005 (1) | $ 2,542 |
| Allowance for deferred tax assets | 47,856 | 8,559 | - | - | 56,415 |
| **YEAR ENDED MARCH 31, 2004** | | | | | |
| Reserve and allowances deducted from accounts: | | | | | |
| Allowance for uncollectible accounts | $ 3,483 | $ 977 | - | $ 1,076 (1) | $ 3,384 |
| Allowance for deferred tax assets | 35,515 | 12,341 | - | - | 47,856 |
| **YEAR ENDED MARCH 31, 2003** | | | | | |
| Reserve and allowances deducted from accounts: | | | | | |
| Allowance for uncollectible accounts | $ 8,724 | $ 2,214 | - | $ 7,455 (1) | $ 3,483 |
| Allowance for deferred tax assets | 26,962 | 8,553 | - | - | 35,515 |

(1) Write-off of accounts receivable determined to be uncollectible.

**EXHIBIT 12.1**

**COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES**
**PEMSTAR, Inc.**

| *(In thousands)* | Year ended March 31, | | | | |
|---|---|---|---|---|---|
| | **2005** | **2004** | **2003** | **2002** | **2001** |
| **Earnings:** | | | | | |
| (Loss) income before income taxes, net of cumulative effect of accounting change in 2003 [1] | $ (35,134) | $ (24,781) | $ (38,011) | $ (55,943) | $ 8,119 |
| Add: | | | | | |
| Rent expense representative of interest [2] | 3,080 | 4,102 | 4,461 | 3,347 | 1,725 |
| Interest expense net of capitalized interest | 7,127 | 6,717 | 7,342 | 6,162 | 7,550 |
| Amortization of debt discount and expense | 1,035 | 1,225 | 1,528 | 915 | 530 |
| Amortization of capitalized interest | 35 | 14 | 16 | 11 | 4 |
| **Adjusted Earnings** | $ (23,857) | $ (12,723) | $ (24,664) | $ (45,508) | $ 17,928 |
| | | | | | |
| **Fixed Charges:** | | | | | |
| Rent expense representative of interest [2] | $ 3,080 | $ 4,102 | $ 4,461 | $ 3,347 | $ 1,725 |
| Interest expense net of capitalized interest | 7,127 | 6,717 | 7,342 | 6,162 | 7,550 |
| Amortization of debt discount and expense | 1,035 | 1,225 | 1,528 | 915 | 530 |
| Capitalized interest | - | 346 | - | 205 | 21 |
| **Fixed Charges** | $ 11,242 | $ 12,390 | $ 13,331 | $ 10,629 | $ 9,826 |
| | | | | | |
| **Ratio of earnings to fixed charges** | (3) | (3) | (3) | (3) | 1.82 |

(1) Fiscal 2003 includes a goodwill write-down of $5,346 classified as a cumulative effect of accounting change.
(2) Calculated as one-third of rentals, which is considered representative of the interest factor.
(3) Adjusted earnings were not sufficient to cover fixed charges, falling short by $35,099, $25,113, $37,995, and $56,137, for the years ended March 31, 2005, March 31, 2004, March 31, 2003, and March 31, 2002, respectively.

EXHIBIT 21.1

**SUBSIDIARIES OF PEMSTAR, INC.**

| Subsidiary | Country of Incorporation |
|---|---|
| Pemstar Luxembourg S.a.r.l. | Luxembourg |
| Pemstar Singapore Pte Ltd | Singapore |
| Pemstar Netherlands Holding B.V. | The Netherlands |
| Pemstar B.V. | The Netherlands |
| Pemstar Romania Holding B.V. | The Netherlands |
| Pemstar Thailand Limited | Thailand |
| Pemstar (Tianjin) Enterprise Company Ltd. | Republic of China |
| Pemstar de Mexico, S. de R.L. de C.V. | Mexico |
| Pemstar Ireland Ltd. | Ireland |
| Pemstar Romania Srl | Romania |
| Pemstar Brasil Ltda. | Brazil |
| Pemstar Japan KK | Japan |
| Pemstar Israel Ltd. | Israel |
| Pemstar (Beihai) Enterprises Co. Ltd | Republic of China |

**EXHIBIT 23.1**

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We have issued our reports dated June 13, 2005 accompanying the consolidated financial statements and Schedule II and management's assessment of the effectiveness of internal control over financial reporting included in the annual report of Pemstar Inc. on Form 10-K for the year ended March 31, 2005. We hereby consent to the incorporation by reference of said reports in the Registration Statements of Pemstar Inc. on Forms S-8 (File No. 333-44044, File No. 333-97517 and File No. 333-112974) and Forms S-3 and amendment (File No. 333-75284 and File No. 333-97511).

/s/ Grant Thornton LLP

Minneapolis, Minnesota
June 13, 2005

**EXHIBIT 23.2**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-44044) pertaining to the Pemstar Inc. 1994 Stock Option Plan, Pemstar Inc. 1995 Stock Option Plan, Pemstar Inc. 1997 Stock Option Plan, Pemstar Inc. 1999 Amended and Restated Stock Option Plan, Pemstar Inc. 2000 Stock Option Plan and 2000 Employee Stock Purchase Plan, the Registration Statement (Form S-3, No. 333-75284) pertaining to Common Stock, Preferred Stock, Debt Securities, Depository Shares, Securities Warrants and Units, the Registration Statement (Form S-8, No. 333-97517) pertaining to the Pemstar Inc. 2000 Employee Stock Purchase Plan and Pemstar Inc. 2002 Stock Option Plan, the Registration Statement (Form S-3, No. 333-97511) pertaining to Common Stock and the Registration Statement (Form S-8, No. 333-112974) pertaining to the Pemstar Inc. 2002 Employee Stock Purchase Plan of our report dated May 7, 2004, with respect to the consolidated financial statements and schedules of Pemstar Inc. included in this Annual Report (Form 10-K) for the year ended March 31, 2005.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 13, 2005

**EXHIBIT 31.1**

## CERTIFICATION

I, Allen J. Berning, certify that:

1. I have reviewed this annual report on Form 10-K of Pemstar Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers, and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected or is reasonably likely to materially affect the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 13, 2005

/s/ Allen J. Berning
Allen J. Berning
Chief Executive Officer

**EXHIBIT 31.2**

## CERTIFICATION

I, Greg S. Lea, certify that:

1. I have reviewed this annual report on Form 10-K of Pemstar Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers, and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) f and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) or the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected or is reasonably likely to materially affect the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 13, 2005

/s/ Greg S. Lea
Greg S. Lea
Chief Financial Officer

**EXHIBIT 32.1**

**CERTIFICATION**

I, Allen J. Berning, Chief Executive Officer of Pemstar Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Annual Report on Form 10-K of the Company for the annual period ended March 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 13, 2005

/s/ Allen J. Berning
Allen J. Berning
Chief Executive Officer

**EXHIBIT 32.2**

## CERTIFICATION

I, Greg S. Lea, Chief Financial Officer of Pemstar Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Annual Report on Form 10-K of the Company for the annual period ended March 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 13, 2005

/s/ Greg S. Lea
Greg S. Lea
Chief Financial Officer

PEMSTAR

# PEMSTAR INC.
# 3535 TECHNOLOGY DRIVE N.W.
# ROCHESTER, MN 55901

---

## NOTICE OF ANNUAL MEETING
## OF SHAREHOLDERS
## TO BE HELD AUGUST 4, 2005

---

**TO THE SHAREHOLDERS OF PEMSTAR INC.:**

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Pemstar Inc. ("Pemstar" or the "Company") will be held at 3535 Technology Drive N.W., Rochester, Minnesota on Thursday, August 4, 2005, at 3:00 p.m. Central Daylight Time, for the purpose of considering and acting upon:

(1) The election of three Class II directors for terms expiring in 2008 or until their successors are elected;

(2) To ratify the selection of Grant Thornton LLP as the independent registered public accounting firm for the fiscal year ending March 31, 2006; and

(3) Such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on June 20, 2005, are the only persons entitled to notice of and to vote at the meeting.

Your attention is directed to the attached Proxy Statement. **Whether or not you plan to be personally present at the meeting, please complete, sign, date and mail the enclosed proxy card as promptly as possible in order to save us further solicitation expense.** If you later desire to revoke your proxy, you may do so at any time before it is exercised. Enclosed with the proxy card is an envelope addressed to Pemstar Inc. for which no postage is required if mailed in the United States.

The attached Proxy Statement also contains, for your review, a notice of the proposed settlement of shareholder derivative actions brought on behalf of Pemstar, as the nominal plaintiff, against members of Pemstar's Board of Directors and Pemstar, as a nominal defendant.

BY ORDER OF THE BOARD OF DIRECTORS

Allen J. Berning
*Chief Executive Officer*

June 20, 2005

# PEMSTAR INC.
# 3535 Technology Drive N.W.
# Rochester, MN 55901

## PROXY STATEMENT

## ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 4, 2005

This Proxy Statement has been prepared on behalf of the Board of Directors of Pemstar Inc. ("Pemstar" or the "Company") in connection with the solicitation of proxies for our Annual Meeting of Shareholders to be held on August 4, 2005 (the "Annual Meeting"), and at any and all adjournments of the Annual Meeting. This Proxy Statement and the accompanying form of proxy card will be first mailed to shareholders on or about July 1, 2005.

Shareholders of record on June 20, 2004 are the only persons entitled to vote at the Annual Meeting. As of that date, there were 45,194,881 issued and outstanding shares of our common stock, the only outstanding voting securities of the Company. Each shareholder is entitled to one vote for each share held. There is no cumulative voting.

Under Minnesota law, the affirmative vote of a majority of the shares of common stock present or represented and entitled to vote at the Annual Meeting is necessary to approve each item of business, other than the election of directors, properly presented at the meeting of shareholders. However, if the shares present and entitled to vote on that item of business would not constitute a quorum for the transaction of business at the meeting, then the item must be approved by a majority of the voting power of the minimum number of shares that would constitute such a quorum.

Shares of common stock represented by proxies in the form solicited will be voted in the manner directed by a shareholder. If no direction is given, the proxy will be voted FOR each of the proposals in this Proxy Statement. If a shareholder abstains (or indicates a "withhold vote for" as to directors) from voting as to any matter, then the shares held by such shareholder shall be deemed present at the Annual Meeting for purposes of determining a quorum and for purposes of calculating the vote with respect to such matter, but shall not be deemed to have been voted in favor of any such matter. If a broker returns a "non-vote" proxy, indicating a lack of authority to vote on such matter, then the shares covered by such non-vote shall be deemed present at the Annual Meeting for purposes of determining a quorum but shall not be deemed to be represented at the Annual Meeting for purposes of calculating the vote with respect to any such matter.

So far as the management of the Company is aware, no matters other than those described in this Proxy Statement will be acted upon at the Annual Meeting. In the event that any other matters properly come before the Annual Meeting calling for a vote of shareholders, the persons named as proxies in the enclosed form of proxy will vote in accordance with their best judgment on such other matters.

Shareholders can vote their shares by completing the enclosed proxy card and mailing it to the Company. A shareholder may revoke a proxy at any time prior to its exercise by giving written notice of revocation to an officer of the Company or by filing a new written appointment of a proxy with an officer of the Company. Unless so revoked, properly executed proxies will be voted in the manner set forth in this Proxy Statement or as otherwise specified by the shareholder giving the proxy.

The attached Proxy Statement also contains, for your review, a notice of the proposed settlement of shareholder derivative actions brought on behalf of Pemstar, as the nominal plaintiff, against members of Pemstar's Board of Directors and Pemstar, as a nominal defendant.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of May 31, 2005, certain information with respect to all shareholders known to us to have been beneficial owners of five percent or more of our common stock, and information with respect to our common stock beneficially owned by our directors, our executive officers included in the Summary Compensation Table set forth under the caption "Executive Compensation" below and all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, and includes generally voting power and/or investment power with respect to securities. Shares of common stock subject to options currently exercisable or exercisable within sixty days of May 31, 2005 ("currently exercisable options") are deemed outstanding for purposes of computing the percentage beneficially owned by the person holding such options but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as otherwise noted, the persons or entities named have sole voting and investment power with respect to all shares shown as beneficially owned by them. As of May 31, 2005, there were 45,194,881 issued and outstanding shares of our common stock.

| Name of Beneficial Owner | Number | Percent |
|---|---|---|
| **5% Shareholders:** | | |
| Lehman Brothers Holdings Inc. and certain of its affiliates (1)<br>399 Park Avenue<br>New York, New York 10022 | 4,959,903 | 11.0% |
| Wells Fargo & Company (2)<br>420 Montgomery Street<br>San Francisco, California 94104 | 2,347,800 | 5.2% |
| **Executive Officers and Directors:** | | |
| Allen J. Berning (3) | 1,230,600 | 2.7% |
| Robert D. Ahmann (4) | 515,868 | 1.1% |
| Roy. A. Bauer (5) | 173,700 | * |
| Greg S. Lea (6) | 140,000 | * |
| Larry R. Degen (7) | 38,550 | * |
| Thomas A. Burton (8) | 46,250 | * |
| Kenneth E. Hendrickson (9) | 156,000 | * |
| Bruce M. Jaffe (10) | 45,175 | * |
| Wolf Michel (11) | 33,500 | * |
| Michael Odrich (12) | 4,959,903 | 11.0% |
| Steven E. Snyder (13) | 10,000 | * |
| All directors and executive officers as a group (13 persons) (14) | 7,459,546 | 16.1% |

* Shares represent less than 1% of total shares outstanding.

(1) Shares beneficially owned by Lehman Brothers Holdings Inc. include shares held by the following wholly owned subsidiaries and affiliates of Lehman Brothers Holdings Inc.:

| Name | Number of Shares |
|---|---|
| LB I Group Inc. ("LB I Group") | 2,547,084 |
| Lehman Brothers Venture Capital Partners I, L.P. ("LB VCP I") | 366,906 |
| Lehman Brothers Venture Associates Inc. | 613,158 |
| Lehman Brothers Venture GP Partnership L.P. | 613,158 |
| Lehman Brothers Venture Partners L.P. ("LB VP") | 613,158 |
| Lehman Brothers 1999 Venture GP Partnership L.P | 1,333,332 |
| Lehman Brothers VC Partners L.P. ("LB VCP") | 1,333,332 |
| Lehman Brothers MBG Venture Capital Partners 1998 (A) L.P. ("MBG A") | 87,807 |
| Lehman Brothers MBG Venture Capital Partners 1998 (B) L.P. ("MBG B") | 1,620 |
| Lehman Brothers MBG Venture Capital Partners 1998 (C) L.P. ("MBG C") | 9,996 |

LB I Group is the actual owner of 2,547,084 shares. LB VCP I is the actual owner of 366,906 shares. LB VP is the actual owner of 613,158 shares. LB VCP is the actual owner of 1,333,332 shares. MBG (A) is the actual owner of 87,807 shares. MBG (B) is the actual owner of 1,620 shares. MBG (C) is the actual owner of 9,996 shares of Common Stock.

Under the rules and regulations of the Securities and Exchange Commission, each other entity listed in the table above is a general partner or direct or indirect corporate parent and may be deemed to be the beneficial owner of the shares reported.

Effective March 15, 2001, LB I Group and LB VCP granted to Pemstar an irrevocable proxy to vote 2,200,000 of the shares of the common stock that they would otherwise be entitled to vote at any meeting of our shareholders, or to give consent in lieu of voting on any matter which is submitted for a vote or consent to our shareholders. The proxy and the powers granted under the proxy are not revocable by the grantors and will remain in effect until automatically terminated when the grantors and their affiliates cease to own on a collective basis 10% or more of our common stock. The proxy will also terminate with respect to any shares that are transferred by the grantors to any person that is not affiliated with the grantors. As a result of this proxy, Lehman Brothers Holdings Inc. has voting power with respect to approximately 6.1% of our common stock. Information for security ownership of Lehman Brothers Holdings Inc. and certain of its affiliates is based on Schedule 13D/A filed by Lehman Brothers Holdings Inc. and certain of its affiliates on November 18, 2003 and a questionnaire completed by one of our directors, Michael Odrich.

(2) The information for security ownership of the shares referenced in the beneficial ownership table is based on a Schedule 13G filed by Wells Fargo & Company, on January 21, 2005.

(3) The shares of common stock included in this table include 263,500 shares that can be acquired upon the exercise of currently exercisable options and 200 shares owned by Mr. Berning's spouse. Mr. Berning disclaims beneficial ownership of the 200 shares owned by his spouse.

(4) The shares of common stock included in this table include 218,100 shares that can be acquired upon the exercise of currently exercisable options.

(5) Includes 12,000 shares held in Mr. Bauer's spouse's living trust, of which Mr. Bauer is the trustee, and 156,601 shares that can be acquired upon the exercise of currently exercisable options.

(6) Includes 3,600 shares held by Mr. Lea's spouse, 10,000 shares held jointly by Mr. Lea and his spouse and 126,400 shares that can be acquired upon the exercise of currently exercisable options.

(7) Includes 38,550 shares that can be acquired upon the exercise of currently exercisable options.

(8) Includes 40,250 shares that can be acquired upon the exercise of currently exercisable options.

(9) Includes 31,700 shares held jointly by Mr. Hendrickson and his spouse, 93,300 shares held in the Hendrickson Family Limited Partnership, 1,000 shares held by Mr. Hendrickson's spouse as custodian for their grandchildren in uniform gifts to minors accounts, and 30,000 shares that can be acquired upon the exercise of currently exercisable options.

(10) Includes 39,375 shares that can be acquired upon the exercise of currently exercisable options.

(11) Includes 20,000 shares that can be acquired upon the exercise of currently exercisable options.

(12) Mr. Odrich is a Managing Director of Lehman Brothers Inc. and holds other positions with certain of its affiliates and accordingly, may be deemed to have beneficial ownership of Lehman Brothers Inc.'s interest in us. Mr. Odrich disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest, if any. The address of Mr. Odrich is c/o Lehman Brothers Inc., 399 Park Avenue, New York, New York 10022.

(13) Includes 10,000 shares that can be acquired upon the exercise of currently exercisable options.

(14) See Notes (3) through (13). Includes an aggregate of 1,052,776 shares issuable upon the exercise of currently exercisable options held by our executive officers and directors.

## ELECTION OF DIRECTORS

The number of directors currently serving on our Board of Directors is nine, a majority of whom are independent as that term is defined in Rule 4200(a) of the Nasdaq listing standards. The directors are divided into three classes. The members of each class are elected to serve three-year terms, with the term of office of each class ending in successive years. Thomas A. Burton, Kenneth E. Hendrickson, and Michael Odrich are directors currently in Class II whose terms expire at the 2005 Annual Meeting. The Board of Directors has nominated Messrs. Burton, Hendrickson, Odrich for re-election to the Board at the 2005 Annual Meeting for terms expiring at the annual shareholders' meeting in 2008 or until their successors are duly elected and qualified (except in the case of earlier death, resignation or removal).

**The Board of Directors recommends that you vote for each of the nominees named above.** The affirmative vote of a plurality of the shares of common stock present and entitled to vote at the Annual Meeting is required for the election of the above nominees to the Board of Directors. Proxies solicited by the Board of Directors will, unless otherwise directed, be voted to elect Messrs. Hendrickson, Burton and Odrich. Shares represented by proxies as to which the authority to vote for a nominee has been withheld will be deemed present and entitled to vote for purposes of determining the existence of a quorum and calculating the numbers of votes cast, but will be deemed not to have been voted in favor of the candidate with respect to whom the proxy authority has been withheld. Each of the nominees is currently serving on the Board of Directors. Each nominee has indicated a willingness to serve, but in the unlikely event that the nominees are not candidates for election at the Annual Meeting, the persons named as proxies will vote for such other persons as the Board of Directors or proxies may designate.

Information regarding the nominees to the Board of Directors and the other incumbent directors is set forth below.

| Name | Age | Nominee or Continuing Director and Term |
|---|---|---|
| Thomas A. Burton | 70 | Director and nominee, with term expiring in 2005 |
| Kenneth E. Hendrickson | 64 | Director and nominee, with term expiring in 2005 |
| Michael Odrich | 41 | Director and nominee, with term expiring in 2005 |
| Allen J. Berning | 50 | Director, with term expiring in 2006 |
| Gregory S. Lea | 52 | Director, with term expiring in 2006 |
| Wolf Michel | 65 | Director, with term expiring in 2006 |
| Roy A. Bauer | 59 | Director, with term expiring in 2007 |
| Bruce M. Jaffe | 61 | Director, with term expiring in 2007 |
| Steven E. Snyder | 50 | Director, with term expiring in 2007 |

***Thomas A. Burton*** has served as a director of Pemstar since January 1995. Mr. Burton has been an independent consultant since 1995. He served on the Minnesota Public Utilities Commission from 1992 to 1997. From 1960 to 1990, he was president and CEO of Waters Instruments, Inc.

***Kenneth E. Hendrickson*** has served as a director of Pemstar since June 2002. Currently, Mr. Hendrickson is the Chairman of the Board for Xiotech Corporation, which designs, manufactures and markets comprehensive networked storage solutions. From March 2003 to December 2003, Mr. Hendrickson served as acting Chief Executive Officer at Xiotech Corporation. He served QLogic as a consultant from August 1, 2000 until August 1, 2001. Mr. Hendrickson was the Chairman and Chief Executive Officer of Ancor Communications from August 1997 until Ancor was acquired by QLogic Corporation on August 1, 2000. Ancor and QLogic design and produce products for storage area networks. Mr. Hendrickson has served in executive positions for Western Digital Corporation, Archive Corporation, Control Data Corporation, and IBM Corporation where he served more than 18 years in a variety of general management, development and manufacturing positions.

***Michael Odrich*** has served as a director of Pemstar since June 2002 and previously, from 1998 until January 2001. Mr. Odrich is a Managing Director and Head of Lehman Brothers' Private Equity Division, which encompasses the Firm's Merchant Banking, Venture Capital, Real Estate, Fixed Income-Related and Private Funds Investments activities. He is a member of the Firm's Management Committee, Investment Committee, Valuation Committee and the Screening Committees of the five asset classes that comprise Lehman Brothers Private Equity. Mr. Odrich joined the Private Equity Division in 1995, with responsibilities including the identification, structuring and execution of merchant banking investments. Also in 1995, he conceived and instituted the Firm's venture investment program and has led that program since its inception. Prior to joining Private Equity, Mr. Odrich served for three years as assistant to Lehman Brothers' Chairman and Chief Executive Officer, where he was involved in strategic and financial planning, board of directors matters and merchant banking and investment banking transactions. He joined the Investment Banking Division of Lehman Brothers in 1986, where he spent the majority of his time in the M&A Department. He currently is a director of Regeneration Technologies, Inc. (Nasdaq: RTIX), and a former director of Active Software, Inc. (Nasdaq: WEBM). Mr. Odrich holds an M.B.A. from Columbia University and a B.A. from Stanford University.

***Allen J. Berning*** has served as our Chief Executive Officer, director and Chairman of our Board since the founding of Pemstar in 1994. Prior to founding Pemstar, Mr. Berning was employed by IBM for fifteen years, where he held several engineering and management positions in process engineering, manufacturing, cost engineering and resource planning, including most recently as Operations Manager for IBM's Rochester Storage Systems facility. Mr. Berning received a B.S.I.E. and an M.B.A. from St. Cloud State University. He served as board member and past chair of the Greater Rochester Area University Center. He is currently serving on the 2005 Olmsted County United Way Campaign Cabinet. In 1999, Mr. Berning received the national Ernst & Young Entrepreneur of the Year Award.

***Gregory S. Lea*** has served as Executive Vice President of Finance and Chief Financial Officer of Pemstar Inc. since 2002. He has served on the Board of Directors of Pemstar since 2001. Mr. Lea retired from Jostens Corporation in 2002, where he held key executive management positions since joining the company in 1995. Previously, Mr. Lea was with IBM for more than 18 years where he held a variety of management positions. Mr. Lea holds a B.S. in accounting/business management from Minnesota State University, Mankato. He is currently serving as a board member for the Greater Rochester Area University Center.

***Wolf Michel*** has served as a director of Pemstar since being appointed by the Pemstar board of directors in May 2003. Mr. Michel has been an independent consultant since 2001. From 1996 to 2001, Mr. Michel held various executive positions with Solectron in Europe. Prior to that, he was with Hewlett Packard for 31 years in a variety of general management, engineering and manufacturing positions in Europe and the United States.

***Roy A. Bauer*** is President and has served in that capacity since December 2004 and is Chief Operating Officer and has served in that capacity since November 2003 and has worked for Pemstar in various capacities since 2001. He has served on the Board of Directors since 2004. Prior to joining Pemstar, Mr. Bauer was employed by IBM for twenty-four years in various positions in manufacturing, product development, and quality management. As Director of WW AS/400 System Quality and Customer Satisfaction, he led the IBM Rochester site in winning the Malcolm Baldrige National Quality Award in 1990. After leaving IBM in 1992, Mr. Bauer authored several books on quality, strategy, managing organizational change, and product development, and consulted with a number of Fortune 100 companies on these topics. He also consulted on information technology operations for the Nagano and Sydney Olympic Games. Mr. Bauer is currently serving on the Board of Directors of the University of Wisconsin Stout Foundation and in May of 2003 was named to the Panel of Judges of the Malcolm Baldrige National Quality Award Program. Mr. Bauer holds a B.S. in Industrial Technology and a Doctorate of Science from the University of Wisconsin – Stout.

***Bruce M. Jaffe*** has served as a director of Pemstar since 2000. Mr. Jaffe is currently Vice President and Chief Financial Officer of LogicVision, Inc., a provider of proprietary technologies for embedded test. Mr. Jaffe was Senior Vice President and Chief Financial Officer of Bell Microproducts Inc., a distributor of storage and computer products from 1997 to 1999. From 1967 to 1996, he was employed by Bell Industries Inc., a distributor of electronic components, where he held several management positions, most recently as president, chief operating officer and a member of the board of directors. From 1965 to 1967, Mr. Jaffe was employed as an accountant by Price Waterhouse. Mr. Jaffe holds a B.S. in Business from the University of Southern California and is a certified public accountant. Mr. Jaffe currently serves on the board of directors of Metron Technology, a supplier of equipment, materials and outsourcing services to the semi-conductor industry; and the Board of Advisors for the University of Southern California School of Business.

***Steven E. Snyder*** has served as a director of Pemstar since May 2004. Mr. Snyder is currently Executive Vice President and Chief Financial Officer of Xiotech Corporation. Mr. Snyder has held this position since February 2003 and served as a consultant to information technology and medical device companies from January 2001 to February 2003. Beginning in October 1997, Mr. Snyder was Chief Financial Officer for Ancor Communications, a position he held until December 2000. Ancor Communications was acquired by QLogic Corporation in August 2000. Ancor and QLogic design and produce products for storage area networks. Prior to joining Ancor, Mr. Snyder worked with Cray Research, a developer and manufacturer of supercomputers, where he served as corporate controller at the time of Cray's acquisition by SGI Corporation and prior to that he held various financial management positions at Control Data Corporation. He began his career with KPMG LLP. Mr. Snyder is a Certified Public Accountant and holds an MBA degree from the University of Minnesota.

**Meetings and Committees of the Board of Directors**

During the fiscal year ended March 31, 2005, the Board of Directors held seven (7) meetings and acted one (1) time by written action. Each director attended at least seventy-five percent (75%) of the aggregate of the total number of meetings of the Board of Directors plus the total number of meetings of all committees of the Board on which he served. The Board of Directors has an Audit Committee, an Executive Compensation Committee, and Corporate Governance Committee, which includes nominating responsibilities.

The Audit Committee selects our independent registered public accounting firm and reviews the activities and reports of the independent registered public accounting firm and our internal accounting and legal controls. The Audit Committee is composed of Messrs. Burton, Jaffe, Hendrickson and Snyder. All members of our Audit Committee are independent within the meaning of Section 301 of the Sarbanes-Oxley Act and as independence is defined in Rule 4200(a)(15) of the NASD listing standards and Rule 10A – 3(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the Board of Directors has determined that the Audit Committee includes at least two members (Messrs. Jaffe and Snyder) who are "audit committee financial experts." During fiscal 2004, the Audit Committee held thirteen (13) meetings. The charter of the Audit Committee is available on our web site at www.pemstar.com.

The Executive Compensation Committee determines the compensation for our executive officers and establishes our compensation policies and practices. The Executive Compensation Committee is composed of Messrs. Burton, Michel and Snyder. All members of our Executive Compensation Committee are independent, as independence is defined in Rule 4200 of the NASD listing standards. During fiscal 2004, the Executive Compensation Committee held four (4) meetings.

The Corporate Governance Committee makes recommendations to the Board of Directors concerning the appropriate size, function and needs of the Board of Directors in accordance with Pemstar's Corporate Governance Charter, which includes making recommendations to the Board of Directors and shareholders on Director nominees. The Corporate Governance Committee is composed of Messrs. Burton, Jaffe, Hendrickson, Odrich and Michel. All but one member of the Corporate Governance Committee are independent directors as defined in Rule 4200(a) of the NASD listing standards. Mr. Odrich is a Managing Director of Lehman Brothers Inc., which is the beneficial owner of 11.0% of Pemstar common stock and, as such, does not meet the definition of independent director as defined in Rule 4200(a) of the NASD listing standards.

The Corporate Governance Committee held four (4) meetings during fiscal 2004. The charter of the Corporate Governance Committee is available on our web site at www.pemstar.com.

Under the terms of a proposed settlement of shareholder derivative actions, we have agreed to implement a variety of corporate governance policies. See "Notice of Proposed Settlement of Derivative Action" attached hereto as Annex A.

**Policy on Director Attendance**

The Company has a policy regarding attendance by members of the Board of Directors at the Company's Annual Meeting of Shareholders. Under the policy, attendance at the Annual Meeting by the directors is expected. One Hundred Percent (100%) of the directors attended the 2004 Annual Meeting of Shareholders.

**Nominations**

Our Corporate Governance Committee is the standing committee responsible for determining the slate of Director nominees for election by shareholders, which the committee recommends for consideration by the Board of Directors. All Director nominees approved by the Board of Directors and all individuals appointed to fill vacancies created between our annual meetings of shareholders are required to stand for election by our shareholders at the next Annual Meeting of Shareholders.

Our Corporate Governance Committee is not currently utilizing a third party search firm to assist the identification or evaluation of Board member candidates. However, the committee may engage a third party to provide such services in the future, as it deems appropriate at the time in question.

Our Corporate Governance Committee determines the required selection criteria and qualifications of Director nominees based upon the needs of the Company at the time nominees are considered. Minimum criteria for Director nominees are set forth in our Corporate Governance Committee charter. A candidate must possess the ability to apply good business judgment and must be in a position to properly exercise his or her duties of loyalty and care. Candidates should also exhibit proven leadership capabilities, high integrity and experience with a high level of responsibilities within their chosen fields, and have the ability to quickly grasp complex principles of business, finance and international transactions. The Governance Committee will consider these criteria for nominees identified by the committee, by shareholders, or through some other source. When current Board members are considered for nomination for reelection, the committee also takes into consideration their prior Board of Directors contributions, performance and attendance.

The Corporate Governance Committee will consider qualified candidates for possible nomination that are submitted by our shareholders. Shareholders wishing to make such a submission may do so by sending the following information to the Corporate Governance Committee c/o the Corporate Secretary, Pemstar Inc., 3535 Technology Drive, N.W., Rochester, MN 55901: (1) name of the candidate and a brief biographical sketch and resume; (2) contact information for the candidate and a document evidencing the candidate's willingness to serve as a director if elected; and (3) a signed statement as to the submitting shareholder's current status as a shareholder and the number of shares currently held.

The Corporate Governance Committee conducts a process of making preliminary assessments of each proposed nominee based upon their resume and biographical information, an indication of the individual's willingness to serve and other background information. This information is evaluated against the criteria set forth above and the specific needs of the Company at the time. Based upon a preliminary assessment of the candidates, those who appear best suited to meet the needs of the Company may be invited to participate in a series of interviews. On the basis of information learned during the process, the committee determines which nominee to recommend to the Board of Directors to submit for election at the next annual meeting. The Corporate Governance Committee uses the same process for evaluating all nominees, regardless of the original source of the nomination.

No candidates for Director nominations were submitted to the Corporation Governance Committee by any shareholder in connection with the 2005 Annual Meeting of Shareholders. Any shareholders desiring to present a nomination for consideration by the Corporate Governance Committee prior to our 2006 annual meeting must do so prior to February 20, 2006 in order to provide adequate time to duly consider the nominee.

**Communications with Shareholders**

The Board of Directors has not implemented a formal process by which our shareholders may send written communications to the Board's attention. However, any shareholder desiring to communicate with our Board, or one or more of our directors, may send a letter addressed to the Board of Directors c/o the Corporate Secretary, Pemstar Inc., 3535 Technology Drive, N.W., Rochester, MN 55901. The Corporate Secretary has been instructed by the Board to promptly forward all communications so received to the full Board or the individual Board members specifically addressed in the communications.

**Compensation of Directors**

We pay our non-employee board members an annual retainer of $10,000, $1,000 for attendance at each board meeting and $500 for attendance at each committee meeting. We also reimburse our non-employee directors for reasonable expenses incurred in serving as a director. All of our non-employee directors are entitled to participate in our stock option plans. The number of options granted to our non-employee directors is determined by our Executive Compensation Committee on an annual basis. In fiscal 2005, among our non-employee directors, Thomas A. Burton, Bruce M. Jaffe, Kenneth E. Hendrickson, Steven E. Snyder and Wolf Michel were each awarded options to purchase 10,000 shares of common stock under our 2000 Stock Option Plan. Michael Odrich has declined all stock option grants and is not being paid an annual retainer.

## EXECUTIVE COMPENSATION
## 2005
## COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

***Compensation Overview***

The Executive Compensation Committee of the Board of Directors (the "Committee") is responsible for reviewing and establishing overall compensation programs to ensure Pemstar's ability to attract, retain and motivate qualified executives and directors on a worldwide basis. Pemstar's executive compensation programs include base salary, short-term incentive compensation and incentive stock option awards. The Committee currently consists of three independent directors, all of whom are appointed by the Board of Directors. The Committee reviews and approves the base salary, short-term incentive compensation and incentive stock option award programs for Pemstar's Chief Executive Officer and other executive officers. The Committee has the authority to change Pemstar's compensation programs at any time. From time to time, the Committee may hire experienced outside consultants to analyze and review Pemstar's compensation programs to confirm that the compensation programs meet the Committee's stated objectives. Pemstar has a "pay for performance" compensation program designed to motivate and reward executives for attaining financial and strategic objectives essential to Pemstar's success and continued growth while at the same time allowing Pemstar to attract, retain and motivate high-caliber executives. The Committee's practice is to establish annual company financial performance targets at the outset of each year, and to pay bonuses based on performance against these pre-established targets and goals. Base salaries for Pemstar's executive officers are targeted to be generally average in comparison to executive officer salaries paid by other electronics manufacturing service providers with comparable total revenues. Based on fiscal year 2005 financial performance, the Committee is not recommending any adjustments to the Company's executive base salary and benefit structure. The Company has approved guidelines for employee compensation. Through the short-term incentive compensation program, Pemstar's executive officers have an opportunity to earn competitive compensation as compared to officers of other electronics manufacturing service providers with comparable total revenues. The Committee periodically reviews national and regional compensation surveys to determine and establish competitive levels of compensation.

***Compensation of Executive Officers***

Pemstar's compensation program for its executive officers consists of three basic elements: base salary, short-term incentive compensation and incentive stock option awards.

*Base Salary.* Base salaries for Pemstar's executive officers are determined based on company performance and internal job value. Merit increases in base salary are tied to annual performance reviews and are subject to minimum and maximum base salary levels based on comparable compensation for similar executive officer positions at other electronics manufacturing services companies with total revenues comparable to Pemstar's revenues.

*Short-Term Incentive Compensation.* With respect to fiscal year 2005, the Committee did not pay any short-term incentive compensation to executive officers because Pemstar did not achieve its target earnings objectives.

In fiscal year 2006, short-term incentive compensation for executive officers will be paid pursuant to a Senior Management Variable Compensation Program. Corporate financial performance targets have been established based on Pemstar's budget as approved by the Board of Directors. No short-term incentive compensation payments are to be made unless a minimum return on invested capital is met. In addition to the Return on Invested Capital (ROIC) measurement, revenue and gross margin targets may apply based on an individuals' area of responsibility. There is no variable compensation limit for executive officers and eligible senior management under Pemstar's short-term incentive compensation program for fiscal year 2006.

*Incentive Stock Option Awards.* Incentive stock options are granted to executive officers under Pemstar's stock option plans (the "Plans"). The purpose of the Plans are to attract, retain and motivate executives capable of assuring Pemstar's future success by affording them an opportunity to acquire an ownership interest in Pemstar and to align executive officer compensation directly with the creation of shareholder value.

When making option grant determinations, the Committee considers the recommendations of the Chief Executive Officer and an ad hoc committee of finance and human resources officers and managers, an individual's performance, business unit performance and Pemstar's overall performance. When determining the size of an option grant, the Committee takes into account a number of factors, including individual performance and leadership and the number of options already outstanding or previously granted.

The Committee's policy is to review each individual's performance and option position on an annual basis. All of Pemstar's outstanding stock options were granted at an exercise price equal to the fair market value of Pemstar's common stock on the date of grant. Options granted under the Plan have a term of ten years and generally vest ratably over a three-year period.

In fiscal year 2005, the Committee awarded certain executive officers options to purchase additional shares of common stock for purposes of hiring, promotion or retention: Greg Lea was granted the option to purchase 50,000 shares; Roy A. Bauer was granted the option to purchase 75,000 shares; John Boutsikaris, Executive Vice President of Sales and Marketing, was granted options to purchase 100,000 shares; and Bruce Borgerding, Vice President, General Counsel & Corporate Secretary, was granted the option to purchase 10,000 shares.

In fiscal year 2005, the Committee approved an annual grant of 10,000 shares be given to each outside member of the Company's Board of Directors.

***Compensation of the Chief Executive Officer***

The Chief Executive Officer's compensation is determined by the Committee in a manner similar to the compensation of the other executive officers.

*Base Salary.* Each year the Committee thoroughly reviews competitive market data and compares it to the current base salary of the Chief Executive Officer. The market data is selected from compensation surveys that include data from electronics manufacturing services companies with total revenues comparable to Pemstar's total revenues. In fiscal year 2005, Mr. Berning's base salary was not increased over his base salary paid in the latter part of fiscal year 2004. The decision not to increase Mr. Berning's base salary during the fiscal year was based on competitive benchmarking.

*Short-Term Incentive Compensation.* Mr. Berning did not receive any short-term incentive compensation with respect to fiscal year 2005 because Pemstar did not achieve its target earnings objectives.

*Incentive Stock Option Awards.* In fiscal year 2005, the Committee did not award Mr. Berning options to purchase additional shares of Pemstar's common stock.

***Section 162(m) of the Internal Revenue Code***

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally limits the corporate deduction for compensation paid to executive officers named in this Proxy Statement to one million dollars, unless the compensation is performance-based. The Committee has considered the potential long-term impact of this tax code provision on the Company and has concluded that it is in the best interests of the Company and its shareholders to attempt to qualify the Company's incentive stock option awards as performance-based compensation within the meaning of the Code and thereby preserve the full deductibility of long-term incentive payments to the extent they might ever be impacted by this legislation. The Company has included provisions in its Plans intended to preserve the full deductibility of certain performance-based compensation under the Code.

Thomas A. Burton
Wolf Michel
Steven E. Snyder

Members, Executive Compensation Committee

## SUMMARY COMPENSATION TABLE

The following table sets forth the cash and noncash compensation for the fiscal years ended March 31, 2005, March 31, 2004 and March 31, 2003 awarded to or earned by our Chief Executive Officer and our four other most highly compensated persons who were executive officers of the Company at any time during the year ended March 31, 2005.

| | | Annual Compensation (1) | | Long-Term Compensation | |
|---|---|---|---|---|---|
| **Name and Principal Position** | **Year** | **Salary ($)** | **Bonus ($)** | **Securities Underlying Options (#)** | **All Other Compensation ($)(2)** |
| Allen J. Berning (3) | 2005 | 295,000 | - | - | 6,127 |
| Chairman of the Board and | 2004 | 284,231 | - | 75,000 | 6,144 |
| Chief Executive Officer | 2003 | 222,404 | - | 36,000 | 5,656 |
| Greg S. Lea(4) | 2005 | 225,000 | - | 50,000 | - |
| Executive Vice President— | 2004 | 219,615 | - | 50,000 | - |
| Chief Financial Officer | 2003 | 102,308 | - | - | - |
| Roy A. Bauer(3) | 2005 | 224,808 | - | 75,000 | 2,836 |
| President and | 2004 | 210,769 | - | 50,000 | 2,885 |
| Chief Operating Officer | 2003 | 144,981 | - | 15,000 | 2,472 |
| Robert D. Ahmann | 2005 | 180,000 | - | - | 5,429 |
| Executive Vice President— | 2004 | 180,307 | - | 30,000 | 5,336 |
| Business Development | 2003 | 158,277 | - | 21,600 | 1,592 |
| Larry R. Degen | 2005 | 150,000 | - | - | - |
| Vice President— | 2004 | 148,462 | - | 15,000 | - |
| Principal Accounting Officer | 2003 | 126,692 | - | 15,000 | - |

(1) With respect to each of the named executive officers, the aggregate amount of perquisites and other personal benefits, securities or property received was less than either $50,000 or 10% of the total annual salary and bonus reported for such named officer.

(2) The reported compensation includes our contributions (excluding employee earnings reduction contributions) under our 401(k) Plan.

(3) On December 15, 2004, Al Berning resigned as our President. Roy A. Bauer was concurrently promoted to President, and named to our Board of Directors. Mr. Bauer continued to serve as Chief Operating Officer. Mr. Berning continued in his role as Chairman of the Board and Chief Executive Officer.

(4) Mr. Lea joined Pemstar in July of 2002.

## OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth information regarding grants of stock options to each of the executive officers named in the Summary Compensation Table during fiscal 2005. The percentage of total options set forth below is based on an aggregate of 651,695 options granted to employees during fiscal 2005. All options were granted with an exercise price equal to the average of the daily high and low trading prices of Pemstar's common stock on the Nasdaq National Market on the date of grant. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the Securities and Exchange Commission based on the fair market value of the stock at the time of option grant, and do not represent our estimate or projection of the future stock price.

### OPTION GRANTS IN FISCAL YEAR ENDED MARCH 31, 2005

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rate Of Stock Price Appreciation For Option Term | |
|---|---|---|---|---|---|---|
| Name | Number of Shares of Common Stock Underlying Options Granted(1) | % of Total Options Granted to Employees in FY 2005 | Exercise Price Per Share | Expiration Date | 5% | 10% |
| Allen J. Berning | - | - | $ - | - | $ - | $ - |
| Greg S. Lea | 50,000 | 8.1 | 1.68 | 12/15/2014 | 52,827 | 133,874 |
| Roy A. Bauer | 75,000 | 12.2 | 1.68 | 12/15/2014 | 79,241 | 200,812 |
| Robert D. Ahmann | - | - | - | - | - | - |
| Larry R. Degen | - | - | - | - | - | - |

(1) Options vest in three equal annual installments commencing on the first anniversary of their grant date.

## OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

The table below sets forth the number of shares of common stock acquired upon the exercise of options in the fiscal year ended March 31, 2005 and the value and the number of shares of common stock subject to exercisable and unexercisable options held as of March 31, 2005, by each of the executive officers named in the Summary Compensation Table.

### AGGREGATE OPTION EXERCISES IN FISCAL 2005 AND FISCAL YEAR-END OPTION VALUES

| Name | Shares Acquired by Exercise | Value Realized (1) | Number of Shares Underlying Unexercised Options at Fiscal Year-End | | Value of Unexercised In-the-Money Options at Fiscal Year-End (2) | |
|---|---|---|---|---|---|---|
| | | | Exercisable | Unexercisable | Exercisable | Unexercisable |
| Allen J. Berning | - | - | 263,500 | - | $ - | $ - |
| Greg S. Lea | - | - | 123,100 | 9,900 | 3,082 | 1,518 |
| Roy A. Bauer | - | - | 156,601 | 3,300 | 165 | 165 |
| Robert D. Ahmann | - | - | 218,100 | - | - | - |
| Larry R. Degen | - | - | 38,550 | 4,950 | 2,312 | 1,139 |

(1) "Value" has been determined based upon the difference between the per share option exercise price and the market value of one share of Pemstar common stock on the day such options were exercised, which is equal to the average of the daily high and low trading prices for our common stock on such dates, multiplied by the number of shares exercised.

(2) Based on an estimated fair market value of $1.19, which is equal to the average of the daily high and low trading prices for our common stock on March 31, 2005.

**Employment Contracts for Executive Officers**

We currently do not have employment agreements with any of our executive officers, although the terms of our change of control agreements with executive officers impose limitations on our ability to terminate an executive officer under certain conditions. See "Executive Compensation—Change in Control Arrangements."

**Pension and Retirement Plans**

In 1995, we adopted a 401(k) plan to provide eligible employees with a tax preferential savings and investment program. Employees become eligible to participate in the 401(k) plan on the first day of the first month after they become employed by us, at which point we classify them as participants. Employees may elect to reduce their current compensation by not less than 1% nor more than 50% of eligible compensation or the statutorily prescribed annual limit, currently $14,000, and have this reduction contributed to the 401(k) plan. Our Board of Directors may change the minimum and maximum contribution levels, subject to the statutorily prescribed limit. The 401(k) plan permits, but does not require, us to make discretionary matching contributions and discretionary profit sharing contributions to the 401(k) plan on behalf of eligible participants. In 1997, our Board of Directors approved a discretionary matching contribution of up to 3% of an employee's contributions to the plan. At the direction of each participant, the trustee of the 401(k) plan invests the assets of the 401(k) plan in selected investment options. Contributions by participants or by us to the 401(k) plan and income earned on plan contributions are generally not taxable to the participants until withdrawn, and contributions by us, if any, are generally deductible by us when made. In fiscal 2005, we made $1,202,342 in matching contributions to the plan on behalf of participants.

**Change in Control Arrangements**

We have entered into change in control arrangements with our executive officers. These agreements are designed to diminish the distractions that could be caused by personal uncertainties and risks associated with changes in control and other significant business combinations involving Pemstar by providing these individuals with assurances regarding their compensation and benefits expectation under such circumstances.

Under these agreements, we agree not to terminate any of these individuals during the six month period prior to a "change in control" involving our company and for the two year period following any change in control. If, during the applicable period, we terminate any individual other than for "cause" or "disability" or the individual terminates his employment for "good reason," the individual is entitled to receive a severance payment from us in the amount of 220% of the individual's annual base salary in effect at the time of termination or immediately prior to the change in control, whichever is earlier. We may pay the severance payment in one lump sum or in twenty-four consecutive monthly installments.

**Equity Compensation Plan Information**

The Company maintains the 1994 Stock Option Plan (the "1994 Plan"), the 1995 Stock Option Plan (the "1995 Plan"), the 1997 Stock Option Plan (the "1997 Plan"), the 1999 Amended and Restated Stock Option Plan (the "1999 Plan"), the 2000 Stock Option Plan (the "2000 Plan"), the 2002 Stock Option Plan (the "2002 Plan") and the 2000 Employee Stock Purchase Plan, as amended in 2002 and 2003 (the "ESPP"), pursuant to which it may grant equity awards to eligible persons. The 1994 Plan, the 1995 Plan, the 1997 Plan, the 1999 Plan, the 2000 Plan, the 2002 Plan, and the ESPP have all been approved by the shareholders of the Company.

The following table gives information about equity awards under the Company's 1994 Plan, the 1995 Plan, the 1997 Plan, the 1999 plan, the 2000 Plan, the 2002 Plan, and the ESPP as of March 31, 2005.

| **Plan Category** | **(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights** | **(b) Weighted-average exercise price of outstanding options, warrants and rights** | **(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))** |
|---|---|---|---|
| Equity Compensation plans approved by security holders............................................ | 3,868,114(1) | $4.64369 | 708,748(2) |
| Equity Compensation plans not approved by security holders............................................ | None | - | None |
| Total .............................................................. | 3,868,114 | $4.64369 | 708,748 |

(1) 15,000 to be issued under the 1994 Plan; 39,000 to be issued under the 1995 Plan; 224,854 to be issued under the 1997 Plan; 1,238,771 to be issued under the 1999 Plan; and 1,208,168 to be issued under the 2000 Plan; and 1,142,321 to be issued under the 2002 Plan.

(2) None remaining under the 1994, 1995 and 1997 Plans; 195,445 remaining under the 1999 Plan; 229,859 remaining under the 2000 Plan; 283,444 remaining under the 2002 Plan; and 573 remaining under the ESPP.

## COMPARATIVE STOCK PERFORMANCE

The graph below compares the cumulative total shareholder return on Pemstar's common stock with the cumulative total return on the Nasdaq National Market (U.S. Companies) Index and an index of a group of peer companies selected by Pemstar for the fifty-six (56) month period beginning August 8, 2000 (the date Pemstar's common stock commenced trading) and ending March 31, 2005 (assuming in each case an investment of $100 on August 8, 2000 and reinvestment of all dividends when paid). The peer group includes Benchmark Electronics, Inc., Celestica Inc., Flextronics, Jabil Circuit Inc., Plexus Corp., Sanmina-SCI, SMTC Corporation and Solectron, each of which, like Pemstar, is a publicly traded provider of advanced electronic manufacturing services. In calculating the cumulative total shareholder return of the peer group, the shareholder returns of the peer group companies are weighted according to the stock market capitalization of the companies.

**COMPARISON OF 56 MONTH CUMULATIVE TOTAL RETURN***

AMONG PEMSTAR, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX
AND A PEER GROUP



DOLLARS
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PEMSTAR, INC.
NASDAQ STOCK MARKET (U.S.)
PEER GROUP


* $100 invested on 8/8/00 in stock or on 7/31/00 in index-including reinvestment of dividends.
Fiscal year ending March 31.

## SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who beneficially own more than ten percent of the Company's common stock, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission and The Nasdaq Stock Market. Executive officers, directors and greater than ten percent beneficial owners are required by the Securities and Exchange Commission to furnish the Company with copies of all Section 16(a) forms they file.

Based upon a review of the forms furnished to the Company and written representations from the Company's executive officers and directors, the Company believes that during the fiscal year ended March 31, 2005, all Section 16(a) filing requirements applicable to its executive officers, directors and greater than ten percent beneficial owners were complied with.

## REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors is responsible for overseeing management's financial reporting practices and internal controls. The Audit Committee is composed of the following non-employee directors: Bruce M. Jaffe, Chair, Thomas A. Burton, Kenneth E. Hendrickson and Steven E. Snyder. All of the members of the Audit Committee are independent (as independence is defined in Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards). The Audit Committee operates under a written charter adopted by the Board of Directors. The Audit Committee appoints the Company's independent registered public accounting firm.

Management is responsible for Pemstar's internal controls and the financial reporting process. Pemstar's independent registered public accounting firm is responsible for performing an independent audit of Pemstar's consolidated financial statements in accordance with generally accepted auditing standards and to issue a report on Pemstar's financial statements. The Audit Committee's responsibility is to monitor and oversee these processes.

In this context the Audit Committee has met and held discussions with management and the independent registered public accounting firm. Management represented to the Audit Committee that Pemstar's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees).

Pemstar's independent registered public accounting firm also provided to the Audit Committee the written disclosure and letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent registered public accounting firm the accounting firm's independence. The Committee also considered whether non-audit services provided by the independent registered public accounting firm during the last fiscal year were compatible with maintaining the independent registered public accounting firm's independence.

Based upon the Audit Committee's discussion with management and the independent registered public accounting firm and the Audit Committee's review of the representation of management and the report of the independent registered public accounting firm to the Audit Committee, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Pemstar's annual report on Form 10-K for the fiscal year ended March 31, 2005 filed with the Securities and Exchange Commission.

The Company has at least two audit committee financial experts serving on its audit committee. Messrs. Jaffe and Snyder, both of whom are independent of management, meet the qualifications for this designation under Section 407 of the Sarbanes-Oxley Act of 2002.

Thomas A. Burton
Bruce M. Jaffe
Kenneth E. Hendrickson
Steven E. Snyder

Members of the Audit Committee

## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM DISCLOSURE

On June 22, 2004, Ernst & Young LLP ("Ernst & Young") informed the Company that Ernst & Young was to resign as the Company's independent registered public accounting firm effective upon the completion of the quarterly review of the Company's fiscal quarter ending June 30, 2004.

The reports of Ernst & Young on the financial statements of the Company for the two fiscal years ended March 31, 2004 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

In connection with its audits for each of the two fiscal years ended March 31, 2004 and through June 20, 2005, the date of this proxy statement, there have been no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused Ernst & Young to make reference thereto in their report on the financial statements for such years.

During the two most recent years and through June 20, 2005, the date of this proxy statement, there have been no reportable events (as outlined in Regulation S-K Item 304(a)(1)(v)).

On August 16, 2004, the Company's Audit Committee approved the appointment of Grant Thornton LLP ("Grant Thornton") as the Company's independent registered public accounting firm.

## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES

**Audit Committee Pre-Approval Policies**

The Audit Committee has established a policy for pre-approving the services provided by our independent registered public accounting firms in accordance with the rules of the Securities and Exchange Commission. The policy requires the review and pre-approval by the Audit Committee of all audit and permissible non-audit services provided by the independent registered public accounting firms. Before granting any approval, the Audit Committee must receive: (1) a detailed description of the proposed service; (2) a statement from management as to why they believe the independent registered public accounting firms are the best qualified to perform the service; and (3) an estimate of the fees to be incurred. Before granting any approval, the Audit Committee gives due consideration to whether approval of the proposed service will have a detrimental impact on the independent registered public accounting firms' independence.

**Fees**

| | Grant Thornton LLP | | Ernst & Young LLP | |
|---|---|---|---|---|
| Fees Billed or Expected To Be Billed | Fiscal 2005 | Fiscal 2004 | Fiscal 2005 | Fiscal 2004 |
| Audit fees[1] | $ 1,554,408 | $ - | $ 26,350 | $ 1,228,495 |
| Audit related fees[2] | 38,189 | - | 18,050 | 117,796 |
| Tax fees[3] | 4,433 | - | 298,987 | 585,613 |
| Other fees | - | - | - | - |

[1] Grant Thornton fiscal 2005 audit fees billed include $910,442 in support of Sarbanes Oxley Act independent registered public accounting firm certification. Ernst & Young fiscal 2005 audit fees include amounts for review of financial statements for the quarter ended June 30, 2004, and its fiscal 2004 audit fees include $314,916 billed in relation to the restatement of fiscal 2004 financial statements performed during fiscal 2005 in connection with the outcome from the investigation of certain accounting discrepancies related to Company's Guadalajara, Mexico subsidiary.

[2] Grant Thornton audit-related fees include amounts billed in relation to review of adjustments arising in the restatement of fiscal year 2004 financial statements. Ernst & Young fiscal 2005 audit-related fees are in support of management review of a foreign business opportunity and audits of employee benefit plans, and its fiscal 2004 audit-related fees include amounts related to issuance of a prospectus for the sale of Company common shares, support of the pending shareholder litigation and preliminary efforts related to preparation for Sarbanes Oxley Act certification.

[3] Grant Thornton tax fees include amounts for preparation of annual filings in one foreign country. Ernst & Young provides domestic outsourcing tax compliance services and assists with various other taxation and taxation planning matters.

The Company's Audit Committee reviews all requests for non-audit services by Grant Thornton and Ernst & Young prior to their engagement by the Company for such services. The Committee is responsible for approving or denying such requests. One hundred percent of audit related, tax and other services for the current fiscal year, which were provided prior to or during the period of the designation of Grant Thornton and Ernst & Young, respectively, as our independent registered public accounting firm, were approved by the Audit Committee.

The Company's Audit Committee has considered whether the provision of audit related, tax and other services and the payment of fees for these services is compatible with maintaining Grant Thornton's independence, and previously, Ernst & Young's independence, and has determined that such services fees are compatible with maintaining Grant Thornton's, and previously Ernst & Young's, independence.

## RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton has served as our independent registered public accounting firm since August 2004. The Audit Committee appointed Grant Thornton to serve as our independent registered public accounting firm for the fiscal year ending March 31, 2006. While it is not required to do so, Pemstar is submitting the selection of Grant Thornton for ratification of the shareholders. If the selection is not ratified, the Audit Committee will reconsider its selection. Ratification of the selection will require the affirmative vote of a majority of the shares of common stock of the Company represented in person or by proxy and entitled to vote at the Annual Meeting. A representative of Grant Thornton will be present at the Annual Meeting, will be afforded an opportunity to make a statement and will be available to respond to appropriate questions.

**The Board of Directors and management recommend that you vote for the ratification of the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm.**

## CODE OF ETHICS

The Company has adopted a Business Ethics and Compliance Program for its Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and all other employees. The Company has made its Business Ethics and Compliance Program available on its website (www.pemstar.com) in the "Governance" section. The Company intends to satisfy the disclosure requirement under Item 10 of 8-K regarding an amendment to, or from, a provision of its Business Ethics and Compliance Program by posting such information on its website at the address and location specified above.

## PROPOSED SETTLEMENT OF DERIVATIVE ACTION

On August 23, 2002 and October 2, 2002 two different individual shareholders commenced virtually identical shareholder derivative actions against us as nominal defendant and our Board. Those actions have been consolidated in United States District Court for the District of Minnesota, Third Judicial District, County of Olmsted. The derivative action alleges that our Board breached its fiduciary duties by allegedly allowing the violations of the securities to occur.

The District Court has issued preliminary approval for a settlement of the consolidated derivative action. In connection with the proposed settlement, the District Court requires us to provide the notice of the proposed settlement attached as Annex A to our shareholders, and to enhance certain corporate governance policies, as described in Annex B. A hearing on the final approval of the settlement will take place before the District Court on August 18, 2005.

## SOLICITATION OF PROXIES

All of the expenses involved in preparing, assembling and mailing this Proxy Statement and the material enclosed herewith will be paid by the Company. The Company may reimburse banks, brokerage firms, and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to beneficial owners of the Company's common stock. Although proxies are being solicited primarily by mail, officers and regular employees of the Company, who will receive no extra compensation for their services, may solicit such proxies by telephone, telegraph, facsimile transmission or in person.

## OTHER MATTERS

The Board of Directors does not know of any other business to be presented for consideration at the Annual Meeting. If any other business does properly come before the Annual Meeting, the persons named as proxies in the enclosed proxy will vote in accordance with their best judgment as to the best interests of the Company.

## SHAREHOLDER PROPOSALS FOR THE 2006 ANNUAL MEETING

Any shareholder proposals to be presented at the Company's Annual Meeting to be held in 2006 must be received at the principal executive offices of the Company, Pemstar Inc., 3535 Technology Drive N.W., Rochester, MN 55901 by the close of business on February 20, 2006. In connection with any matter to be proposed by a shareholder at the 2006 Annual Meeting, but not proposed for inclusion in the Company's proxy materials, the proxy holders designated by the Company for that meeting may exercise their discretionary voting authority with respect to that shareholder proposal if appropriate notice of that proposal is not received by the Company at its principal executive office by May 6, 2006.

Bruce J. Borgerding
*Secretary*

June 20, 2005

**ANNEX A**

# NOTICE OF PROPOSED SETTLEMENT OF DERIVATIVE ACTION

A hearing will be held before the Honorable Jodi L. Williamson, Judge of District Court, on August 18, 2005, at 9:00 a.m., at the Olmsted County Government Center, 151 Fourth Street SE, Rochester, MN 55904, to determine whether the proposed settlement of the alleged derivative claims brought against PEMSTAR and certain individual defendants in Gartmann v. Berning, et al., State of Minnesota District Court, County of Olmsted, File No. 55-C9-03-004363, Schneider v. Berning, et al., State of Minnesota District Court, County of Olmsted, File No. 55-C3-003693, which were consolidated by order of the Court as In re PEMSTAR Inc. Derivative Litigation, State of Minnesota District Court, County of Olmsted, Master File No. 55-C3-03-003693 (the "Actions"), should be approved as fair, reasonable, and adequate, and if approved, to determine whether judgment in the litigation should be rendered according to the terms of the settlement.

The Actions are shareholders' derivative suits brought by shareholders William S. Gartman and Daniel Schneider on behalf of nominal plaintiff PEMSTAR Inc. ("PEMSTAR") against defendants Allen J. Berning, Robert R. Murphy, Steve V. Petracca, Marlene Shurson (as a substitute for Karl D. Shurson), Robert D. Ahmann, Hargopal Singh, William B. Leary, Gregory S. Lea, Thomas A. Burton, Bruce M. Jaffe, Kenneth E. Hendrickson, Michael J. Odrich, William Kullback, and PEMSTAR, as a nominal defendant. The Actions arise out of alleged misstatements relating to PEMSTAR's June 8, 2001, Registration Statement, alleged misstatements regarding PEMSTAR's financial health, and the filing of a securities action against PEMSTAR and others entitled In re Pemstar, Inc. Securities Litigation, Master File No. 02-1821-DWF/SRN, United States District Court, District of Minnesota (the "Securities Action"). Defendants and PEMSTAR vigorously deny any wrongdoing, deny any misstatements, and believe that the Securities Action is meritless. Defendants deny that any violations of applicable securities laws, federal or state, have occurred, and believe that at all times they acted in good faith and in a manner that they believed to be in the best interests of PEMSTAR and its shareholders.

Cognizant that sustained, expensive, distracting litigation and the risks associated with such litigation would not be in the best interests of PEMSTAR and its shareholders, the parties entered into good faith negotiations to settle the dispute. The respective parties entered into a written Settlement Agreement and General Release effective January 20, 2005. All of the parties believe that the Settlement Agreement represents the best interests of PEMSTAR and its shareholders.

Under the terms of the settlement agreement, PEMSTAR has agreed to implement a variety of corporate governance policies. PEMSTAR's Board of Directors has, subsequent to and in response to the filing of this lawsuit, added independent Board members and intensively reviewed and enhanced its procedures for financial controls and corporate governance. In addition, PEMSTAR's insurers have agreed to pay $750,000, if necessary, to reimburse the plaintiffs' attorneys' fees and costs in bringing this action, subject to court approval. PEMSTAR has agreed that such an amount (if approved) is fair and reasonable and in the best interests of PEMSTAR and its shareholders.

In return, all of the claims brought in these Actions by plaintiffs, including claims against the Defendants for breach of fiduciary duty, abuse of control, gross mismanagement, and disgorgement of insider trading profits, are dismissed with prejudice and all shareholders of record are barred from any future litigation asserting those or related claims.

This notice is merely a summary of the proposed settlement and does not describe all of the details. For full details of the settlement, you may desire to review the proposed "Settlement Agreement and General Release" that is available on request from counsel for the plaintiffs, whose names and addresses are:

Brian J. Robbins, Esq.
Jeffrey P. Fink, Esq.
Robbins Umeda & Fink, LLP
610 West Ash Street, Suite 1800
San Diego, CA 92101

**Co-Lead Counsel for Plaintiffs**

John G. Emerson, Jr., Esq.
Scott E. Poynter, Esq.
Emerson Poynter, LLP
2228 Cottondale Lane, Suite 100
Little Rock, Arkansas 72221-5336

**Co-Lead Counsel for Plaintiffs**

As a shareholder of record, you may appear at the hearing for settlement approval, in person or through counsel of your own choice, and show cause, if any, why the proposed settlement should not be approved. However, no one shall be heard or entitled to contest any of the foregoing unless that person: (i) has filed a written request to be heard under the consolidated case entitled In re PEMSTAR Inc. Derivative Litigation, State of Minnesota District Court, County of Olmsted, Master File No. 55-C3-03-003693, with the Clerk of Court at the Olmsted County Government Center, 151 Fourth Street SE, Rochester, MN 55904, on or before August 8, 2005; and (ii) has served by hand delivery or first class mail, postage prepaid, on counsel for the parties at the addresses set forth above as well as counsel for the defendants, Peter W. Carter, Esq., Dorsey & Whitney, Suite 1500, 50 South Sixth Street, Minneapolis, MN 55402-1498, a statement of all objections and all of the grounds or reasons for the objections, any and all affidavits, memoranda of law or other papers or evidence which such person wishes the Court to consider, and a statement as to whether the person intends to appear at the hearing, together with the following information:

a. The name, address, and phone number of the objector and of the objector's counsel, if any;

b. The number of shares of common stock of PEMSTAR you currently hold. The objector must also provide proof of such ownership in the form of a broker's confirmation slip, statement of account, or other satisfactory proof of purchase and continued ownership of the common stock.

Any shareholder who does not object in the manner provided for herein shall be deemed to have waived any and all objections and shall forever be barred, in these proceedings, or in any other proceeding, from making any objection to, or otherwise challenging, any settlement of these actions and proceedings, or the Stipulation of Settlement, or any provision thereof, the order and final judgment dismissing this action and proceedings, or the applications and awards of attorneys' fees and expenses, or any other proceedings in these actions and proceedings. Upon entry of final judgment all shareholders will have fully and finally released any and all claims that were brought, or could have been brought, in the Actions.

**ANNEX B**

## CORPORATE GOVERNANCE POLICIES OF PEMSTAR INC.

The following Corporate Governance Policies have been agreed upon in connection with the resolution of Gartmann v. Berning, et al., State of Minnesota District Court, County of Olmsted, File No. 55-C9-03-004363, and Schneider v. Berning, et al., State of Minnesota District Court, County of Olmsted, File No. 55-C3-003693, which were consolidated by order of the Court as In re PEMSTAR Inc. Derivative Litigation, State of Minnesota District Court, County of Olmsted, Master File No. 55-C3-03-003693, as is set forth in the Settlement Agreement in this Action. Subject to the terms of that Agreement, PEMSTAR Inc. ("PEMSTAR" or "Company") and its Board of Directors ("Board of Directors" or "Board") agree to adopt and maintain the following policies:

(1) The Board of Directors agrees that it will not reprice any existing officer or director stock options for a period of two years from and after the date of this Agreement;

(2) The Board of Directors agrees for any new stock options issued to officers and directors for a period of one year from and after the date of this Agreement, the option will not be exercisable for twelve months after it is issued for the next 180 days, but this provision will not apply to treatment of the options in the event of a merger, sale of the Company or other similar transaction;

(3) The Board of Directors agrees that, for the next two years, a majority of its directors will be independent directors, as that term is currently defined by the New York Stock Exchange, and that PEMSTAR will continue at all times to comply with any obligations it may have under any applicable statutes or regulations relating to the independence of directors;

(4) The Board of Directors shall designate a Lead Independent Director with the following responsibilities:

(a) To advise the Board chair as to an appropriate schedule for Board of Directors meetings;

(b) To provide the Board chair with input as to the preparation of agendas for Board of Directors and Board committee meetings;

(c) To advise the Board chair as to the appropriate flow of information from management to the Board of Directors necessary for the Board of Directors to effectively and responsibly perform its functions, and specifically to request that certain material be provided to the Board;

(d) To recommend to the Board chair the retention of appropriate consultants to the Board;

(e) To assist the Board and PEMSTAR's officers in assuring compliance with and implementation of all applicable corporate and securities laws and to be principally responsible for any necessary revisions to PEMSTAR's governance policies in this area;

(f) To coordinate, develop an agenda for and moderate sessions of the Board's independent directors and to act as their principal liaison to the Board chair on sensitive issues; and

(g) To evaluate, along with the Compensation Committee and full Board, the performance of PEMSTAR's Chief Executive Officer ("CEO"), and to meet with the CEO to discuss his performance.

(5) PEMSTAR's Compensation Committee shall operate as follows:

(a) It shall set annual and long-term performance goals for the Board chair and the CEO, shall meet annually to review their performance against those goals and to make any appropriate adjustments based on achievement of those goals;

(b) It shall meet at least twice a year in executive session without the CEO or the Board chair present;

(c) It shall adopt, with full Board approval, a resolution setting forth the following compensation principles:

(i) Pay for performance and to encourage retention of employees who enhance PEMSTAR performance;

(ii) Promotion of PEMSTAR stock ownership to align the interests of management, directors and stockholders;

(iii) An executive's recent compensation history, including special arrangements, shall be taken into consideration;

(iv) Cash incentive plans for senior executives will be linked to achievement of financial goals set in advance by the Compensation Committee; and

(v) Annual review of directors' compensation.

(d) The Compensation Committee shall publish an annual report in PEMSTAR's Proxy Statement, discussing the principles set forth in subparagraph (c) above and justifying the compensation of the CEO and Chief Financial Officer ("CFO").

(6) PEMSTAR's Audit Committee shall operate as follows:

(a) It shall have a charter which includes the following provisions:

(i) Meetings to be held, among other times, prior to the commencement and prior to the completion of the annual audit;

(ii) Each meeting shall include a meeting with appropriate Company management, followed by an executive session with no management present;

(iii) Each meeting shall have a written agenda and written minutes; and

(iv) The Committee shall keep the Board apprised of its activities and of any material findings on a periodic basis.

(b) The Committee's responsibilities shall include:

(i) Serving as a channel of communication between the external auditor and the Board;

(ii) Reviewing the results of each external audit, including any qualifications in the external auditor's opinion, and any related management letter;

(iii) Reviewing the Company's annual financial statements and any significant disputes which have arisen between management and the external auditor in connection with the preparation of those financial statements;

(iv) Meetings with the Company's independent auditing firm concerning:

(1) The Company's primary internal control risks and areas of financial reporting weaknesses, and how they can be improved;

(2) Whether the auditors have noticed any end of the year or unusually large transactions which require further investigation;

(3) The aggressive or conservative nature of the Company's financial reporting policies; and

(4) Whether the external auditors have had any disagreement with management regarding financial reporting.

(c) The Committee shall have the following additional responsibilities regarding Company management:

(i) Ascertaining from management the Company's primary business and financial exposure risks;

(ii) Reviewing management's responses to the recommendations of the external and internal auditors; and

(iii) Meetings with management concerning:

(1) Company budgets and forecasts, and the extent to which current operations are meeting such budgets and forecasts;

(2) Company compliance with internal codes of ethics and other internal procedures; and

(3) Regulatory compliance.

(d) The Committee shall have the following additional responsibilities regarding internal auditors:

(i) Ascertaining the nature of the internal audit plan;

(ii) Ascertaining appropriate staffing levels for the internal audit function;

(iii) Serving as a channel of communication between the internal auditors and the Board; and

(iv) Regular meetings with the internal auditing staff, particularly at year end, concerning:

(1) The strengths and weaknesses of the Company's internal financial controls;

(2) Efforts to uncover "side deals" or oral, off-the-books transactions, and the result of those efforts;

(3) Large, end-of-year or end-of-quarter transactions which materially affect the Company's financial results; and

(4) Whether the Company's financial reporting policies are unusually aggressive.

(7) PEMSTAR's Corporate Governance Committee shall operate as follows:

(a) It shall meet with each qualified prospective new Board nominee and then shall recommend whether such individual shall be nominated for membership to the Board;

(b) It shall consist of a minimum of two members, each of whom shall possess domain expertise in governance issues or have substantial leadership experience;

(c) The Committee shall require that each director upon appointment shall complete a course of introduction to the Company, either provided or approved by the Corporate Governance Committee with required appropriate refresher training annually; and

(d) It shall:

(i) Make nominations to serve on the Board or its committees (or as a committee chairman);

(ii) Recommend changes in responsibilities of committees; and

(iii) Oversee all proposed amendments to the Articles, By-Laws, governance guidelines or committee charters; and

(iv) Meet not less than three times per year.

(8) The performance of the Chairman shall be evaluated each year by the Board. Where the Chairman is not sufficiently active or successful in providing meaningful leadership for the Board, he or she shall should be replaced. Therefore, PEMSTAR's By-Laws should provide for an annual election of the Chairman by secret ballot with a six-year maximum term limit for the Chairman;

(9) So long as the Company remains a publicly-traded company, the Company shall engage an independent auditing firm to perform an annual audit of its financial statements. A written report of the results of each annual audit, including any findings, opinions or recommendations by the independent auditor shall be provided to the CEO, the Chief Operating officer ("COO"), the CFO and the Audit Committee of the Board for review and remedial action, if necessary;

(10) The Company shall require its independent auditing firm to rotate the partner in charge of the audit every five years;

(11) The CEO and CFO shall be responsible for ensuring that the Company's revenue recognition policy, which conforms to the requirements of Generally Accepted Accounting Principles ("GAAP") as currently in effect or as amended, is implemented and utilized throughout the Company. The CFO and CEO shall report to the Board on a semi-annual basis regarding the implementation and operation of this policy. The CFO and CEO shall distribute the Company's revenue recognition policy to each Company employee who records or reviews the recording of revenue. Any questions regarding that policy, or its application, shall be directed to the Company's CFO, who shall, as appropriate, inform the CEO;

(12) At each regularly scheduled Board meeting following each quarter end, the Company's CFO (or his or her designee) shall provide a report as to the Company's financial condition and prospects, including, but not limited to, a discussion of all reasons for material increases in expenses and liabilities, if any, and material decreases in revenues and earnings, if any, management plans for ameliorating or reversing such negative trends and the success or failure of any such plans presented in the past;

(13) The PEMSTAR Board shall adopt a policy prohibiting the extension loans and other credit by the Company to Pemstar officers and/or directors; and

(14) PEMSTAR will maintain an appropriate "Insider Trading" policy regulating the purchase and sale of PEMSTAR stock by any PEMSTAR employees or directors possessing material, non-public information concerning PEMSTAR. The policy will approved by the Corporate Governance Committee and the Board as a whole and shall conform to all applicable legal requirements.


2

# manufacturing

- PCB and flex circuit assembly and test
- Systems assembly and test
- Precision electromechanical assembly and test
- Box build
- Equipment replication






***Solutions***

- Improved quality ensured by state-of-the-art processes & technology
- On time delivery through Supply Chain Management
- Competitive pricing based on worldwide purchasing
- Flexibility supporting customized solutions

PEMSTAR's complete **Manufacturing** services, and modern world-class facilities, bring together proven expertise, advanced technologies, and global locations to provide cost-effective low and high volume production. Our manufacturing professionals around the world will implement the best manufacturing solution for you.

Methodologies range from industry-standard Current Good Manufacturing Practices (CGMP) to proprietary PEMSTAR-developed technologies. Our quality management systems are ISO-based, ensuring the highest level of quality, and our Lean Manufacturing Initiatives increase your bottom line. PEMSTAR continuously develops better processes through our New Product Introduction (NPI) groups, striving to achieve maximum quality and yield targets. In addition, our Technology Roadmap provides a detailed plan that anticipates future trends in materials and manufacturing.

PEMSTAR welcomes challenging projects and offers flexible production and cost-reduction techniques, with robust supply chain management and state-of-the-art equipment that enables us to consistently meet or exceed customer delivery schedules. Leading-edge information systems include Agile for document control, Data Sweep for tracking and quality control, and Mapics for business and resource management.

PEMSTAR UL REGISTERED FIRM ISO 9001:2000

IPC MEMBER

FDA

**ISO 9001:2000**
all sites

**ISO 14001:2004**
Rochester MN
San Jose CA

**ISO 13485**
Medical Mfg Sites

**FDA 21 CFR Part 820**
Medical Mfg Sites

**AS 9100**
Rochester MN
Dunseith ND

MANUFACTURING RELEASE


prototype & validation testing
2
pilot production
volume producti


Navan, Ireland
Almelo, The Netherlands
Dunseith, ND
Rochester, MN
Brasov, Romania
San Jose, CA
Tianjin, China
Yokohama, Japan
Israel
Austin, TX
Bangkok, Thailand
Singapore

# global focus

engineering
manufacturing



PEMSTAR provides comprehensive engineering, manufacturing and fulfillment solutions to customers on a global basis. Locations across the United States, Europe, the Middle East and Asia enable us to offer a consistently high level of market-focused services wherever you or your customers need it.



Increasing competition means increasing customer choice. With a consistent annual growth rate, ease of doing business, and unwavering customer loyalty and level of satisfaction, PEMSTAR is the obvious choice for you. Please contact us today to discuss how we can be of service!

**Corporate Headquarters**
*PEMSTAR, Inc.*
*3535 Technology Drive NW*
*Rochester, MN 55901*



***In US call toll-free: 1-888-PEMSTAR (1-888-736-7827)***
***Outside US call: 1-507-535-4000***
*Fax: 1-507-280-0838*
*E-mail: info@pemstar.com*
*Website: www.pemstar.com*



PEMSTAR

concept to customer solutions


3

# fulfillment

- Product configuration
- Worldwide distribution
- Product warranty and repair





***Flexibility and satisfaction***

- Packaging and worldwide distribution
- Build to order product solutions
- Worry-free end-of-life support
- Turnkey service level agreements

PEMSTAR **Fulfillment** services provide on-time delivery to anywhere in the world, with shipments properly configured to your specifications. We can customize each package according to your precise requirements; options can include linking to your own databases using our secure fulfillment center option. PEMSTAR will maintain complete transaction records, with total confidentiality for your peace of mind. Fulfillment services can include warranty, repair, refurbishment, updating to the current engineering level, and end-of-life support.



## *Focus on Quality*

*Quality is the guiding principle of our Concept to Customer process. PEMSTAR's commitment to continuous improvement is driven by our Six Sigma and Lean MFG inititiatives, and employees dedicated to achieving customer satisfaction.*

END CUSTOMER


3
fulfillment
service depot & repair
product end-of-life support



# market focus

- Faster time-to-market
- Improved product quality
- Increased profitability



*Industrial*

PEMSTAR has proven itself in this growing market by creating award-winning, rugged designs. We comply with industrial network, safety and EMC standards, offering cutting-edge signal processing and acquisition technologies. In addition to developing and manufacturing products for the industrial market, our services include custom automated assembly & test equipment for manufacturing.



*Medical*

PEMSTAR meets the rigorous demands of this industry by providing Class I, II and III medical device design and manufacturing services. With our medical sites registered to US FDA 21 CFR Part 820, and certified ISO 13485, we offer Class 10k clean rooms and a unique hybrid of expertise in the bioscience industries.



*Computing & Data Storage*

Working with the leaders in this industry for nearly a decade, PEMSTAR has true depth of experience to apply to your product. In addition to custom design and manufacturing, we offer several platform solutions with a range of operating systems including Windows® XP, and Windows® CE.net for mobility products.



*Communications*

The rapidly changing world of the telecommunications business is exciting and a perfect fit for PEMSTAR's capabilities, including optical, RF and the emerging WIFI technologies. Serving some of the premier companies in this industry, PEMSTAR continues to stay on the forefront of communications technology.

***PEMSTAR Specialties***

*Concept Development*
*Product Positioning Support*
*Industrial Design*
*Interaction Design*
*Precision Mechanical Design*
*Structural Dynamics / Analysi*
*Materials Science*
*Analog & Digital Electronics*
*Complex Board Layouts*
*Integrated Circuit Design*
*Electrical Engineering*
*Software / Firmware*
*Application Programming*
*Simulations & Analyses*
*Motion Control / Robotics*
*Vision and Laser Systems*
*Optics / Photonics*
*Wireless Systems*
*Power Management*
*Mobile / Network Computing*
*Smart Compact Solutions*
*Medical Systems*
*Mixed Signal Processing*
*Precision Control Systems*
*Complex System Assembly*
*Automated Precision Assemb*
*Custom Test Equipment*
*New Product Introduction (NF*
*Prototyping / Pilot Builds*
*Process Tooling*
*Risk Reduction*
*Six Sigma Programs*
*Turnkey MFG Solutions*
*Precision Die Placement*
*Wire Bonding*
*Hermetic Sealing*
*System Assembly & Test*
*Equipment Replication*
*Pharmaceutical Coatings*
*Implantables / Lenses*
*Class 10K Clean Rooms*
*Quality Control Systems*
*Warranty Service & Repair*
*End-of-Life Management*

*PEMSTAR's market focus permits the realization of cost and time-to-market efficiencies. Serving the needs of large corporations like IBM, Motorola, Siemens, Philips, Medtronic, HP, Fluke, Sony, 3M and others, we pride ourselves on offering you the same high level of PEMSTAR quality.*